                                                FILED PURSUANT TO RULE 424(B)(3)
                                                      REGISTRATION NO. 333-51447
PROSPECTUS

OFFER FOR ALL OUTSTANDING 12% SENIOR SUBORDINATED NOTES DUE 2008
IN EXCHANGE FOR 12% SERIES B SENIOR SUBORDINATED NOTES DUE 2008 OF

                             CARTER HOLDINGS, INC.

                 THE EXCHANGE OFFER WILL EXPIRE AT 11:59 P.M.,
             NEW YORK CITY TIME ON AUGUST 10, 1998 UNLESS EXTENDED
                             ---------------------

    Carter Holdings, Inc., a Massachusetts corporation ("Holdings"), hereby offers to exchange an aggregate principal amount of up to $20,000,000 of its 12% Series B Senior Subordinated Notes due 2008 (the "New Notes") for a like principal amount of its 12% Senior Subordinated Notes due 2008 (the "Old Notes") outstanding on the date hereof upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"). The New Notes and the Old Notes are collectively hereinafter referred to as the "Notes". The terms of the New Notes are identical in all material respects to those of the Old Notes, except for certain transfer restrictions and registration rights relating to the Old Notes. The New Notes will be issued pursuant to, and entitled to the benefits of, the Indenture (as defined) governing the Old Notes.

    The New Notes will be structurally subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of Holdings' Subsidiaries.

    Interest on the New Notes will be payable semi-annually on May 1 and November 1 of each year, accruing from their date of issuance October 30, 1996. Payment of interest commenced on May 1, 1997. Upon the occurrence of a Change of Control (as defined), Holdings will be required to offer to repurchase the Notes. There is no assurance that Holdings will have, or will have access to, sufficient funds to repurchase the Notes upon any such occurrence. See "Description of Notes".

    The New Notes are being offered hereunder in order to satisfy certain obligations of Holdings contained in the Exchange and Registration Rights Agreement dated March 25, 1997 (the "Registration Rights Agreement"), between Holdings and the Initial Purchasers (as defined), with respect to the sale of the Old Notes.

    Holdings will not receive any proceeds from the Exchange Offer. Holdings will pay all the expenses incident to the Exchange Offer. Tenders of Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date (as defined) for the Exchange Offer. In the event Holdings terminates the Exchange Offer and does not accept for exchange any Old Notes with respect to the Exchange Offer, Holdings will promptly return such Old Notes to the holders thereof. See "The Exchange Offer".

    Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivery of a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Holdings has agreed that, for a period of 90 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution".
                            ------------------------

    Prior to the Exchange Offer, there has been no public market for the Old Notes. If a market for the New Notes should develop, such New Notes could trade at a discount from their principal amount. Holdings currently does not intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system and no active public market for the New Notes is currently anticipated. There can be no assurance that an active public market for the New Notes will develop.

    The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange pursuant to the Exchange Offer.

    SEE "RISK FACTORS" COMMENCING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT HOLDERS OF OLD NOTES SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER.
                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES\COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                 THE DATE OF THIS PROSPECTUS IS JULY 13, 1998.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE NEW NOTES OR OLD NOTES BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE EXCHANGE PROPOSED TO BE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF. UNTIL OCTOBER 11, 1998, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THE DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS.

                             AVAILABLE INFORMATION

    Holdings is not currently subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to the Indenture, Holdings has agreed to file with the Securities and Exchange Commission (the "Commission") and provide to the holders of the Notes annual reports and the information, documents and other reports that are specified in Sections 13 and 15(d) of the Exchange Act.

    Holdings has filed with the Commission a Registration Statement (which term includes any amendments thereto) on Form S-4 under the Securities Act with respect to the New Notes offered by this Prospectus. This Prospectus does not contain all information set forth in the Registration Statement and the exhibits thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement, or other document are qualified in their entirety by such documents. With respect to each such contract, agreement, or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved.

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. FOR PURPOSES OF THIS PROSPECTUS, "HOLDINGS" REFERS TO CARTER HOLDINGS, INC. AND "CARTER'S" REFERS TO THE WILLIAM CARTER COMPANY AND ITS SUBSIDIARIES. ON OCTOBER 30, 1996, HOLDINGS ACQUIRED 100% OF THE OUTSTANDING CAPITAL STOCK OF CARTER'S. HOLDINGS HAS SUBSTANTIALLY NO ASSETS OR INVESTMENTS OTHER THAN THOSE RELATED TO ITS INVESTMENT IN CARTER'S. CARTER'S IS ALSO REFERRED TO AS "PREDECESSOR" FOR THE PERIODS PRIOR TO THE ACQUISITION. THE CONSOLIDATED ENTITY OF HOLDINGS AND CARTER'S IS COLLECTIVELY HEREINAFTER REFERRED TO AS THE "COMPANY". THE FISCAL YEAR OF THE COMPANY ENDS ON THE SATURDAY IN DECEMBER OR JANUARY NEAREST THE LAST DAY OF DECEMBER. ALL REFERENCES TO DEMOGRAPHIC DATA IN THIS PROSPECTUS ARE BASED UPON INDUSTRY PUBLICATIONS, CENSUS INFORMATION AND COMPANY DATA AND, UNLESS INDICATED, ALL REFERENCES TO NUMBER OF STORES ARE AS OF JANUARY 3, 1998. AS USED HEREIN, REFERENCES TO "BABY AND TODDLER" MEAN NEWBORNS THROUGH TODDLERS APPROXIMATELY AGE THREE (UP TO SIZE
4T) AND REFERENCES TO "YOUNG CHILDREN" MEAN CHILDREN FROM APPROXIMATELY AGE THREE UP TO APPROXIMATELY AGE SIX (BOYS' SIZES 4-7 AND GIRLS' SIZES 4-6X).

                                  THE COMPANY

    Carter's is the largest branded manufacturer and marketer of baby and toddler apparel and a leading marketer of young children's apparel. Over more than 130 years of operation, CARTER'S has become one of the most highly recognized brand names in the children's apparel industry. Carter's is a vertically-integrated manufacturer that sells its products under the CARTER'S, CARTER'S CLASSICS and BABY DIOR brand names to more than 300 department and specialty store accounts (with an estimated 4,600 store fronts) and through its 138 retail outlet stores. Carter's is the leading provider of layette apparel (a range of products for newborns) in its target distribution channels, with a market share of approximately 26%, nearly three times that of its nearest competitor. Carter's is also the leading provider of baby and toddler sleepwear in its target distribution channels, with a market share of approximately 34%, more than three times that of its nearest branded competitor. Carter's also has a significant presence in the much larger and highly fragmented baby and toddler playwear market.

    Carter's generates a majority of its sales in the baby and toddler apparel market, a $7.0 billion market. Management believes that the baby and toddler market is well-insulated from changes in fashion trends and less sensitive to general economic conditions, while offering strong prospects for continued growth. The growth in this market is being driven by a number of factors, including: (i) women having children later, resulting in more disposable income available for expenditures on children; (ii) more women returning to the workplace after having children, resulting in more disposable income and increased daycare apparel needs; (iii) the increasing number of grandparents, a demographic segment with high per capita discretionary income and an important consumer base for children's apparel; (iv) an increasing social emphasis on attractive children's apparel; and (v) an increase in the percentage of births to first time mothers.

    The Company's senior management has significantly increased earnings and market share since joining Carter's in 1992. Management's fundamental strategy has been to promote Carter's brand image as the absolute leader in baby apparel products and to consistently provide high quality, attractive products at a strong perceived value to consumers. To this end, management employs a comprehensive four-step marketing strategy which incorporates: (i) extensive consumer preference testing; (ii) superior brand and product presentation at the consumer point-of-purchase; (iii) dominant marketing communications; and (iv) consistent, premium service to fulfill customer and consumer needs. In addition, Carter's continues to realize significant operating efficiencies by reducing SKUs and product complexity, enhancing core product offerings, increasing offshore production and implementing the wider use of advanced information systems. As a result of these efforts, operating income has increased from $12.8 million in fiscal 1993 to $23.1 million in fiscal 1997. EBITDA (as defined--see "Notes to Selected Financial Data") increased from $20.6 million in fiscal 1993 to $36.9 million in fiscal 1997.

                               COMPANY STRENGTHS

    The Company attributes its market leadership and its significant opportunities for continued growth and increased profitability to the following competitive strengths:

    SUPERIOR BRAND AWARENESS. Carter's has achieved a high level of positive brand awareness with both consumers and retailers as a result of more than a century of providing quality baby, toddler and young children's apparel. In a 1993 survey, 92% of mothers and grandmothers surveyed were familiar with the CARTER'S brand name, and 80% reported that they had purchased CARTER'S brand products. The Company has maintained this positive brand awareness despite a relatively low marketing budget with little national advertising. Management believes that the consolidation of the apparel industry and changes in the retail environment will continue to favor strong branded companies such as Carter's, as many department and specialty stores have focused on promoting leading brands while reducing their number of suppliers.

    LEADING AND GROWING MARKET POSITIONS. Carter's is the largest provider of baby and toddler apparel, with leading market shares in the layette and sleepwear product categories in its target distribution channels. Since 1993, Carter's has increased its share of the layette market from 15% to 26% and its share of the baby and toddler sleepwear market from 20% to 34%. In addition, Carter's is the leading provider of young children's sleepwear and has increased its share of the market from 14% to 17%. The Company has a significant presence in the much larger and highly fragmented baby and toddler playwear market.

    STRONG MANAGEMENT TEAM. Since joining Carter's in 1992, the management team, led by Frederick J. Rowan, II, has been responsible for sales and EBITDA increasing at compound annual rates of 9.7% and 24.3%, respectively. Four of the Company's top executives, including Mr. Rowan, joined Carter's following successful careers running the Bassett-Walker and Lee Jeans divisions of the VF Corporation. The Company's five top executives average more than 20 years of experience in the textile and apparel industries. Management believes that they have significant experience in developing brand names, have a strong reputation with customers, the trade and the financial community, and possess a diverse skill base which incorporates brand marketing, multiple sourcing, offshore production, vertical manufacturing and information technology integration.

    VERTICALLY-INTEGRATED MANUFACTURING CAPABILITIES. Carter's is a vertically-integrated manufacturer that knits, dyes, finishes, prints, cuts, sews and embroiders approximately 80% of the products it sells. The Company believes that its vertical integration allows it to maintain a competitive cost structure, accelerate speed to market and provide consistent, premium quality. Since 1992, Carter's has made significant investments in equipment, facilities and systems to improve quality, reduce costs, minimize shrinkage, decrease inventories and shorten cycle times. In 1991, Carter's commenced offshore sewing operations to decrease costs of sewing, typically the most labor-intensive portion of the manufacturing process. At year-end 1997, approximately 47% of the Company's sewing production was conducted offshore. In addition, in 1993, management initiated a substantial upgrade of its information technology capabilities with a fully-integrated operating system designed to support the growth of the business and to further improve manufacturing efficiencies. These system upgrades are expected to be completed in 1998.

    STRONG CUSTOMER RELATIONSHIPS. Due to focused and consistent management efforts to create retail partnerships, the Company enjoys strong relationships with its wholesale customers, as evidenced by the ten supplier awards Carter's has received since 1992. Management meets frequently with the Company's major accounts to review product offerings, establish and monitor sales plans and design joint advertising and promotional campaigns. In addition, the Company has introduced to several of its major wholesale customers, including Macy's, Bloomingdale's, Burdine's, Rich's and JCPenney, its "store-in-store" concept in which the Company creates a CARTER'S-brand shop within its wholesale customers' children's apparel departments. Such store-in-store shops provide the Company with dedicated selling space, superior and consistent brand presentation and greater control of product mix, resulting in higher profitability and productivity for both the Company and its wholesale customers.

                               OPERATING STRATEGY

    The Company intends to strengthen its market leadership positions and further increase sales and EBITDA by continuing to implement an operating strategy which has the following primary components:

    INCREASE INVESTMENTS IN BRAND EQUITY. Management believes Carter's enjoys among the highest brand awareness of any children's apparel company. In order to capitalize further on the potential of the CARTER'S name, the Company intends to increase its joint promotional activities with its key wholesale accounts, roll out its branded "store-in-store" shops to additional locations and selectively increase its national print advertising, with heightened visibility of its tag line "If they could just stay little 'til their CARTER'S wear out."-TM-Management believes that selective investments in its brand will result in high returns and will help support continued growth.

    INCREASE OPERATING EFFICIENCIES. Carter's management team has successfully increased EBITDA margins from 8.7% of sales in 1993 to 10.2% of sales in fiscal 1997. The Company has achieved these results by reducing SKUs, decreasing product complexity, upgrading information systems and moving certain labor-intensive portions of its production process offshore. Management believes additional opportunities exist to continue to reduce manufacturing costs and accelerate speed to market by shortening cycle times, more efficiently managing inventories and further expanding offshore production. Management expects to increase the Company's percentage of offshore sewing production to approximately 80% by the end of 2001, which is expected to yield incremental cost savings in line with the Company's historical experience.

    ENHANCE RETAIL OUTLET STORE PRODUCTIVITY. The Company currently operates 138 retail outlet stores in 41 states featuring all of CARTER'S quality merchandise, complemented by select brand accessories and apparel. The stores, which average 5,200 square feet per location, offer a broad assortment of baby, toddler and young children's apparel including layette, sleepwear, underwear, playwear, swimwear, outerwear and related accessories. Over the past 18 months, the Company recruited a new retail management team to improve the retail division's operating results. This team implemented a new marketing strategy and improved store layouts, which resulted in the first increase in same store revenues since 1992 with improved profitability.

    In order to clearly communicate the Company's commitment to provide outstanding quality and value to the consumer, a chainwide roll-out of a new promotional and pricing strategy was implemented in 1997. This strategy, in effect in 98 stores by year-end 1997 and in all 138 stores by February 1998, communicates the value offered relative to comparable values elsewhere. Major improvements in the merchandise planning and allocation process, a more impactful and coordinated visual display of merchandise, continued commitment to improving the quality of customer service and targeted cost reduction initiatives all contributed to increased store productivity and profitability.

    CAPITALIZE ON ADDITIONAL GROWTH OPPORTUNITIES. The Company intends to aggressively pursue selected growth opportunities in its primary markets, including:

    - Leveraging its leading positions in layette and sleepwear to increase its share of the larger and more highly fragmented playwear market, which is more than five times the size of the sleepwear market. Management has recently increased the marketing focus on its playwear lines and introduced new playwear product designs.

    - Continuing to implement the Company's "store-in-store" concept. Carter's first introduced these shops in fiscal 1995, and currently has approximately 400 such shops. Management believes that there are significant opportunities to expand the "store-in-store" concept throughout its wholesale customer base.

    - Leveraging the CARTER'S brand through other growth opportunities. Carter's has recently initiated product extensions through a gift-giving program and a renewed focus on selectively increasing licensing relationships. In addition, Carter's is investigating opportunities for international and direct marketing sales, alternative retail formats and brand extensions to serve the discount channel, a market in which the Company currently does not compete.

                                THE ACQUISITION

    On October 30, 1996 (the "Acquisition Closing Date"), Carter Holdings, Inc. ("Holdings"), a company organized on behalf of affiliates of INVESTCORP S.A. ("Investcorp"), management and certain other investors, acquired 100% of the outstanding common and preferred stock of The William Carter Company ("Carter's") (the "Acquisition") from MBL Life Assurance Corporation ("MBL"), CHC Charitable Irrevocable Trust (the "Trust") and certain management stockholders (collectively, the "Sellers") for $208.0 million, which includes the issuance of shares of non-voting stock of Holdings valued at $9.1 million to certain members of management, plus certain other payments, costs and expenses of approximately $18.1 million. Financing for the Acquisition was provided by
(i) $56.1 million of borrowings under a $100.0 million senior credit facility among Carter's, certain lenders and The Chase Manhattan Bank, as administrative agent (the "Senior Credit Facility"), (ii) $90.0 million of borrowings under a subordinated loan facility among Carter's, certain lenders and Bankers Trust Company, as administrative agent (the "Subordinated Loan Facility") and (iii) $70.9 million of capital invested by affiliates of Investcorp and certain other investors in Holdings. See "The Acquisition".

    Carter's and Holdings are Massachusetts corporations. The principal executive office of the Company is located at 1590 Adamson Parkway, Suite 400, Morrow, Georgia 30260, and its telephone number is (770) 961-8722.

                                  RISK FACTORS

    Holders of Old Notes should carefully consider all of the information set forth under "Risk Factors" in connection with the Exchange Offer.

                               THE EXCHANGE OFFER

Securities Offered................  $20,000,000 aggregate principal amount of 12% Series B
                                    Senior Subordinated Notes due 2008 (the "New Notes").
                                    The terms of the New Notes and Old Notes are identical
                                    in all material respects, except for certain transfer
                                    restrictions and registration rights relating to the Old
                                    Notes.

The Exchange Offer................  The New Notes are being offered in exchange for a like principal amount of Old Notes. Old Notes may be
                                    exchanged only in integral multiples of $1,000. The
                                    issuance of the New Notes is intended to satisfy
                                    obligations of the Company contained in the Registration
                                    Rights Agreement.

Expiration Date; Withdrawal of
  Tender..........................  The Exchange Offer will expire at 11:59 p.m. New York
                                    City time, on August 10, 1998, or such later date and
                                    time to which it is extended by Holdings. The tender of
                                    Old Notes pursuant to the Exchange Offer may be
                                    withdrawn at any time prior to the Expiration Date. Any
                                    Old Notes not accepted for exchange for any reason will
                                    be returned without expense to the tendering holder
                                    thereof as promptly as practicable after the expiration
                                    or termination of the Exchange Offer.

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
Certain Conditions to the Exchange
  Offer...........................  Holdings obligation to accept for exchange, or to issue
                                    New Notes in exchange for, any Old Notes is subject to
                                    certain customary conditions relating to compliance with
                                    any applicable law, order of any governmental agency or
                                    any applicable interpretation by any staff of the
                                    Commission, which may be waived by Holdings in its
                                    reasonable discretion. Holdings currently expects that
                                    each of the conditions will be satisfied and that no
                                    waivers will be necessary. See "The Exchange Offer--
                                    Certain Conditions to the Exchange Offer".

Procedures for Tendering Old
  Notes...........................  Each holder of Old Notes wishing to accept the Exchange
                                    Offer must complete, sign and date the Letter of
                                    Transmittal, or a facsimile thereof, in accordance with
                                    the instructions contained herein and therein, and mail
                                    or otherwise deliver such Letter of Transmittal, or such
                                    facsimile, together with such Old Notes and any other
                                    required documentation, to the Exchange Agent (as
                                    defined) at the address set forth herein. See "The
                                    Exchange Offer--Procedures for Tendering Old Notes".

Use of Proceeds...................  There will be no proceeds to Holdings from the Exchange of Notes pursuant to the Exchange Offer.

Exchange Agent....................  State Street Bank and Trust Company is serving as the
                                    Exchange Agent in connection with the Exchange Offer.

                 CONSEQUENCES OF EXCHANGING OLD NOTES PURSUANT
                             TO THE EXCHANGE OFFER

    Based on certain interpretive letters issued by the staff of the Commission to third parties in unrelated transactions, holders of Old Notes (other than any holder who is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchange their Old Notes for New Notes pursuant to the Exchange Offer generally may offer such New Notes for resale, resell such New Notes, and otherwise transfer such New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided such New Notes are acquired in the ordinary course of the holder's business and such holders have no arrangement with any person to participate in a distribution of such New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution". In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. The Company has agreed, pursuant to the Registration Rights Agreement and subject to certain specified limitations therein, to register or qualify the New Notes for offer or sale under the securities or blue sky laws of such jurisdictions as any holder of the Notes reasonably requests in writing. If a holder of Old Notes does not exchange such Old Notes for New Notes pursuant to the Exchange Offer, such Old Notes will continue to be subject to the restrictions on transfer contained in the legend thereon. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. See "The Exchange Offer--Consequences of Failure to Exchange; Resales of New Notes".

    The Old Notes are currently eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market. Following commencement of the Exchange Offer but prior to its consummation, the Old Notes may continue to be traded in the PORTAL market. Following consummation of the Exchange Offer, the New Notes will not be eligible for PORTAL trading.

                                 THE NEW NOTES

    THE TERMS OF THE NEW NOTES ARE IDENTICAL IN ALL MATERIAL RESPECTS TO THE OLD NOTES, EXCEPT FOR CERTAIN TRANSFER RESTRICTIONS AND REGISTRATION RIGHTS RELATING TO THE OLD NOTES. FOR PURPOSES OF THIS PROSPECTUS, THE TERM "NOTES" SHALL REFER COLLECTIVELY TO THE NEW NOTES AND THE OLD NOTES.

Issuer............................  Carter Holdings, Inc.

Securities Offered................  $20,000,000 principal amount of 12% Series B Senior
                                    Subordinated Notes due 2008 (the "New Notes").

Maturity Date.....................  October 1, 2008.

Interest Payment Dates............  May 1 and November 1 of each year, commencing on May 1,
                                    1997.

Optional Redemption...............  Holdings may redeem the Notes, in whole or in part, at the redemption prices set forth herein, together with
                                    accrued and unpaid interest, if any, to the date of
                                    redemption. See "Description of Notes--Optional
                                    Redemption".

Change of Control.................  Upon the occurrence of a Change of Control, Holdings will be required to make an offer to repurchase the New
                                    Notes at a price equal to 101% of the principal amount
                                    thereof, together with accrued and unpaid interest, if
                                    any, to the date of purchase. There can be no assurance
                                    that Holdings will have, or will have access to,
                                    sufficient funds to repurchase the New Notes upon any
                                    such occurrence. See "Description of Notes--Change of
                                    Control".

Ranking...........................  The New Notes will be general unsecured obligations of
                                    Holdings and are subordinated in right of payment to all
                                    (i) existing and future Senior Indebtedness (as defined)
                                    of Holdings; and (ii) all debts, liabilities and
                                    obligations of Carter's. The New Notes will rank PARI
                                    PASSU with all present and future Indebtedness of
                                    Holdings other than Senior Indebtedness and will rank
                                    senior to any Subordinated Obligations (as defined) of
                                    Holdings. At April 4, 1998 and January 3, 1998, the
                                    aggregate amount of Carter's outstanding Senior
                                    Indebtedness was $65.6 million and $57.1 million,
                                    respectively (exclusive of unused commitments). See
                                    "Description of Notes--Ranking".

Certain Covenants.................  The indenture under which the New Notes will be issued
                                    (the "Indenture") limits, among other things, (i) the
                                    incurrence of additional indebtedness by Holdings and
                                    its subsidiaries, (ii) the payment of dividends on, and
                                    redemption of, capital stock of Holdings and its
                                    subsidiaries and the redemption of certain subordinated
                                    obligations of Holdings and its subsidiaries, (iii)
                                    investments, (iv) sales of assets and subsidiary stock,
                                    (v) transactions with affiliates, (vi) the creation of
                                    liens and (vii) consolidations, mergers and transfers of
                                    all or substantially all of Holdings's assets. The
                                    Indenture also prohibits certain restrictions on
                                    distributions from subsidiaries. However, all of these
                                    limitations and prohibitions are subject to a number of
                                    important qualifications and exceptions. See
                                    "Description of Notes--Certain Covenants".

Absence of a Public Market for the
  New Notes.......................  The New Notes are new securities and there is currently no established market for the New Notes. Accordingly,
                                    there can be no assurance as to the development or
                                    liquidity of any market for the New Notes. Holdings does
                                    not intend to apply for listing of the New Notes on a
                                    securities exchange.

                                  RISK FACTORS

    IN EVALUATING AN INVESTMENT IN THE NEW NOTES, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AS WELL AS THE OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS.

SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS

    Holdings is highly leveraged. In connection with the Acquisition of Carter's and Holdings' offering of the Old Notes (the "Offering"), the Company's consolidated indebtedness increased by approximately $103.0 million. At April 4, 1998 and January 3, 1998, the Company's total indebtedness was $185.6 million and $177.1 million, respectively (exclusive of $28.5 million and $37.0 million, respectively, of available borrowings and outstanding letters of credit under the Senior Credit Facility), and the Company had stockholder's equity of $55.9 million and $57.9 million, respectively. The degree to which the Company is leveraged could have important consequences to holders of the Notes, including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; (ii) a substantial portion of the Company's cash flows from operations must be dedicated to the payment of interest on the Notes and its other existing indebtedness, thereby reducing the funds available to Carter's for other purposes; (iii) the agreements governing Carter's long-term indebtedness contain certain restrictive financial and operating covenants; (iv) certain indebtedness under Carter's Senior Credit Facility is at variable rates of interest, which causes Carter's to be vulnerable to increases in interest rates; (v) all of the indebtedness outstanding under the Senior Credit Facility is collateralized by substantially all the assets of Carter's and becomes due prior to the time the principal on the Notes will become due; (vi) Carter's is substantially more leveraged than certain of its competitors, which might place Carter's at a competitive disadvantage; (vii) Carter's may be hindered in its ability to adjust rapidly to changing market conditions; and (viii) Carter's substantial degree of leverage could make it more vulnerable in the event of a downturn in general economic conditions or in its business.

    Carter's may be required to refinance all or a portion of its Senior Credit Facility at or prior to its maturity, which is prior to the maturity of the Notes. Potential measures to raise cash may include the sale of assets or equity. However, Carter's ability to raise funds by selling assets is restricted by its Senior Credit Facility, and its ability to effect equity financings is dependent on results of operations and market conditions. In the event that Carter's is unable to refinance its Senior Credit Facility or raise funds through asset sales, sales of equity or otherwise, its ability to provide funding to Holdings to pay principal of and interest on Holdings Notes would be adversely affected.

INVESTCORP RELATIONSHIP

    Investcorp and its affiliates, through their ownership of the voting stock of Holdings or through revocable contractual arrangements (see "Ownership of Voting Securities"), indirectly control the power to vote all of the outstanding voting capital stock of the Company for so long as such agreements are in effect. Accordingly, Investcorp and its affiliates currently are entitled to elect all directors of the Company, approve all amendments to the Company's Articles of Organization and effect fundamental corporate transactions such as mergers and asset sales.

POTENTIAL INABILITY TO PURCHASE TENDERED NOTES UPON A CHANGE OF CONTROL

    A Change of Control (as defined) could require the Company to refinance substantial amounts of indebtedness. Upon the occurrence of a Change of Control, the holders of the Notes would be entitled to require Holdings to purchase the Notes at a purchase price equal to 101% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of purchase. However, the Senior Credit Facility prohibits the purchase of the Notes by Holdings in the event of a Change of Control, unless and until such time as the indebtedness under the Senior Credit Facility is repaid in full. Holdings failure to purchase the Notes would result in a default under the Indenture and the Senior Credit Facility. The inability to repay the indebtedness under the Senior Credit Facility, if accelerated, would also constitute an event of default under the Indenture, which could have adverse consequences to the Company and the holders of the Notes. In the event of a Change of Control, there can be no assurance that the Company would have sufficient assets to satisfy all of its obligations under the Senior Credit Facility and the Notes. See "Capital Structure--Senior Credit Facility" and "Description of Notes--Change of Control".

EFFECT OF HOLDING COMPANY STRUCTURE ON ABILITY TO PAY INTEREST AND PRINCIPLE ON
  THE NOTES

    Holdings is a holding company whose primary asset is its investment in 100% of the outstanding capital stock of Carter's. All of the operations of Holdings are conducted through subsidiaries. Accordingly, Holdings' ability to pay interest on the Notes and to repay the Notes at maturity will be dependent upon earnings and cash flows of Carter's and its Subsidiaries and payment of funds by Carter's to Holdings in the form of loans, dividends and otherwise. The Holdings Notes will be structurally subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of Holdings' Subsidiaries. Any right of Holdings to receive assets of any of its direct or indirect Subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be structurally subordinated to the claims of those Subsidiaries' creditors. The terms of the 10 3/8% Senior Subordinated Notes (as defined below) and the Senior Credit Facility substantially restrict the ability of Carter's to make certain restricted payments, including dividends and other distributions, to Holdings; provided, however, that such restrictions do not prohibit certain dividends and distributions by Carter's to Holdings (unless certain events of default have occurred) to the extent applied by Holdings to pay interest due on the Notes and reasonable general and administrative expenses of Holdings not to exceed certain amounts in any fiscal year.

LIMITATIONS ON REPURCHASE OF HOLDINGS NOTES UPON CHANGE OF CONTROL

    Upon a Change of Control (as defined), each holder of Notes will have certain rights to require Holdings to repurchase all or a portion of such holder's Notes. If a Change of Control were to occur, there can be no assurance that Holdings would have sufficient funds to pay the repurchase price for all Holdings Notes tendered by the holders thereof.

POTENTIAL CLAIMS OF FRAUDULENT CONVEYANCE OR PREFERENTIAL TREATMENT WITH RESPECT
  TO THE NOTES

    The obligations of Holdings under the Notes may be subject to review under state or Federal fraudulent transfer laws in the event of the bankruptcy or other financial difficulty of Holdings. If the court in a lawsuit brought by an unpaid creditor or representative of creditors, such as a trustee in bankruptcy or the Company as a debtor-in-possession, were to find under relevant federal and state fraudulent conveyance statutes that the Company did not receive fair consideration or reasonably equivalent value for incurring certain of the indebtedness, including the Notes, incurred by the Company in connection with the Acquisition, and that, at the time of such incurrence, the Company (i) was insolvent, (ii) was rendered insolvent by reason of such incurrence or grant,
(iii) was engaged in a business or transaction for which the assets remaining with the Company constituted unreasonably small capital or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, such court, subject to applicable statutes of limitation, could void the Company's obligations under the Notes, subordinate the Notes to obligations of the Company that do not otherwise constitute Senior Indebtedness or take other action detrimental to the holders of the Notes.

    The measure of insolvency for these purposes will vary depending upon the law of the jurisdiction being applied. Generally, however, a company will be considered insolvent for these purposes if the sum of that company's debts is greater than all that company's property at a fair valuation, or if the present fair salable value of that company's assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured. Moreover, regardless of solvency, a court could void an incurrence of indebtedness, including the Notes, if it determined that such transaction was made with intent to hinder, delay or defraud creditors, or a court could subordinate the indebtedness, including the Notes, to the claims of all existing and future creditors on similar grounds.

    There can be no assurance as to what standard a court would apply in order to determine whether the Company was "insolvent" upon consummation of the Acquisition or the sale of the Notes or that, regardless of the method of valuation, a court would not determine that the Company was insolvent upon consummation of the Acquisition or sale of the Notes.

    Additionally, under federal bankruptcy or applicable state insolvency law, if a bankruptcy or insolvency were initiated by or against the Company within 90 days after any payment by the Company with respect to the Notes, or if the Company anticipated becoming insolvent at the time of such payment, all or a portion of the payment could be avoided as a preferential transfer and the recipient of such payment could be required to return such payment.

DECLINES IN COMPARABLE STORE SALES PERFORMANCE

    Comparable store sales for the Company's retail outlet stores declined 1.4%, 2.8%, 7.1% and 8.8% in fiscal years 1993, 1994, 1995 and 1996, respectively.
Comparable store sales increased 0.4% in 1997 and increased 14.6% in the first quarter of 1998 compared to the first quarter of 1997. The Company believes that these prior year comparable store sales declines were a result of several factors, including poor product mix, weak retail operating disciplines, the removal of certain product lines and overall weaker performance in the outlet industry. In an effort to slow comparable store sales declines, management recently introduced new merchandise, changed its product mix and strengthened certain operating disciplines. Despite these improvements, there can be no assurance that recent performance can be maintained or further improved in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

RISKS RELATED TO FOREIGN SOURCING

    The Company currently sources approximately 47% of its sewing production through its offshore facilities, and intends to increase this percentage to up to 80% by the year 2001. As a result, the Company may be adversely affected by political instability resulting in the disruption of trade from foreign countries in which the Company's manufacturing facilities are located, the imposition of additional regulations relating to imports, duties, taxes and other charges on imports, any significant decreases in the value of the dollar against foreign currencies and restrictions on the transfer of funds. These and other factors could result in the interruption of production in offshore facilities or a delay in the receipt of the products by the Company in the United States. The Company's future performance may be subject to such factors, which are beyond the Company's control, and there can be no assurance that such factors would not have a material adverse effect on the Company's financial condition and results of operations.

    Given the nature of the Company's business, it is committed to ensuring no child-labor or any other unfair labor practice occurs in the production of the Company's products. The Company complies with the requirements of the countries in which its products are produced and also requires contractors which it engages to produce Carter's products to meet the requirements of countries in which they operate. There are frequent visits to the foreign operations to monitor working conditions by various Company personnel including U.S. based senior managers, internal audit, finance and human resource managers.

DEPENDENCE ON KEY PERSONNEL

    The Company believes that its success is largely dependent upon the abilities and experience of its senior management team. The loss of the services of one or more of these senior executives could adversely affect the Company's results of operations. See "Management--Employment Arrangements". The Company does not maintain Company-beneficiary life insurance policies on any key personnel.

DEPENDENCE ON MAJOR SUPPLIERS

    The Company purchases the majority of the various raw materials used to manufacture its products from a few vendors of each material. There can be no assurance that the loss of one or more of these vendors as a supplier would not result in an interruption of supply, which could have an adverse effect on the Company's results of operations.

COMPETITION

    The baby and toddler and young children's apparel markets are highly competitive. Competition generally is based upon product quality, brand name recognition, price, selection, service and convenience. Both branded and private label manufacturers compete in the baby and toddler and children's apparel markets. The Company's primary branded competitors include Health-Tex and Oshkosh B'Gosh together with Disney licensed products in playwear, and numerous smaller branded companies, as well as Disney licensed products, in sleepwear. Certain retailers, including several which are customers of the Company, have significant private label product offerings in playwear. The Company does not believe that it has any significant branded competitors in its layette market in which most of the alternative products are offered by private label manufacturers. Because of the highly fragmented nature of the industry, the Company also competes with many small, local manufacturers and retailers. Certain competitors of the Company have greater financial resources, have larger customer bases and are less financially leveraged.

DEPENDENCE ON WHOLESALE CUSTOMERS

    Approximately 57.5% and 62.5% of Carter's total wholesale sales for fiscal 1996 and fiscal 1997, respectively, were derived from sales to its top six customers, with no one customer accounting for more than 14.3% of such sales (or more than 8.4% of the Company's total sales) in either period. The Company expects that these wholesale customers will continue to represent a significant portion of the Company's wholesale sales in the future. There can be no assurance that the loss of, or a significant decrease in business from, one or more of these customers would not result in a material adverse effect on the Company's financial condition and results of operations.

LACK OF PUBLIC MARKET; RESTRICTIONS ON TRANSFERABILITY

    The New Notes are new securities for which there currently is no market. Although the Initial Purchasers have been making a market in the Old Notes and have informed the Company that they currently intend to make a market in the New Notes, they are not obligated to do so and any such market making may be discontinued at any time without notice. In addition, such market making activity may be limited during the pendency of the Exchange Offer. Accordingly, there can be no assurance as to the development or liquidity of any market for the New Notes. The Old Notes are currently eligible for trading by qualified buyers in the PORTAL market. The Company does not intend to apply for listing of the New Notes on any securities exchange or for quotation through The Nasdaq National Market.

    The liquidity of, and trading market for, the New Notes also may be adversely affected by general declines in the market for similar securities. Such a decline may adversely affect such liquidity and trading markets independent of the financial performance of, and prospects for, the Company.

RISKS RELATED TO ENVIRONMENTAL MATTERS

    The Company is subject to federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes, and (ii) impose liability for response costs and certain damages resulting from past and current spills, disposals or other releases of hazardous materials (together, "Environmental Laws"). The Company believes that it currently conducts its operations, and in the past has operated its business, in substantial compliance with applicable Environmental

Laws. From time to time, operations of the Company have resulted or may result in noncompliance with or liability for cleanup pursuant to Environmental Laws. In July and August 1996, Carter's had Phase I Environmental Site Assessment and Regulatory Compliance Reviews (the "Reports") conducted by an environmental consultant for 13 facilities. Based on available information, including the Reports, Carter's has identified certain non-compliance with Environmental Laws, including waste water discharge at its textile manufacturing facility in Barnesville, Georgia. The Company has also identified certain actions that may be required in the future at this facility. Carter's has been named as a third-party defendant in an action involving environmental claims relating to property located near its previously owned facility in Needham, Massachusetts. This case is in the early stages of discovery and management intends to aggressively defend its position that it has no liability in this matter. In addition, in 1998, the Company commenced an investigation in Lamar County, Georgia of a potential claim under Georgia's environmental laws. Environmental Laws have changed rapidly in recent years, and the Company may be subject to more stringent Environmental Laws in the future. There can be no assurance that more stringent Environmental Laws could not have a material adverse effect on the Company's results of operations. See "Business--Environmental Matters".

                                USE OF PROCEEDS

    There will be no proceeds to the Company from the exchange of Notes pursuant to the Exchange Offer.

                                THE ACQUISITION

    On the Acquisition Closing Date, Holdings, a company organized on behalf of affiliates of Investcorp, management and certain other investors, acquired 100% of the outstanding preferred and common stock of Carter's from the Sellers for $208.0 million, which amount includes the base purchase price of $194.7 million (including refinancing of indebtedness and certain payments to management but excluding fees and expenses), the issuance of shares of non-voting stock of Holdings valued at $9.1 million to certain members of management and a payment of $4.2 million to the Sellers representing the estimated future tax benefit to the Company resulting from certain payments. The Company also incurred additional financing and transaction fees and expenses of $18.1 million related to the Acquisition. Financing for the Acquisition was provided by (i) $56.1 million of borrowings under the Senior Credit Facility, (ii) $90.0 million of borrowings under the Subordinated Loan Facility, (iii) $50.9 million of equity investments in Holdings by affiliates of Investcorp and certain other investors (which excludes the exchange of management stock described below) and (iv) the issuance by Holdings of $20.0 million of 12% Senior Subordinated Notes to affiliates of Investcorp and certain other investors which Holdings used to purchase $20.0 million of Carter's redeemable preferred stock. Holdings has substantially no assets or investments other than those related to its investment in the shares of capital stock of Carter's.

    Upon the Acquisition, the Company paid a total of approximately $11.3 million to members of management (the "Management Payments"), including payments under a Management Equity Participation Plan and a Long-Term Incentive Plan. In addition, upon the closing of the Acquisition, certain members of management exchanged capital stock of Carter's with an aggregate value of $9.1 million for non-voting stock of Holdings. See "Certain Transactions".

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company at April 4, 1998 and January 3, 1998, respectively. There is no adjustment necessary to give effect to the Exchange Offer. This table should be read in conjunction with the "Selected Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus ($000):

                                                                                            APRIL 4,    JANUARY 3,
                                                                                              1998         1998
                                                                                          ------------  ----------
                                                                                          (UNAUDITED)
Debt:
  Term loans (a)........................................................................   $   44,100   $   44,100
  Revolving credit facility (a).........................................................       21,500       13,000
  10 3/8% Senior Subordinated Notes due 2006............................................      100,000      100,000
  Holdings 12% Senior Subordinated Notes due 2008.......................................       20,000       20,000
                                                                                          ------------  ----------
    Total debt..........................................................................      185,600      177,100
                                                                                          ------------  ----------
Stockholders' equity:
  Class A Stock, nonvoting; par value $.01 per share; 775,000 shares authorized; 752,808
    shares issued and outstanding; liquidation value of $.001 per share.................       45,168       45,168
  Class C Stock, nonvoting; par value $.01 per share; 500,000 shares authorized; 242,192
    shares issued; liquidation value of $.001 per share.................................       14,532       14,532
  Class C Treasury Stock, 20,998 shares at cost at April 4, 1998, 19,709 shares at cost
    at January 3, 1998..................................................................       (1,260)      (1,183)
  Class D Stock, voting; par value $.01 per share; 5,000 shares authorized, issued and
    outstanding.........................................................................          300          300
  Common Stock, voting; par value $.01 per share; 1,280,000 shares authorized; none
    issued or outstanding...............................................................       --           --
  Accumulated deficit...................................................................       (2,869)        (897)
                                                                                          ------------  ----------
    Total stockholders' equity..........................................................       55,871       57,920
                                                                                          ------------  ----------
    Total capitalization................................................................   $  241,471   $  235,020
                                                                                          ------------  ----------
                                                                                          ------------  ----------

------------------------

(a) The term loan portion of the Senior Credit Facility will mature in the year 2003 and requires semi-annual principal payments totaling $0.9 million in each of 1997, 1998, 1999 and 2000 and $5.4 million, $13.5 million and $22.5 million in 2001, 2002 and 2003, respectively. See "Capital Structure--Senior Credit Facility" for a description of the revolving credit facility and term loans under the Senior Credit Facility. In November 1996, the term loan was reduced by $5.0 million with proceeds from the issuance of the $100.0 million 10 3/8% Senior Subordinated Notes. The future scheduled payments under the Senior Credit Facility have been reduced ratably for this payment.

                            SELECTED FINANCIAL DATA

    The following table sets forth selected financial and other data of Carter Holdings, Inc. and its subsidiaries (the "Company") as of April 4, 1998, January 3, 1998 and December 28, 1996, for the three-month periods ended April 4, 1998 and March 29, 1997, for the fiscal year ended January 3, 1998 ("fiscal year 1997") and for the period from October 30, 1996 (inception) through December 28, 1996. On October 30, 1996, Carter Holdings, Inc. acquired 100% of the outstanding capital stock of The William Carter Company ("Carter's"). For purposes of identification, Carter's and its subsidiaries is also referred to as "Predecessor" for periods prior to the Acquisition. Also set forth below is selected financial and other data of the Predecessor for the period from December 31, 1995 through October 29, 1996, and as of and for the three Predecessor fiscal years ended December 30, 1995.

    As a result of the Acquisition and certain adjustments made in connection therewith, the results of operations of the Company are not comparable to those of the Predecessor.

    The selected financial data of the Company for fiscal 1997 and 1996 were derived from the Company's audited Consolidated Financial Statements. The selected financial data of the Company for the three-month periods ended April 4, 1998 and March 29, 1997 were derived from the Company's unaudited Consolidated Financial Statements. The selected financial data of the Predecessor were derived from the Predecessor's audited Consolidated Financial Statements.

    The following table should be read in conjunction with "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". For reports by the Company's and the Predecessor's independent accountants with respect to audited historical financial information, see "Index to Consolidated Financial Statements".

                                                                   (DOLLARS IN THOUSANDS)
                                                THE COMPANY                                        PREDECESSOR
                            ---------------------------------------------------  ------------------------------------------------
                                                                     OCT. 30,
                                                                       1996        DEC. 31,
                              THREE MONTHS ENDED                   (INCEPTION)       1995
                            -----------------------                  THROUGH       THROUGH                FISCAL YEAR
                             APRIL 4,    MARCH 29,   FISCAL YEAR   DECEMBER 28,    OCT. 29,    ----------------------------------
                             1998 (A)    1997 (A)      1997 (A)      1996 (A)        1996         1995        1994        1993
                            ----------  -----------  ------------  ------------  ------------  ----------  ----------  ----------
OPERATING DATA:
  Wholesale sales.........  $  51,555    $  48,120    $ 219,535     $  28,506     $ 160,485    $ 166,884   $ 150,175   $ 127,457
  Retail sales............     33,589       27,081      143,419        22,990       106,254      128,547     121,374     109,554
                            ----------  -----------  ------------  ------------  ------------  ----------  ----------  ----------
  Net sales...............     85,144       75,201      362,954        51,496       266,739      295,431     271,549     237,011
  Cost of goods sold......     54,509       47,809      228,358        31,708       170,027      191,105     175,244     156,525
                            ----------  -----------  ------------  ------------  ------------  ----------  ----------  ----------
  Gross profit............     30,635       27,392      134,596        19,788        96,712      104,326      96,305      80,486
  Selling, general and
    administrative........     29,375       26,382      111,505        16,672        79,296       83,223      77,472      67,699
  Nonrecurring charges
    (b)(f)................      --          --            --            --            8,834        --          --          --
                            ----------  -----------  ------------  ------------  ------------  ----------  ----------  ----------
  Operating income........      1,260        1,010       23,091         3,116         8,582       21,103      18,833      12,787
  Interest expense........      5,132        4,681       20,246         3,065         7,075        7,849       6,445       5,957
                            ----------  -----------  ------------  ------------  ------------  ----------  ----------  ----------
  Income (loss) before
    income taxes and
    extraordinary item....     (3,872)      (3,671)       2,845            51         1,507       13,254      12,388       6,830
  Provision for (benefit
    from) income taxes....     (1,900)      (1,795)       1,391            51         1,885        5,179       4,000       3,000
                            ----------  -----------  ------------  ------------  ------------  ----------  ----------  ----------
  Income (loss) before
    extraordinary item....     (1,972)      (1,876)       1,454         --             (378)       8,075       8,388       3,830
  Extraordinary item, net
    of tax (c)............      --          --            --            2,351         --           --          --          --
                            ----------  -----------  ------------  ------------  ------------  ----------  ----------  ----------
  Net income (loss).......  $  (1,972)   $  (1,876)   $   1,454     $  (2,351)    $    (378)   $   8,075   $   8,388   $   3,830
                            ----------  -----------  ------------  ------------  ------------  ----------  ----------  ----------
                            ----------  -----------  ------------  ------------  ------------  ----------  ----------  ----------
  Net income (loss) avail-
    able to common stock-
    holders...............  $  (1,972)   $  (1,876)   $   1,454     $  (2,351)    $  (1,510)   $   6,460   $   6,710   $   3,830
                            ----------  -----------  ------------  ------------  ------------  ----------  ----------  ----------
                            ----------  -----------  ------------  ------------  ------------  ----------  ----------  ----------
BALANCE SHEET DATA
  (END OF PERIOD):
  Working capital (d).....  $  97,387                 $  88,374     $  70,553                  $  84,593   $  68,595   $  66,670
  Total assets............    344,703                   334,565       321,036                    167,216     135,471     123,938
  Total debt, including
    current maturities....    185,600                   177,100       165,000                     87,495      71,660      73,406
  Stockholders' equity....     55,871                    57,920        57,649                     (4,678)    (11,351)    (19,739)
CASH FLOW DATA:
  Net cash (used in) pro-
    vided by operating
    activities............  $  (6,473)   $  (2,221)   $   1,642     $   7,095     $  24,405    $  (5,516)  $  14,643   $   9,952
  Net cash used in
    investing
    activities............  $  (1,577)   $  (1,016)   $ (13,965)    $(143,227)    $  (4,007)   $ (13,369)  $ (10,926)  $  (4,270)
  Net cash provided by
    (used in) financing
    activities............  $   8,917    $   2,000    $  14,621     $ 134,263     $ (19,433)   $  14,157   $  (1,746)  $  (7,926)
OTHER DATA:
  Gross margin............       36.0%        36.4%        37.1%         38.4%         36.3%        35.3%       35.5%       34.0%
  EBITDA, as defined (e)..  $   5,050    $   4,413    $  36,926     $   5,530     $  25,628    $  30,562   $  27,098   $  20,647
  Depreciation and amorti-
    zation................  $   3,790    $   3,403    $  13,835     $   2,414     $   6,612    $   7,337   $   6,515   $   6,431
  Capital expenditures....  $   1,580    $   1,027    $  14,013     $   3,749     $   4,007    $  13,715   $  10,996   $   7,941
  Ratio of earnings to
    fixed charges (f).....      --          --              1.1x          1.0x          1.1x         2.1x        2.3x        1.8x

                     See Notes to Selected Financial Data.

                        NOTES TO SELECTED FINANCIAL DATA

(a) As a result of the Acquisition, Carter's assets and liabilities were adjusted to their estimated fair values as of October 30, 1996. In addition, the Company entered into new financing arrangements and changed its capital structure. Accordingly, the results of operations for the periods subsequent to October 30, 1996 are not comparable to prior periods. The periods subsequent to October 30, 1996 reflect increased depreciation, amortization and interest expenses.

(b) The nonrecurring charge for the period December 31, 1995 through October 29, 1996 includes: (1) compensation-related charges of $5.3 million for amounts paid to management in connection with the Acquisition; and (2) other expense charges of $3.5 million for costs and fees Carter's incurred in connection with the Acquisition.

(c) The extraordinary item for the period October 30, 1996 through December 28, 1996 reflects the write-off of $3.4 million and $0.2 million of deferred debt issuance costs related to the Subordinated Loan Facility and the portion of the Senior Credit Facility, respectively, repaid with the proceeds of the 10 3/8% Notes in November 1996, net of income tax effects.

(d) Represents total current assets less total current liabilities.

(e) EBITDA represents earnings before interest expense and income tax expense (i.e., operating income) excluding the following charges:

        (i) depreciation and amortization expense, including prepaid management fee amortization of $1.35 and $0.23 million for the fiscal year ended January 3, 1998 and the period October 30, 1996 through December 28, 1996, respectively, incurred in connection with the Acquisition;

        (ii) costs associated with certain benefit plans that were terminated as a result of the Acquisition and not replaced, as follows: (1) Long-Term Incentive Plan expenses of $0.8 million, $1.2 million, $1.1 million and $1.0 million for fiscal 1993, 1994, 1995 and the period December 31, 1995 through October 29, 1996, respectively; (2) Management Equity Participation Plan expenses of $0.6 million, $0.6 million, $0.6 million and $0.6 million for fiscal 1993, 1994, 1995 and the period December 31, 1995 through October 29, 1996, respectively; and (3) Stock Compensation Plan expense of $0.4 million in fiscal 1995; and

       (iii) in fiscal 1996, the nonrecurring charge of $8.8 million related to the Acquisition.

    The Company has reported EBITDA as it is relevant for covenant analysis under the $100 million 10 3/8% Notes Indenture, which defines EBITDA as set forth above for the periods shown. In addition, management believes that EBITDA is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other consolidated income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. The EBITDA amounts presented herein may not be comparable to other similarly titled measures presented by other companies.

(f) For the purpose of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest expense, which includes the amortization of deferred debt issuance costs and the interest portion of rent expense (assumed to be one-third of total rent expense). Earnings were insufficient to cover fixed charges by approximately $3.9 million and $3.7 million for the three-month periods ended April 4, 1998 and March 29, 1997, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE "SELECTED FINANCIAL DATA" AND THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY AND THE PREDECESSOR AND THE NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INCLUDE RISKS AND OTHER UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE THOSE DISCUSSED BELOW, AS WELL AS GENERAL ECONOMIC AND BUSINESS CONDITIONS, COMPETITION AND OTHER FACTORS DISCUSSED ELSEWHERE IN THIS PROSPECTUS. THE COMPANY UNDERTAKES NO OBLIGATION TO RELEASE PUBLICLY ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF ANTICIPATED OR UNANTICIPATED EVENTS.

GENERAL

    The Company is a leading marketer and manufacturer of baby, toddler and young children's apparel. The Company sells its products to more than 300 department and specialty store customers (60.5% of fiscal 1997 sales) and through its 138 retail outlet stores (39.5% of fiscal 1997 sales).

    Carter's senior management has significantly increased earnings and market share since joining Carter's in 1992. Management believes these improvements resulted primarily from efforts to strengthen customer relationships, improve product offerings and further enhance the CARTER'S brand image. In addition, the Company has realized significant operating efficiencies by reducing the scope of its product offerings while enhancing core product offerings, increasing offshore production, and implementing the wider use of advanced operating and financial information systems. Management believes that these actions have been instrumental in enabling Carter's to increase sales and operating income from $237.0 million and $12.8 million, respectively, in fiscal 1993 to $363.0 million and $23.1 million, respectively, in fiscal 1997. In addition, during this period, Carter's gross margins increased from 34.0% to 37.1%, respectively.

    Carter's annual sales growth since fiscal 1993 resulted from a $92.1 million increase in wholesale sales and a $33.9 million increase in retail sales. The increase in wholesale sales resulted primarily from new product introductions and the opening of new wholesale accounts, including Sears and JCPenney, partially offset by the removal of certain product lines, such as outerwear, boys' and girls' underwear and certain BABY DIOR seasonal lines. The increase in retail sales resulted primarily from new store openings, partially offset by comparable store sales declines since the beginning of fiscal 1993 through 1996. Management believes the comparable store sales declines were due to a soft retailing environment and to certain operational and merchandising problems, which were corrected in 1997. Comparable store sales increased 0.4% in 1997 over the prior year and 14.6% in the first quarter of 1998 compared to the first quarter of 1997. See "--Liquidity and Capital Resources" and "Business--Distribution and Sales--Retail Operations".

    Since fiscal 1993, Carter's has invested an aggregate of $56.0 million in capital expenditures which were primarily related to the purchase of new equipment, information systems and offshore production facilities.

    For purposes of the presentation and the discussions that follow, fiscal 1996 data reflects the mathematical aggregation of historical results of the Company for the period from October 30, 1996 (inception) through December 28, 1996 plus historical results of the Predecessor for the period from December 31, 1995 through October 29, 1996. This aggregation is not indicative of results that would actually have been obtained if the Acquisition had occurred on December 31, 1995 (the first day of fiscal 1996). Likewise, fiscal 1995 data reflects that of the Predecessor and fiscal 1997 and 1998 data reflects that of the Company.

RESULTS OF OPERATIONS

    The following table sets forth certain components of the Company's Consolidated Statement of Operations data expressed as a percentage of net sales:

                                                                                               FISCAL YEAR 1996
                                                                                 --------------------------------------------
                                            THREE MONTHS ENDED                                 OCT. 30, 1996
                                         -------------------------    FISCAL                    (INCEPTION)    DEC. 31, 1995
                                          APRIL 4,     MARCH 29,       YEAR                       THROUGH         THROUGH
                                            1998          1997         1997        COMBINED    DEC. 28, 1996   OCT. 29, 1996
                                         -----------  ------------  -----------  ------------  --------------  --------------
STATEMENT OF OPERATIONS:
Wholesale sales........................       60.6%         64.0%        60.5%         59.4%         55.4%           60.2%
Retail sales...........................       39.4          36.0         39.5          40.6          44.6            39.8
                                             -----         -----        -----         -----         -----           -----
Net sales..............................      100.0         100.0        100.0         100.0         100.0           100.0
Cost of goods sold.....................       64.0          63.6         62.9          63.4          61.6            63.7
                                             -----         -----        -----         -----         -----           -----
Gross profit...........................       36.0          36.4         37.1          36.6          38.4            36.3
Selling, general and administrative
  expenses.............................       34.5          35.1         30.7          30.2          32.4            29.7
Nonrecurring charge....................      --            --           --              2.8          --               3.3
                                             -----         -----        -----         -----         -----           -----
Operating income.......................        1.5           1.3          6.4           3.7           6.1             3.2
Interest expense.......................        6.0           6.2          5.6           3.2           6.0             2.7
                                             -----         -----        -----         -----         -----           -----
Income (loss) before income taxes and
  extraordinary item...................       (4.5)         (4.9)         0.8           0.5           0.1             0.6
Provision for (benefit from) income
  taxes................................       (2.2)         (2.4)         0.4           0.6           0.1             0.7
Extraordinary item, net................      --            --           --              0.7           4.6            --
                                             -----         -----        -----         -----         -----           -----
Net income (loss)......................       (2.3)%        (2.5)%        0.4%         (0.9)%        (4.6)%          (0.1)%
                                             -----         -----        -----         -----         -----           -----
                                             -----         -----        -----         -----         -----           -----


                                           FISCAL
                                            YEAR
                                            1995
                                         -----------
STATEMENT OF OPERATIONS:
Wholesale sales........................       56.5%
Retail sales...........................       43.5
                                             -----
Net sales..............................      100.0
Cost of goods sold.....................       64.7
                                             -----
Gross profit...........................       35.3
Selling, general and administrative
  expenses.............................       28.2
Nonrecurring charge....................      --
                                             -----
Operating income.......................        7.1
Interest expense.......................        2.7
                                             -----
Income (loss) before income taxes and
  extraordinary item...................        4.5
Provision for (benefit from) income
  taxes................................        1.8
Extraordinary item, net................      --
                                             -----
Net income (loss)......................        2.7%
                                             -----
                                             -----

THREE MONTHS ENDED APRIL 4, 1998 COMPARED WITH THREE MONTHS ENDED MARCH 29, 1997

    NET SALES. In the first quarter of fiscal 1998, consolidated net sales increased 13.2% to $85.1 million from $75.2 million in the first quarter of fiscal 1997. The Company's wholesale sales increased 11.7% to approximately $51.6 million in the first quarter of 1998 from $46.2 million in the first quarter of 1997. The increase in wholesale sales was due primarily to the new Special Delivery and Baby Basics product line introductions and the continued success of the Company's first lifestyle marketing product line, JOY (acronym for "Just One Year", a total nursery concept focused on apparel and related accessories for a child's first year of life introduced in 1997.

    The Company's retail store sales were approximately $33.6 million for the first quarter of 1998, which represented an increase of 24.0% compared to the first quarter of 1997. Comparable store sales increased 14.6% in the first quarter of 1998 compared to the first quarter of 1997. This increase is attributed to a new marketing strategy implemented in the latter part of 1997. This strategy was designed to clearly communicate the value of Carter's products sold through the outlet stores relative to comparable values offered elsewhere. Improvements in the merchandise planning and allocation process, a more impactful and coordinated visual display of merchandise, and a commitment to improve the quality of customer service, contributed to the increase in retail sales in the first quarter of 1998.

    GROSS PROFIT. Gross profit increased 11.8% to $30.6 million in the first quarter of 1998 from $27.4 million in the first quarter of 1997. The improvement in gross profit reflects the benefit derived from the growth in wholesale sales in the "baby" product category, including the new JOY program, and growth in retail store sales in the first quarter of 1998 compared to the first quarter of 1997. Gross profit as a percentage of net sales in the first quarter of 1998 decreased to 36.0% from 36.4% in the first quarter of 1997. This decrease in gross margin as a percentage of net sales reflects the impact of start-up costs incurred in the development of the Company's sewing operations in Mexico. Such start-up costs are comprised of manufacturing direct labor and facility costs not yet absorbed in inventory due to the low level of production during the development stage.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the first quarter of 1998 increased 11.3% to $29.4 million from $26.4 million in the first quarter of 1997. The increase reflects the costs associated with the new retail management team and freight and distribution costs incurred to support the increase in sales. Selling, general and administrative expenses as a percentage of net sales decreased to 34.5% in the first quarter of 1998 from 35.1% in the first quarter of 1997. The improvement in selling, general and administrative expenses as a percentage of net sales reflects the benefit from comparable store sales increases achieved by the Company's retail outlet stores and lower retail store expenses relative to sales resulting from cost controls implemented in store operations.

    OPERATING INCOME. Operating income for the first quarter of 1998 was $1.3 million compared to income of $1.0 million in the first quarter of 1997. This increase reflects the changes in gross profit and selling, general and administration expenses described above.

    INTEREST EXPENSE. Interest expense in the first quarter of 1998 increased to $5.1 million from $4.7 million in the first quarter of 1997. This increase reflects the cost of higher average revolver borrowings for working capital requirements in the first quarter of 1998, needed to support an increased level of demand for Carter's products. Average revolver borrowings during the first quarter of 1998 were $17.7 million compared to $2.8 million in the first quarter of 1997. At April 4, 1998, outstanding debt aggregated $185.6 million compared to $167.0 million at March 29, 1997.

    NET INCOME (LOSS). As a result of the factors described above, the Company reported a net loss of $2.0 million in the first quarter of 1998 compared to a net loss of $1.9 million in the first quarter of 1997.

FISCAL YEAR ENDED JANUARY 3, 1998 COMPARED WITH FISCAL YEAR ENDED DECEMBER 28,
  1996

    As a result of the Acquisition, Carter's assets and liabilities were adjusted to their estimated fair values as of October 30, 1996. In addition, the Company entered into new financing arrangements and had a change in its capital structure (see Notes 1, 5 and 6 to the 1997 Consolidated Financial Statements of the Company). In 1996, certain nonrecurring charges and an extraordinary loss were recorded in connection with the Acquisition and financing. Accordingly, the results of operations for 1997 and 1996 are not comparable to prior periods. The 1996 period prior to the Acquisition reflects nonrecurring charges, principally Predecessor and Sellers' expenses, such as accelerated compensation plan payments to management and professional fees. The 1996 period subsequent to the Acquisition reflects increased cost of sales due to higher depreciation expense for assets revalued at the Acquisition, increased interest expense, the amortization of goodwill and tradename and certain prepaid expenses, and an extraordinary loss resulting from the early extinguishment of debt.

    NET SALES. Net sales for fiscal 1997 increased 14.1% to $363.0 million from $318.2 million in fiscal 1996. This increase was due to a 16.2% increase in wholesale sales and a 11.0% increase in retail sales. Wholesale sales for fiscal 1997 increased to $219.5 million from $189.0 million in fiscal 1996. This increase was due primarily to the successful launch of the Company's first lifestyle marketing product line "JOY" (acronym for "Just One Year"). Retail sales for fiscal 1997 increased to $143.4 million from $129.2 million in fiscal 1996. Comparable store sales increased 0.4% in 1997, the first increase posted since 1992. The improvement in outlet store performance during 1997 is attributed primarily to the investment made in a new management team for the retail outlet stores. Each of the key retail management positions was upgraded over the past 18 month period. This team implemented a new marketing strategy and made other operating improvements, which resulted in the first same store sales increase since 1992, with improved profitability.

    GROSS PROFIT. Gross profit for fiscal 1997 increased 15.5% to $134.6 million from $116.5 million in fiscal 1996. Gross profit as a percentage of net sales in fiscal 1997 increased to 37.1% from 36.6% in fiscal

1996. The improvement is attributed to the growth in the Company's "baby" product category, including the new JOY program, improvement in margins from off-price sales, the maturing effect of the Company's three offshore sewing plants and higher levels of efficiency in the Company's manufacturing operations.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for fiscal 1997 increased 16.2% to $111.5 million from $96.0 million in fiscal 1996. Selling, general and administrative expenses as a percentage of net sales increased to 30.7% in fiscal 1997 from 30.2% in fiscal 1996. The 1997 expense includes $4.8 million of amortization related to intangibles recorded at Acquisition. Such expenses for the two-month period ended December 28, 1996 were $0.8 million. Excluding these Acquisition-related expenses, selling, general and administrative expenses for fiscal 1997 increased 12.1% to $106.7 million from $95.2 million in fiscal 1996. The higher selling, general and administrative expenses can be attributed to an increase in retail store expenses related to the addition of new outlet stores and higher volume related wholesale distribution costs.

    Excluding the above effects of the Acquisition, selling, general and administrative expenses as a percentage of net sales decreased to 29.4% in fiscal 1997 from 29.9% in fiscal 1996.

    NONRECURRING CHARGE. In connection with the Acquisition, the Predecessor recorded an $8.8 million nonrecurring charge in the period December 31, 1995 through October 29, 1996. This charge includes $3.5 million of Predecessor and Sellers' expenses and $5.3 million of expenses related to management payments, including the unaccrued costs associated with accelerated compensation plan payments.

    OPERATING INCOME. Operating income for fiscal 1997 increased to $23.1 million from $11.7 million in fiscal 1996 as a result of the changes in gross profit, selling, general and administrative expenses and the nonrecurring charge described above. Operating income as a percentage of net sales increased to 6.4% in fiscal 1997 from 3.7% in fiscal 1996. Excluding depreciation and amortization expenses related to the Acquisition, which were $5.1 million in fiscal 1997 and $0.8 million for the two-month period ended December 28, 1996, and the $8.8 million nonrecurring charge in the period ended October 29, 1996, operating income for fiscal 1997 increased $6.9 million to $28.2 million from $21.3 million in fiscal 1996. Excluding these Acquisition-related expenses, operating income as a percentage of net sales increased to 7.8% in fiscal 1997 from 6.7% in fiscal 1996.

    INTEREST EXPENSE. Interest expense for fiscal 1997 increased to $20.2 million from $10.1 million in fiscal 1996. Average outstanding debt was $174.3 million, $162.5 million and $82.2 million for the periods ended January 3, 1998, December 28, 1996 and October 29, 1996, respectively. The higher borrowings subsequent to the Acquisition reflect incremental borrowings to finance the Acquisition and changes in revolver borrowings for seasonal and operating needs. At January 3, 1998, outstanding debt aggregated $177.1 million, of which a $44.1 million term loan and a $13.0 million revolving credit facility balance bore interest at a variable rate, so that an increase of 1% in the applicable rate would increase the Company's annual interest cost by $571,000. At January 3, 1998, borrowings under the Company's $50.0 million revolving credit facility were $13.0 million. The Company also had $4.3 million of outstanding letters of credit.

    EXTRAORDINARY LOSS. In November 1996, the Company used the proceeds from the issuance of $100 million 10 3/8% Senior Subordinated Notes to prepay $90.0 million of Acquisition-related borrowings under the Subordinated Loan Facility and $5.0 million of the term loan portion of the Senior Credit Facility. As a result, the Company recorded an after-tax loss of $2.4 million, which has been reflected in the Company's Consolidated Statement of Operations for the period October 30, 1996 through December 28, 1996, as an extraordinary item.

    NET INCOME (LOSS). As a result of the factors described above, the Company reported net income (loss) of $1.5 million, ($2.4) million and ($0.4) million for the periods ended January 3, 1998, December 28, 1996 and October 29, 1996, respectively.

FISCAL YEAR ENDED DECEMBER 28, 1996 COMPARED WITH FISCAL YEAR ENDED DECEMBER 30,
  1995

    NET SALES. Net sales for fiscal 1996 increased 7.7% to $318.2 million from $295.4 million in fiscal 1995. This increase was due to a 13.2% increase in wholesale sales and a 0.5% increase in retail sales. Wholesale sales for fiscal 1996 increased to $189.0 million from $166.9 million in fiscal 1995. This increase was due primarily to continued strong sales to wholesale customers and improved average pricing, as well as to increased clearance and off-price merchandise sales resulting from the Company's efforts to reduce the high inventory levels experienced at the end of fiscal 1995. In addition, the Company continued to rationalize its product lines by scaling back certain products and by continuing to reduce the overall number of SKUs. Retail sales for fiscal 1996 increased to $129.2 million from $128.5 million in fiscal 1995. This increase was a result of the incremental volume provided by 36 new stores opened since the beginning of fiscal 1995, reduced by comparable store sales declines of 8.8%. Management believes that the comparable store sales declines were due primarily to certain operational and merchandising problems, as well as to a soft retailing environment. Although the soft retailing environment negatively affected the financial performance of all stores, its impact was more measurable when analyzing the performance of comparable stores.

    Comparable store sales declines were also affected by the removal of certain product categories that were sold in Carter's retail outlet stores in fiscal 1995. Management addressed the comparable store sales declines by improving product mix; emphasizing core layette and sleepwear products; improving store layouts; assessing locations, demographics and store sizes; and most notably, a new retail management team was recruited in 1996 and 1997 at the corporate, regional and store levels.

    GROSS PROFIT. Gross profit for fiscal 1996 increased 11.7% to $116.5 million from $104.3 million in fiscal 1995. Gross profit as a percentage of net sales in fiscal 1996 increased to 36.6% from 35.3% in fiscal 1995. This increase resulted primarily from pricing improvements in the Company's wholesale and retail businesses, the maturing effect of the Company's three offshore sewing plants, one of which was opened in 1995, and the change in the retail store product mix toward higher margin sleepwear and layette products, partially offset by an increase in depreciation expense and lower margins in the first quarter of 1996 as a result of actions taken to decrease inventories that had built up at the end of fiscal 1995.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for fiscal 1996 increased 15.3% to $96.0 million from $83.2 million in fiscal 1995. Selling, general and administrative expenses as a percentage of net sales increased to 30.2% in fiscal 1996 from 28.2% in fiscal 1995. The 1996 expense includes $0.8 million of amortization related to intangibles recorded at Acquisition. Excluding these Acquisition-related expenses, selling, general and administrative expenses for fiscal 1996 increased 14.4% to $95.2 million and were 29.9% of net sales compared to the 28.2% of net sales in fiscal 1995. This increase in selling, general and administrative expenses as a percentage of net sales resulted from the comparable store sales declines experienced by Carter's retail outlet stores and higher retail store expenses associated with the 36 new stores opened since the beginning of fiscal 1995.

    NONRECURRING CHARGE. In connection with the Acquisition, the Predecessor recorded an $8.8 million nonrecurring charge. This charge includes $3.5 million of Predecessor and Sellers' expenses and $5.3 million of expenses related to management payments, including the unaccrued costs associated with accelerated compensation plan payments.

    OPERATING INCOME. Operating income for fiscal 1996 decreased 44.6% to $11.7 million from $21.1 million in fiscal 1995 as a result of the changes in gross margin, selling, general and administrative expenses and the nonrecurring charges described above. Operating income as a percentage of net sales decreased to 3.7% in fiscal 1996 from 7.1% in fiscal 1995. Excluding the $0.8 million of Acquisition-related expenses in the two-month period ended December 28, 1996 and the $8.8 million nonrecurring charge in the period ended October 29, 1996, as described above, operating income increased to $21.3 million for fiscal 1996 from $21.1 million in fiscal 1995.

    INTEREST EXPENSE. Interest expense for fiscal 1996 increased 29.2% to $10.1 million from $7.8 million in fiscal 1995. This increase reflects higher interest expense on additional indebtedness resulting from the Acquisition, and higher average borrowings in 1996 under Carter's revolving credit facility in place prior to the Acquisition. Average outstanding debt was $162.5 million, $82.2 million and $76.4 million for the periods ended December 28, 1996, October 29, 1996 and December 30, 1995, respectively. The higher borrowings subsequent to the Acquisition reflect incremental borrowings to finance the Acquisition and changes in revolver borrowings for seasonal and operating needs. At December 28, 1996, outstanding debt aggregated $165.0 million, of which a $45.0 million term loan bore interest at a variable rate, so that an increase of 1% in the applicable rate would increase the Company's annual interest cost by $450,000. At December 28, 1996, there were no borrowings under the Company's $50.0 million revolving credit facility, except for $4.2 million of outstanding letters of credit. Any borrowings under the revolving credit facility would bear interest at a variable rate.

    EXTRAORDINARY LOSS. In November 1996, the Company used the proceeds from the issuance of $100 million 10 3/8% Senior Subordinated Notes to prepay $90.0 million of Acquisition-related borrowings under the Subordinated Loan Facility and $5.0 million of the term loan portion of the Senior Credit Facility. As a result, the Company recorded an after-tax loss of $2.4 million, which has been reflected in the Company's Consolidated Statement of Operations as an extraordinary item.

    NET INCOME (LOSS). As a result of the factors described above, the Company reported a net loss of ($2.4) million and ($0.4) million for the periods ended December 28, 1996 and October 29, 1996, respectively and net income of $8.1 million for the period ended December 30, 1995.

LIQUIDITY AND CAPITAL RESOURCES

    On a consolidated basis, the Company's primary cash needs are working capital, capital expenditures and debt service. The Company has financed its working capital, capital expenditures and debt service requirements primarily through internally generated cash flow, in addition to funds borrowed under the Company's credit facilities. Holdings is dependent upon dividends and other payments from Carter's to fund its obligations and meet its cash needs. Accordingly, Holdings' ability to pay interest on the Notes and to repay the Notes at maturity will be dependent upon earnings and cash flows of Carter's and payment of funds by Carter's to Holdings in the form of dividends or loans. The Senior Credit Facility imposes certain covenants, requirements, and restrictions on actions by the Company and its subsidiaries that, among other things, restrict the payment of dividends by Carter's to Holdings except under certain specified conditions. The Company does not expect this to negatively impact Holdings' ability to meet its cash obligations. Likewise, at April 4, 1998 and January 3, 1998, Holdings was effectively precluded from declaring or paying dividends on its Capital Stock.

    Net cash provided by (used in) operating activities ($ millions) in 1997, 1996 and 1995 was $1.6, $31.5 and ($5.5), respectively and for the three-month periods ended April 4, 1998 and March 29, 1997 was ($6.5) and ($2.2), respectively.

    The net cash used in operations in the first quarter of 1998 reflects the $3.3 million (10.9%) decrease in receivables since the end of fiscal 1997. This decrease is due to the first quarter 1998 collection of high levels of seasonal fourth quarter wholesale sales.

    Due to the seasonal nature of the business, first quarter wholesale sales are lower than fourth quarter sales. Inventories at the end of first quarter 1998 increased $15.0 million (17.1%) compared to the end of fiscal 1997. This increase reflects the Company's plans to accelerate production of certain product lines to meet forecasted demands and to improve the timeliness of deliveries. Inventory turnover in the first quarter of 1998 improved 15% compared to the first quarter of 1997.

    Accounts payable and other liabilities increased $3.2 million (7.4%) in the first quarter 1998, compared to the end of fiscal 1997 due to the liabilities incurred to support the increase in inventories.

    The net cash flow provided by operating activities in 1997 was $1.6 million, a decrease of $29.9 million compared to fiscal year 1996. This decrease is attributed to an increase in both the 1997 year-end inventory levels and accounts receivable balances. Year-end inventory levels grew to $87.6 million at fiscal year-end 1997 from $76.5 at fiscal year-end 1996. This increase reflects the growth in inventory required to support higher levels of sales demand. The higher accounts receivable balance was due to the increased level of wholesale revenues generated in the fourth quarter of 1997. Wholesale revenues of $53.5 million in the fourth quarter of 1997 reflected an increase of $7.7 million compared to the fourth quarter of 1996.

    At the end of fiscal 1995, Carter's inventory levels exceeded its prior year-end inventories by $28.1 million. Management attributes the inventory build-up during fiscal 1995 to a number of items which the Company believes were successfully addressed in fiscal 1996. Improvements in production planning and reporting were made possible with new information systems, as well as with the implementation of an automatic replenishment system which was fully functioning at its retail stores as of August 1996. In addition, Carter's was continuing to aggressively reduce the scope of its product offerings and reduce the amount of open-market purchases, which management believes will help mitigate the Company's exposure to excess finished goods and will allow the Company to continue moderating inventory levels going forward. As a result of these factors, the Company's inventory levels at fiscal year-end 1996 were lower than those at fiscal year-end 1995 despite higher sales.

    The Company invested $1.6 million and $1.0 million in capital expenditures for the three-month periods ended April 4, 1998 and March 29, 1997, respectively, and $14.0 million, $7.8 million and $13.7 million in capital expenditures during fiscal years 1997, 1996 and 1995, respectively. Although there are no material commitments for capital expenditures, the Company plans capital expenditures of approximately $18.0 million in fiscal 1998.

    The Company incurred significant indebtedness in connection with the Acquisition. At April 4, 1998, the Company had $185.6 million of indebtedness outstanding, consisting of $20.0 million of Holdings 12% Senior Subordinated Notes, $100.0 million of 10 3/8% Senior Subordinated Notes, $44.1 million in term loan borrowings under the Senior Credit Facility, and $21.5 million of borrowings outstanding under its $50.0 million revolving credit portion of the Senior Credit Facility (exclusive of approximately $5.8 million of outstanding letters of credit). The term loan portion of the Senior Credit Facility will mature on October 31, 2003 and requires semi-annual principal payments totaling $0.9 million in each of 1997, 1998, 1999 and 2000, and $5.4 million, $13.5 million and $22.5 million in 2001, 2002 and 2003, respectively. In November 1996, the term loan was reduced by $5.0 million with proceeds from the issuance of the $100.0 million 10 3/8% Senior Subordinated Notes. The future scheduled payments under the Senior Credit Facility have been reduced ratably for this payment. The revolving credit portion of the Senior Credit Facility will mature on October 31, 2001 and has no scheduled interim amortization. No principal payments are required on the $20.0 million Notes or the $100.0 million Notes prior to their scheduled maturity in 2008 and 2006, respectively. Fiscal 1998 interest payments for Carter's and Holdings will approximate $17.6 million and $2.4 million, respectively. Carter's will fund its debt service requirements through current operations and amounts available under the revolving portion of the Senior Credit Facility. Holdings will fund its debt service requirements through permitted dividend payments from Carter's.

    In June 1998, Carter's amended its Senior Credit Facility to benefit from favorable changes in the interest rate environment since the Acquisition and to support higher levels of demand for the Company's products than had been anticipated at the time of the Acquisition. The applicable interest margins for loans which accrue interest at the Eurodollar Rate were adjusted from 2.50% to 2.25% for the revolving credit facility and 3.00% to 2.50% for the term loan. The amendment provides for additional reductions in the interest margin based on the achievement of certain leverage ratios. To support peak working capital requirements in the June-July time period, the revolving credit facility was increased from $50.0 million to $65.0 million and the letter of credit sublimit increased from $10.0 million to $15.0 million.

    The Company believes that cash generated from operations, together with amounts available under the revolving portion of the Senior Credit Facility, will be adequate to meet its debt service requirements, capital expenditures and working capital needs for the foreseeable future, although no assurance can be given in this regard.

EFFECTS OF INFLATION

    The Company is affected by inflation primarily through the purchase of raw material, increased operating costs and expenses, and higher interest rates. The effects of inflation on the Company's operations have not been material in recent years.

SEASONALITY

    The Company experiences seasonal fluctuations in its sales and profitability, with generally lower sales and gross profit in the first and second quarters of its fiscal year. The Company believes that seasonality of sales and profitability is a factor that affects the baby and children's apparel industry generally and is primarily due to retailers' emphasis on price reductions in the first quarter and promotional retailers' and manufacturers' emphasis on the sale of closeouts of the prior year's product lines.

YEAR 2000

    The potential for software processing errors arising from calculations using the Year 2000 date are a known risk. The Company is currently evaluating its financial and operating systems capabilities to ensure such systems and related processes are not adversely affected by conversion of system dates to Year 2000. The Company is also communicating with its strategic suppliers and financial institutions to determine whether their information systems will comply with Year 2000 requirements and not disrupt transactions with the Company. The Company has established a task force to address Year 2000 requirements and to determine cost of compliance. The assessment of Year 2000 requirement is an ongoing process. Accordingly, while the ultimate costs to comply with such requirements have not been fully determined, the expenditures are not expected to be material to the Company's business operations or financial condition. The Company expects to be fully compliant by the end of the first quarter of 1999.

ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS 131 is effective for fiscal years beginning after December 15, 1997. In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132"), which revises employers' disclosures about pension and other postretirement benefit plans. SFAS 132 does not change the measurement or recognition of those plans. SFAS 132 is effective for fiscal years beginning after December 15, 1997. The Company is currently evaluating the impact of the new statements on its end of year 1998 disclosures.

CHANGE IN ACCOUNTANTS

    In connection with the Acquisition, on November 1, 1996, the Company dismissed Price Waterhouse LLP ("Price Waterhouse") as its principal independent accountant and engaged Coopers & Lybrand L.L.P. as its principal independent accountant. The decision to change accountants was approved by the Company's Board of Directors. In connection with the audits of the Predecessor's financial statements for the two most recent completed fiscal years prior to the Acquisition and during the interim period up until the date of the change in accountants, there were no disagreements with Price Waterhouse on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Price Waterhouse's report on the financial statements for such years did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope or accounting principles.

                               THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING OLD NOTES

    GENERAL. Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), the Company will accept for exchange Old Notes which are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used herein, the term "Expiration Date" means 11:59 p.m., New York City time, on August 10, 1998; PROVIDED, HOWEVER, that if the Company has extended the period of time for which the Exchange Offer is open, the term "Expiration Date" means the latest time and date to which the Exchange Offer is extended.

    As of the date of this Prospectus, $20.0 million aggregate principal amount of the Old Notes was outstanding. This Prospectus, together with the Letter of Transmittal, is first being sent on or about July 13, 1998, to all holders of Old Notes known to the Company. The Company's obligation to accept Old Notes for exchange pursuant to the Exchange Offer is subject to certain conditions as set forth under "--Certain Conditions to the Exchange Offer" below.

    EXTENSION; RETURN OF OLD NOTES NOT ACCEPTED FOR EXCHANGE. The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any Old Notes, by giving notice of such extension to the holders thereof. During any such extension, all Old Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

    AMENDMENT; TERMINATION. The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified below under "--Certain Conditions to the Exchange Offer".

    NOTICE. The Company will give notice of any extension, amendment, non-acceptance or termination to the holders of the Old Notes as promptly as practicable, such notice in the case of any extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

    NO APPRAISAL OR DISSENTERS' RIGHTS. Holders of Old Notes do not have any appraisal or dissenters' rights under the Massachusetts Business Corporation Law in connection with the Exchange Offer.

PROCEDURES FOR TENDERING OLD NOTES

    The tender to the Company of Old Notes by a holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to State Street Bank and Trust Company (the "Exchange Agent") at one of the addresses set forth below under "Exchange Agent" on or prior to the Expiration Date. In addition, either (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange

Agent prior to the Expiration Date, or (iii) the holder must comply with the guaranteed delivery procedures described below.

    THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY. THE COMPANY IS NOT ASKING NOTEHOLDERS FOR A PROXY AND NOTEHOLDERS ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

    Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange pursuant thereto are tendered (i) by a registered holder of the Old Notes who has not completed the box entitled "Special Issuance Instruction" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States (collectively, "Eligible Institutions"). If Old Notes are registered in the name of a person other than a signer of the Letter of Transmittal, the Old Notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder with the signature thereon guaranteed by an Eligible Institution.

    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or to not accept any particular Old Notes which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within such reasonable period of time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

    If the Letter of Transmittal is signed by a person or persons other than the registered holder or holders of Old Notes, such Old Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the Old Notes.

    If the Letter of Transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted.

    By tendering, each broker-dealer holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the holder and any beneficial holder, that neither the holder nor any such beneficial holder has an arrangement or understanding with any person to participate in the distribution of such New Notes and that neither the holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company. If the holder is not a broker-dealer, the holder must represent that it is not engaged in nor does it intend to engage in a distribution of the New Notes.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

    Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will accept, promptly after the Expiration Date, all Old Notes properly tendered and will issue the New Notes promptly after acceptance of the Old Notes. See "--Certain Conditions to the Exchange Offer" below. For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Old Notes for exchange when, as and if the Company has given oral and written notice thereof to the Exchange Agent.

    For each Old Note accepted for exchange, the holder of such Old Note will receive a New Note having a principal amount equal to that of the surrendered Old Note.

    In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes or a timely Book-Entry Confirmation of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such non-exchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration of the Exchange Offer.

BOOK-ENTRY TRANSFER

    Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Old Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or facsimile thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the Exchange Agent at one of the addresses set forth below under "Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

    If a registered holder of the Old Notes desires to tender such Old Notes and the Old Notes are not immediately available, or time will not permit such holder's Old Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent received from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form to be provided by the Company upon request (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within five New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the

Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent and (iii) the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal are received by the Exchange Agent within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL RIGHTS

    Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date. For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses set forth below under "Exchange Agent". Any such notice of withdrawal must specify the name of the person having tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn (including the principal amount of such Old Notes), and (where certificates for Old Notes have been transmitted) specify the name in which such Old Notes are registered, if different from that of the withdrawing holder. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such holder is an Eligible Institution. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes that have been tendered for exchange but that are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "--Procedures for Tendering Old Notes" above at any time on or prior to the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

    Notwithstanding any other provision of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offer if at any time before the acceptance of such Old Notes for exchange or the exchange of the New Notes for such Old Notes, the Company determines that the Exchange Offer violates applicable law, any applicable interpretation of the staff of the Commission or any order of any governmental agency or court of competent jurisdiction.

    The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its reasonable discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

    In addition, the Company will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939 (the "TIA"). In any such event, the

Company is required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

EXCHANGE AGENT

    State Street Bank and Trust Company has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

               BY HAND/OVERNIGHT EXPRESS/MAIL/OVERNIGHT DELIVERY:
                      (insured if registered recommended)
                      State Street Bank and Trust Company
                            Corporate Trust Division
                       Two International Place--4th Floor
                                Boston, MA 02110

                                 VIA FACSIMILE:
                                 (617) 664-5290

                             FOR INFORMATION CALL:
                                 Kellie Mullen
                                 (617) 664-5587

    DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

FEES AND EXPENSES

    The Company will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by officers and employees of the Company.

    The estimated cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be approximately $0.2 million, which includes fees and expenses of the Trustee, accounting, legal, printing and related fees and expenses.

ACCOUNTING TREATMENT

    The New Notes will be recorded at the same carrying value as the Old Notes, which is the principal amount as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offer will be capitalized as debt issuance costs and amortized over the term of the New Notes through 2008.

TRANSFER TAXES

    Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct the Company to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

CONSEQUENCES OF FAILURE TO EXCHANGE; RESALES OF NEW NOTES

    Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities law. Old Notes not exchanged pursuant to the Exchange Offer will continue to accrue interest at 12% per annum and will otherwise remain outstanding in accordance with their terms. Holders of Old Notes do not have any appraisal or dissenters' rights under the Massachusetts Business Corporation Law in connection with the Exchange Offer. In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Old Notes under the Securities Act. However, (i) if any Initial Purchaser so requests with respect to Old Notes not eligible to be exchanged for New Notes in the Exchange Offer and held by it following consummation of the Exchange Offer or (ii) if any holder of Old Notes is not eligible to participate in the Exchange Offer or, in the case of any holder of Old Notes that participates in the Exchange Offer, does not receive freely tradable New Notes in exchange for Old Notes, the Company is obligated to file a registration statement on the appropriate form under the Securities Act relating to the Old Notes held by such persons.

    Based on certain interpretive letters issued by the staff of the Commission to third parties in unrelated transactions, New Notes issued pursuant to the Exchange Offer may be offered for resale, resold or otherwise transferred by holders thereof (other than (i) any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act or (ii) any broker-dealer that purchases Notes from the Company to resell pursuant to Rule 144A or any other available exemption) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement or understanding with any person to participate in the distribution of such New Notes. If any holder has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, such holder (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company has not sought, and does not intend to seek, its own interpretive letter from the Commission with respect to the resale of the New Notes. There can be no assurance that the Commission would make similar interpretations with respect to the Exchange Offer. A broker-dealer who holds Old Notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes. Each such broker-dealer who receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution". While the Company has an obligation under the Registration Rights Agreement to update this Prospectus by amendment or supplement for a period of 90 days following consummation of the Exchange Offer, the Company has no obligation thereafter to update the Prospectus and, therefore, holders required to deliver a prospectus may not thereafter be able to resell because they may be unable to comply with the prospectus delivery requirements described above.

    In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. The Company has agreed, pursuant to the Registration Rights Agreement and subject to certain specified limitations therein, to register or qualify the New Notes for offer or sale under the securities or blue sky laws of such jurisdictions as any holder of the Notes reasonably requests in writing.

                                    BUSINESS

GENERAL

    The William Carter Company ("Carter's") is the largest branded manufacturer and marketer of baby and toddler apparel and a leading marketer of young children's apparel. Over Carter's more than 130 years of operation, CARTER'S has become one of the most highly recognized brand names in the children's apparel industry. The Company is a vertically-integrated manufacturer which sells its products under the CARTER'S, CARTER'S CLASSICS and BABY DIOR brand names to more than 300 department and specialty store accounts (with an estimated 4,600 store fronts) and through its 138 retail outlet stores.

    Carter's generates a majority of its sales in the baby and toddler apparel market, a $7.0 billion market. Management believes that the baby and toddler market is well-insulated from changes in fashion trends and less sensitive to general economic conditions than other apparel companies. Strong prospects for continued growth in this market is being driven by a number of factors, including: (i) women having children later, resulting in more disposable income available for expenditures on children; (ii) more women returning to the workplace after having children, resulting in more disposable income and increased day care apparel needs; (iii) the increasing number of grandparents, a demographic segment with high per capita discretionary income and an important consumer base for children's apparel; (iv) an increasing social emphasis on attractive children's apparel; and (v) an increase in the percentage of births to first time mothers.

    Carter's senior management has significantly increased earnings and market share since joining Carter's in 1992. Management's fundamental strategy has been to promote Carter's brand image as the absolute leader in baby apparel products and to consistently provide high quality, attractive products at a strong perceived value to consumers. To this end, management employs a comprehensive four-step marketing strategy which incorporates: (i) extensive consumer preference testing; (ii) superior brand and product presentation at the consumer point-of-purchase; (iii) dominant marketing communications; and (iv) consistent, premium service to fulfill customer and consumer needs. In addition, Carter's continues to realize significant operating efficiencies by reducing SKUs and product complexity, enhancing core product offerings, increasing offshore production and implementing the wider use of advanced information systems. As a result of these efforts, Carter's has increased its operating income from $12.8 million in 1993 to $23.1 million in fiscal 1997. EBITDA increased from $20.6 million in 1993 to $36.9 million in fiscal 1997.

COMPANY STRENGTHS

    The Company attributes its market leadership and its significant opportunities for continued growth and increased profitability to the following competitive strengths:

SUPERIOR BRAND AWARENESS

    Carter's has achieved a high level of positive brand awareness with both consumers and retailers as a result of more than a century of providing quality baby, toddler and young children's apparel. In a 1993 survey, 92% of mothers and grandmothers surveyed were familiar with the CARTER'S brand name, and 80% reported that they had purchased CARTER'S brand products. Carter's has maintained this positive brand awareness despite a relatively low marketing budget with little national advertising. Management believes that the consolidation of the apparel industry and changes in the retail environment will continue to favor strong branded companies such as Carter's, as many department and specialty stores have focused on promoting leading brands while reducing their number of suppliers.

LEADING AND GROWING MARKET POSITIONS

    Carter's is the largest marketer of baby and toddler apparel, with leading market shares in the layette and sleepwear product categories in its target distribution channels. Since 1993, Carter's has increased its

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share of the layette apparel market from 15% to 26% and its share of the baby and toddler sleepwear market from 20% to 34%. In addition, Carter's is the leading provider of young children's sleepwear and has increased its share of the market from 14% in 1993 to 17% in 1997. Carter's has a significant presence in the much larger and highly fragmented baby and toddler playwear market.

STRONG MANAGEMENT TEAM

    Since joining Carter's in 1992, the Company's management team, led by Frederick J. Rowan, II, has been responsible for sales and EBITDA increasing at compound annual rates of 9.7% and 24.3%, respectively. Four of the Company's top executives, including Mr. Rowan, joined Carter's following successful careers running the Bassett-Walker and Lee Jeans divisions of the VF Corporation. Carter's five top executives average more than 20 years of experience in the textile and apparel industries. Management believes that they have significant experience in developing brand names, have a strong reputation with customers, the trade and the financial community, and possess a diverse skill base which incorporates brand marketing, multiple sourcing, offshore production, vertical manufacturing and information technology integration.

VERTICALLY-INTEGRATED MANUFACTURING CAPABILITIES

    Carter's is a vertically-integrated manufacturer that knits, dyes, finishes, prints, cuts, sews and embroiders approximately 80% of the products it sells. Carter's believes that its vertical integration allows it to maintain a competitive cost structure, accelerate speed to market and provide consistent, premium quality. Since 1992 Carter's has made significant investments in equipment, facilities and systems to improve quality, reduce costs, minimize shrinkage, decrease inventories and shorten cycle times. In 1991, Carter's commenced offshore sewing operations to decrease costs of sewing, typically the most labor-intensive portion of the manufacturing process. At year-end 1997, approximately 47% of Carter's sewing production was conducted offshore which reduced annual manufacturing costs by approximately $12.0 million. In addition, in 1993, management initiated a substantial upgrade of its information technology capabilities with a fully-integrated operating system designed to support the growth of the business and to further improve manufacturing efficiencies. These system upgrades are expected to be completed in 1998.

STRONG CUSTOMER RELATIONSHIPS

    Due to focused and consistent management efforts to create retail partnerships, Carter's enjoys strong relationships with its wholesale customers, as evidenced by the ten supplier awards Carter's has received since 1992. Management meets frequently with Carter's major accounts to review product offerings, establish and monitor sales plans and design joint advertising and promotional campaigns. In addition, Carter's has introduced to several of its major wholesale customers, including Macy's, Bloomingdale's, Burdine's, Rich's and JCPenney, its "store-in-store" concept in which Carter's creates a CARTER'S-brand shop within its wholesale customers' children's apparel departments. Such store-in-store shops provide Carter's with dedicated selling space, superior and consistent brand presentation and greater control of product mix, resulting in higher profitability and productivity for both Carter's and its wholesale customers.

OPERATING STRATEGY

    The Company intends to strengthen its market leadership positions and further increase sales and EBITDA by continuing to implement an operating strategy that has the following primary components:

INCREASE INVESTMENTS IN BRAND EQUITY

    Management believes Carter's enjoys among the highest brand awareness of any children's apparel company. In order to capitalize further on the potential of the CARTER'S name, the Company intends to increase its joint promotional activities with its key wholesale accounts, accelerate the roll out of its

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branded "store-in-store" shops and selectively increase its national print advertising with heightened visibility of its tag line "If they could just stay little 'til their CARTER'S wear out."-TM- Management believes that selective investments in its brand will result in high returns and will help support continued growth.

INCREASE OPERATING EFFICIENCIES

    Carter's management team has successfully increased EBITDA margins from 8.7% of sales in 1993 to 10.2% of sales in fiscal 1997. Carter's has achieved these results by reducing SKUs, decreasing product complexity, upgrading information systems and moving certain labor-intensive portions of its production process offshore. Management believes additional opportunities exist to continue to reduce manufacturing costs and accelerate speed to market by shortening cycle times, more efficiently managing inventories and further expanding offshore production. Management expects to increase the Company's percentage of offshore sewing to approximately 80% by the end of 2001, which is expected to yield incremental cost savings in line with Carter's historical experience.

ENHANCE RETAIL OUTLET STORE PRODUCTIVITY

    The Company currently operates 138 retail outlet stores in 41 states featuring all of CARTER'S quality merchandise, complemented by select brand accessories and apparel. The stores, which average 5,200 square feet per location, offer a broad assortment of baby, toddler and young children's apparel including layette, sleepwear, underwear, playwear, swimwear, outerwear and related accessories. Over the past 21 months, the Company recruited a new retail management team to improve the retail division's operating results. This team implemented a new marketing strategy and improved store layouts, which in 1997 resulted in the first increase in same store revenues since 1992 with improved profitability.

    In order to clearly communicate the Company's commitment to provide outstanding quality and value to the consumer, a chainwide roll-out of a new promotional and pricing strategy was implemented in 1997. This strategy, in effect in 98 stores by year-end 1997 and in all 138 stores by February 1998, communicates the value offered relative to comparable values elsewhere. Major improvements in the merchandise planning and allocation process, a more impactful and coordinated visual display of merchandise, continued commitment to improving the quality of customer service and targeted cost reduction initiatives all contributed to increased store productivity and profitability.

CAPITALIZE ON ADDITIONAL GROWTH OPPORTUNITIES

    The Company intends to aggressively pursue selected growth opportunities in its primary markets, including:

    - Leveraging its leading positions in layette and sleepwear to increase its share of the larger and more highly fragmented playwear market, which is more than five times the size of the sleepwear market. Management has recently increased the marketing focus on its playwear lines and introduced new playwear product designs.

    - Continuing to implement the Company's "store-in-store" concept. Carter's first introduced these shops in fiscal 1995, and had approximately 400 of such shops at the end of fiscal 1997. Management believes that there are significant opportunities to expand the "store-in-store" concept throughout its wholesale customer base.

    - Leveraging the CARTER'S brand through other growth opportunities. Carter's has recently initiated product extensions through a gift-giving program and a renewed focus on selectively increasing licensing relationships. In addition, Carter's is investigating opportunities for international and direct marketing sales, alternative retail formats and brand extensions to serve the discount channel, a market in which the Company currently does not compete.

PRODUCTS AND MARKETS

    The Company markets and manufactures a broad array of baby, toddler and young children's apparel under the CARTER'S, CARTER'S CLASSICS and BABY DIOR brand names. The Company's product offerings can be broadly grouped into two primary categories: (i) "baby and toddler," which includes newborns through toddlers approximately age three (up to size 4T); and (ii) "young children," which includes children approximately age three through approximately age six (boys' sizes 4-7 and girls' sizes 4-6x). The Company's product offerings in these categories include layette, sleepwear and playwear for the baby and toddler market, and sleepwear and playwear for the young children's market. In addition, the Company sells products such as diaper bags, lamps, socks, strollers, hair accessories, outerwear, underwear and shoes, including products for which the Company licenses the CARTER'S and CARTER'S CLASSIC names.

BABY AND TODDLER

    From 1993 through 1997, total industry sales of baby and toddler apparel increased from $4.9 billion to $7.0 billion, a compound annual rate of 9.2%, making it one of the fastest growing sectors of the apparel industry. Carter's target distribution channels, which include department and specialty stores, account for approximately half of this market. Carter's is currently the leading supplier of baby and toddler apparel in the United States, with a 6.6% market share in its target distribution channels, nearly twice that of its nearest branded competitor.

    LAYETTE. Layette includes a complete range of products primarily made of cotton for newborns, including bodysuits, undershirts, towels, washcloths, receiving blankets, layette gowns, bibs, caps and booties. In fiscal 1997, Carter's generated $79.9 million in sales of these products. Carter's is the leading supplier of layette products, with an approximate 26% market share in layette apparel in its target distribution channels. Management attributes Carter's leading market position to Carter's distinctive print designs, unique embroidery and the reputation for quality Carter's has developed over its 130 year history. In 1997 the company introduced new baby programs targeted toward three consumer groups: gift-givers, experienced mothers and first-time mothers. Just One Year is a complete nursery program aimed at the first-time mother and comprised 5.6% of Carter's 1997 baby business. Special Deliveries is targeted at the gift giver and is designed and packaged to make buying gifts easy. Baby Basics, the final component of Carter's baby business, provides the experienced mom with the essentials in value-focused multi-packs. The Company's primary competitors in the layette market are private label manufacturers.

    SLEEPWEAR. Baby sleepwear includes pajamas, long underwear and one-piece footed sleepers. In fiscal 1997, Carter's generated $89.7 million in sales of these products. Carter's is the leading supplier of baby sleepwear products with an approximate 34% marketshare in its target distribution channels. As in layette, management attempts to differentiate its sleepwear products from its competition by offering consumer-tested prints and embroideries with an emotional appeal. In addition, management believes Carter's baby and toddler sleepwear product line, which is well-coordinated with its layette product line, features more functional, higher quality products than those of its competitors. The Company's primary competitors in the baby sleepwear market are both private label manufacturers and other branded children's apparel companies.

    PLAYWEAR. Baby and toddler playwear includes cotton knit apparel for everyday use. In fiscal 1997, Carter's generated $102.6 million in sales of these products. Although Carter's has historically focused on strengthening its core volume layette and sleepwear products, it has recently begun to focus on strengthening its playwear product offerings by introducing original print designs and innovative artistic treatments in an effort to drive sales growth and increase market share. Management believes that these new product offerings and an increased marketing focus, in addition to Carter's high brand name awareness and strong wholesale customer relationships, will allow the Company's sales and market share in this category to grow. The success of this strategy is reflected in the 16.5% increase in wholesale playwear shipments from fiscal

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
1996 to fiscal 1997. The baby and toddler playwear market is highly fragmented, with no one branded competitor enjoying more than a 5.0% share of the market.

    OTHER. Other baby and toddler products include bedding, outerwear, shoes, socks, diaper bags, gift sets, lamps and hair accessories, including products for which the Company licenses the CARTER'S name. In fiscal 1997, Carter's generated $18.5 million in sales of these products.

YOUNG CHILDREN'S

    From 1993 through 1997, total industry sales of young children's apparel increased from $5.0 billion to $5.6 billion, a compound annual rate of 2.9%. Carter's target distribution channels, which include department and specialty stores, account for approximately half of this market. The Company is the largest supplier of young children's sleepwear products, and is also a supplier of young children's playwear products. In fiscal 1997, Carter's generated $42.8 million of sales, or 12.8% of its total regular-priced sales, in the young children's apparel market.

    SLEEPWEAR. Young children's sleepwear product offerings include basic two-piece pajamas, long underwear and polyester blanket-fleece one-piece sleepers. In fiscal 1997, Carter's generated $26.8 million in sales of these products. As with baby and toddler sleepwear, Carter's attempts to differentiate its young children's sleepwear products from those of its competitors by offering consumer-tested prints and embroideries with an emotional appeal. Carter's primary competitors in the young children's sleepwear market are both branded children's apparel companies and private label manufacturers.

    PLAYWEAR. Young children's playwear product offerings include cotton knit apparel for everyday use. In fiscal 1997, Carter's generated $16.0 million in sales of these products. Carter's management elected to focus initially on strengthening Carter's core products in layette and sleepwear when it joined Carter's in 1992. Carter's has recently begun to leverage its high brand awareness and leading market shares in layette and sleepwear to increase its sales of young children's playwear. Carter's primary competitors in the young children's playwear market are both branded children's apparel companies and private label manufacturers.

    OTHER. Other young children's products include underwear, outerwear, shoes, socks, lamps and hair accessories, including products for which Carter's licenses the CARTER'S name. In fiscal 1997, Carter's generated $1.8 million in royalty income from the sale of these products.

BRAND NAMES

    Carter's markets its products under three distinct brands, each with its own positioning, distribution and price point. The traditional CARTER'S brand is positioned as a premium, moderately-priced core resource for department and specialty stores and for the Company's retail outlet stores. CARTER'S CLASSICS products are targeted solely for the baby market and are distributed only through department stores and the Company's retail outlet stores at a price point approximately 15% higher than CARTER'S brand products. Management expects to increase the price differential between CARTER'S CLASSICS and CARTER'S over time in order to create greater brand differentiation among the Company's brands. BABY DIOR, the Company's only licensed brand, is also produced solely for the baby market. BABY DIOR products are sold at a price point approximately 100% higher than that of the CARTER'S CLASSICS brand. In fiscal 1997, approximately 91%, 6%, and 3% of CARTER'S sales were of CARTER'S, CARTER'S CLASSICS, and BABY DIOR apparel, respectively.

CARTER'S

    CARTER'S products are characterized by a distinct look representing classic yet updated styling, practical yet innovative design and childlike yet sophisticated artistic applications. CARTER'S represents the Company's opening price point and is positioned at the upper portion of the middle market. As a result of this positioning, CARTER'S is represented prominently throughout the Company's targeted distribution channels

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
(i.e., all department and specialty stores), as well as in Carter's retail outlet stores. The Carter's brand includes baby, playwear and sleepwear. Within baby, the brand targets three distinct consumer groups with Just One Year, Special Deliveries and Baby Basics. Management expects that growth will be driven by product line initiatives such as fabric innovation and creative embroidery rather than by brand repositioning. Management believes that further growth opportunity for the CARTER'S brand lies in additional licensing potential. Currently, the CARTER'S name appears on bedding, diaper bags, lamps, socks, strollers, hair accessories, outerwear, underwear and shoes.

CARTER'S CLASSICS

    Introduced in 1994, the CARTER'S CLASSICS brand is positioned further upscale than the CARTER'S brand. CARTER'S CLASSICS products are offered primarily through the department store channel of distribution, and secondarily through the Company's retail outlet stores. The Company currently produces only baby products under the CARTER'S CLASSICS brand name. The Company maintains a cohesive theme in the CARTER'S CLASSICS brand as contrasted with the broad offerings available under the CARTER'S brand; colors tend to be pastels and naturals, more luxurious fabrics are utilized and a greater amount of embroidery is applied. CARTER'S CLASSICS is also differentiated from CARTER'S by packaging in softer materials and colors. As a result of its higher price point, CARTER'S CLASSICS products provide higher margins for both the Company and its wholesale customers.

BABY DIOR

    The Company is the exclusive sub-licensee of the BABY DIOR brand name for baby clothes through 1998. This licensing relationship began in 1978 and BABY DIOR is now positioned as the most elegant and luxurious brand marketed by the Company. Over the past three years, management has focused on reducing the complexity of the BABY DIOR line. The number of SKUs has been reduced as CARTER'S has moved toward core products and eliminated seasonal products. The BABY DIOR line maintains a cohesive theme through soft-pastel or white clothing designed with a European flair. As with CARTER'S CLASSICS, this product line provides higher margins for both the Company and its wholesale customers. Department stores and specialty retailers, as well as Carter's retail outlet stores, offer BABY DIOR brand products.

PRODUCT DESIGN AND DEVELOPMENT

    The Company's management team has significantly improved the Company's product design and development process by investing in advanced design systems, improving its design staff and introducing proven customer marketing tools. The Company's product design and development organization is now comprised of teams that focus on each of the Company's primary product markets. Each team has its own artistic and design staff to develop new ideas specifically for its respective market. Management believes that this organizational structure provides the Company greater flexibility and allows it to introduce products more quickly and with a greater success rate.

    The Company's design staff continuously strives toward product innovation. Consumer preference testing drives the product offerings and defines the look for the brand, while a few showpieces are developed each season to add variety and interest. Generally, graphics and prints are used to provide originality and depth. A sophisticated graphic computer network enhances artistic talent.

    Due to the importance of graphics and prints, the Company devotes particular effort to consumer preference testing for colors, prints, art and silhouettes. Each year, more than 1,000 different prints are consumer-tested, of which 40% are eventually used. As part of the Company's extensive testing program, more than 10,000 potential consumers are surveyed in the Company's outlet stores as well as in geographically-diverse malls. While testing of new prints is an important aspect of consumer research, layette prints, for example, are changed, on average, once every two years. Prints in "basic" items are

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
tested quarterly by consumers as well as constantly monitored through sales data. Consumer preference tests are also conducted on sizing and functionality for new product introductions.

    After consumer preference testing of a fabric or product occurs and internal review committees approve selections, retailers are often shown a color drawing in "board form" to register their reactions. Finally, product development teams from the Company's merchandising department coordinate plans with the managers from manufacturing to ensure cost-effective execution and quality of the proposed item.

DISTRIBUTION AND SALES

    The Company sells its products to wholesale accounts and through the Company's retail outlet stores. In fiscal 1997, sales through the wholesale channel accounted for 60.5% of total sales, while the retail channel accounted for 39.5% of total sales.

WHOLESALE OPERATIONS

    In fiscal 1997, more than 90% of the Company's wholesale business was generated from department and specialty stores. The Company sells its products in the United States through a network of 33 sales professionals. Sales professionals work with each account in his/her jurisdiction to establish annual plans for "basics" (primarily layette and certain baby apparel) within the CARTER'S line, as well as all products in the CARTER'S CLASSICS and BABY DIOR lines. Once an annual plan has been established with an account, CARTER'S places the account on its semi-monthly automatic reorder plan for "basics." Management intends to increase the number of accounts on this program to help better manage inventories, control costs and increase sales. Automatic reorder allows the Company to plan its manufacturing further in advance and benefits both the Company and its wholesale customers by maximizing customers' in-stock positions, thereby maximizing sales and profitability. Currently, CARTER'S non-basics sleepwear and playwear are planned and ordered seasonally as new products are introduced.

RETAIL OPERATIONS

    The Company currently operates 138 retail outlet stores in 41 states featuring all of CARTER'S quality merchandise, complemented by select brand accessories and apparel. The stores, which average 5,200 square feet per location, offer a broad assortment of baby, toddler and young children's apparel including layette, sleepwear, underwear, playwear, swimwear, outerwear and related accessories.

    Over the past 21 months, the Company recruited a new retail management team to improve the retail division's operating results. This team implemented a new marketing strategy and improved store layouts, which in 1997 resulted in the first increase in same store revenues since 1992 with improved profitability.

    In order to clearly communicate the Company's commitment to provide outstanding quality and value to the consumer, a chainwide roll-out of a new promotional and pricing strategy was implemented in 1997. This strategy, in effect in 98 stores by year-end 1997 and in all 138 stores by February 1998, communicates the value offered relative to comparable values elsewhere. Major improvements in the merchandise planning and allocation process, a more impactful and coordinated visual display of merchandise, continued commitment to improving the quality of customer service and targeted cost reduction initiatives all contributed to increased store productivity and profitability.

MARKETING

    Management's fundamental strategy has been to promote the Company's brand image as the absolute leader in baby apparel products and to consistently provide high quality, attractive products at a high value to consumers. To this end, management employs a comprehensive four-step marketing strategy which incorporates identifying core products through extensive consumer preference testing; superior brand and product presentation at the consumer point-of-purchase; marketing the brand name through dominant communications; and providing consistent, premium service, including delivering and replenishing products at the right time to fulfill customer and consumer needs.

    Management believes that the Company has further strengthened its brand image to the consumer through innovative product designs, national print advertising, joint mailers with wholesale customers, meetings between senior account representatives and Carter's executives, trade show participation and store-in-store shops.

MANUFACTURING

    The Company is a vertically-integrated manufacturer that knits, dyes, finishes, prints, cuts, sews and embroiders a majority of the products it sells. The Company believes that its vertical integration allows it to maintain a competitive cost structure, accelerate speed to market and provide consistent, premium quality. Domestically, the Company currently operates five sewing facilities, one textile facility, three distribution centers, a cutting facility and an embroidery facility. Internationally, the Company operates two sewing facilities in Costa Rica, one sewing facility in the Dominican Republic and two sewing facilities in Mexico.

    Despite the Company's historical operating improvements, management believes significant additional opportunities exist to reduce product costs, shorten cycle times and reduce inventories through the wider use of advanced information systems, the expansion of offshore production, reductions in SKUs and product complexity and the enhancement of core product offerings. The Company intends to further invest in the expansion of its offshore sewing production capacity, as sewing is currently the most labor-intensive portion of the Company's production process. Carter's established its first offshore sewing production facility in Costa Rica in 1991. The Company currently operates five offshore sewing plants which process approximately 41% of the Company's sewing requirements. Management intends to increase its percentage of offshore sewing to 80% by the end of 2001, which is expected to yield significant incremental cost savings in line with the Company's historical experience.

DEMOGRAPHIC TRENDS

    The total U.S. apparel industry generated more than $169.0 billion in sales in 1997, of which approximately $29.0 billion was spent on children's apparel. Of the $29.0 billion spent on children's apparel, approximately $7.0 billion was spent on baby and toddler apparel, and approximately $5.6 billion was spent on young children's apparel. From 1993 through 1997, sales of baby and toddler apparel grew at a compound annual rate of 9.2% and sales of young children's apparel grew at a compound annual rate of 3.0%.

    Management believes that numerous demographic trends have contributed to a particularly strong baby, toddler and young children's apparel market during the 1990s, including the following:

    - WOMEN HAVING CHILDREN LATER. In 1994, 34% of the births which took place in the U.S. were to women over the age of 30. This was twice as many as in 1975. Of these births, 21% were first children. Management believes these trends have led to increased spending per child as parents tend to spend more money on their first born child and older parents generally have more disposable income.

    - MORE WOMEN RETURNING TO THE WORKPLACE AFTER HAVING CHILDREN. In 1994, 59% of all married women with a child under one year of age were employed. This compares with only 17% of these women being employed in the early 1960s. Management believes this trend has had a positive effect on sales of children's apparel because these dual income families report higher family incomes and spend more of their discretionary income on their children.

    - GRANDPARENT BOOM. According to the U.S. Bureau of the Census, people in the U.S. age 45 or older numbered approximately 85.7 million in 1995. The U.S. Bureau of the Census projects this number to increase by approximately 25% to approximately 107.3 million by the year 2005.

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
      Management expects that this will result in an increase in the total number of grandparents in the U.S., which is an important demographic segment for children's apparel manufacturers.

    - INCREASED FOCUS ON CHILDREN'S CLOTHING. Management believes that there is an increasing social emphasis on attractive children's apparel, which is resulting in increased spending per child. As a result of this, as well as the other factors discussed above, from 1994 through 1996, when the population of children from ages one to six was increasing at a 0.1% compound annual rate, sales of baby and toddler and young children's apparel increased at a 6.8% compound annual rate.

    - MORE FIRST BIRTHS CREATE MORE NEW FAMILY FORMATIONS. In recent years, approximately 41% of all births have been first births. This differs dramatically from the baby boom years (1951 to 1965) when 28% of children born were born to first-time mothers. This has significant implications to the baby apparel business because first-time mothers are forming new families and have greater purchasing needs.

    Although total births are expected to remain relatively flat through the end of the 1990s, management believes the aforementioned demographic trends, in addition to other non-population growth factors, will continue to drive increased spending per child for the foreseeable future and will lead to increased sales of children's apparel in the Company's primary markets.

COMPETITION

    The baby and toddler and young children's apparel markets are highly competitive. Competition is generally based upon product quality, brand name recognition, price, selection, service and convenience. Both branded and private label manufacturers compete in the baby and toddler and young children's markets. The Company's primary branded competitors include Health-Tex and Oshkosh B'Gosh, together with Disney licensed products, in playwear and numerous smaller branded companies, as well as Disney licensed products, in sleepwear. Although management believes that the Company does not compete as directly with most private label manufacturers in sleepwear and playwear, certain retailers, including several which are customers of the Company, have significant private label product offerings. The Company does not believe that it has any significant branded competitors in its layette market in which most of the alternative products are offered by private label manufacturers. Because of the highly fragmented nature of the industry, the Company also competes with many small, local manufacturers and retailers. Certain competitors of the Company have greater financial resources, have larger customer bases and are less financially leveraged.

REAL PROPERTY

    The Company operates 138 leased retail outlet stores located primarily in outlet centers across the United States, having an average size of 5,200 square feet. The leases have an average term of approximately five years with additional five-year renewal options. Domestically, the Company also owns three distribution and five manufacturing facilities in Georgia and Pennsylvania, and has ground leases on three additional manufacturing facilities in Texas and Mississippi. Internationally, the Company leases two sewing facilities in Costa Rica, one in the Dominican Republic and two in Mexico.

ENVIRONMENTAL MATTERS

    The Company is subject to certain Environmental Laws. The Company believes that it currently conducts its operations, and in the past has operated its business, in substantial compliance with applicable Environmental Laws. From time to time, operations of the Company have resulted or may result in noncompliance with or liability pursuant to Environmental Laws. In July and August 1996, Carter's had Reports conducted by an environmental consultant for 13 facilities. Based on available information, including the Reports, the Company has identified certain non-compliance with Environmental Laws. The Company has also identified certain actions which may be required in the future. The costs incurred to date and the likely future costs associated with any existing non-compliance or liability regarding such matters would not have a material adverse effect on the Company's results of operations or financial condition. Carter's has been named as a third-party defendant in an action involving environmental claims relating to property located near its previously owned facility in Needham, Massachusetts. This case is in the early stages of discovery and management intends to aggressively defend its position that it has no liability in this matter. In addition, the Company is in the process of investigating a potential claim under Environmental Laws in Lamar County, Georgia. Based on the information available at this time, the ultimate outcome of these matters is uncertain and, therefore, the Company is unable to determine the amount of its liability or whether the resolution of such matters will have a material effect on the Company.

PATENTS, TRADEMARKS, COPYRIGHTS AND LICENSES

    The Company owns many trademarks and tradenames, including CARTER'S-REGISTERED TRADEMARK-, CARTER'S GROWBODY-REGISTERED TRADEMARK-, CARTER-SET-REGISTERED TRADEMARK-, JAMAKINS-REGISTERED TRADEMARK-, TODAY'S CLASSICS-REGISTERED TRADEMARK- and TYKES-REGISTERED TRADEMARK-, as well as patents and copyrights, most of which are registered in the United States and in 46 foreign countries. The Company licenses the CARTER'S name and many of its trademarks, tradenames and patents to third-party manufacturers to produce and distribute children's apparel and related products such as diaper bags, lamps, socks, strollers, hair accessories, outerwear, underwear, bedding, plush toys and shoes. BABY DIOR-REGISTERED TRADEMARK- is a registered trademark sub-licensed to, but not owned by, the Company.

EMPLOYEES

    As of April 4, 1998, the Company had approximately 7,678 employees, 4,137 of which were employed on a full-time basis in the Company's domestic operations, 1,135 of which were employed on a part-time basis in the Company's domestic operations and 2,406 of which were employed on a full-time basis in the Company's foreign operations. None of the Company's employees is unionized. The Company has had no labor-related work stoppages and believes that its labor relations are good.

LEGAL PROCEEDINGS

    From time to time, the Company has been involved in various legal proceedings. Management believes that all of such litigation is routine in nature and incidental to the conduct of its business, and that none of such litigation, if determined adversely to the Company, would have a material adverse effect on the financial condition or results of operations of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth the name, age and position of each of the directors and executive officers of the Company. Each director of the Company will hold office until the next annual meeting of shareholders of the Company or until his successor has been elected and qualified. Mr. Brown is a Director of Carter's only. Officers of the Company are elected by the Board of Directors of the Company and serve at the discretion of the Board of Directors.

NAME                                        AGE                         POSITIONS
--------------------------------------      ---      ------------------------------------------------
Frederick J. Rowan, II................          58   Chairman of the Board of Directors, President
                                                       and Chief Executive Officer.

Joseph Pacifico.......................          48   President--Marketing.

Charles E. Whetzel, Jr................          47   Executive Vice President--Manufacturing.

David A. Brown........................          40   Executive Vice President--Business Planning &
                                                       Administration (Director of Carter's only).

Michael D. Casey......................          37   Senior Vice President and Chief Financial
                                                       Officer.

Christopher J. O'Brien................          39   Director.

Charles J. Philippin..................          47   Director.

Christopher J. Stadler................          33   Director.

    FREDERICK J. ROWAN, II joined Carter's in 1992 as President and Chief Executive Officer and became Chairman of the Board of Directors of the Company in October 1996. Prior to joining the Company, Mr. Rowan was Group Vice President of VF Corporation, a multi-division apparel company and, among other positions, served as President and Chief Executive Officer of both the H.D. Lee Company and Bassett-Walker, Inc., divisions of VF Corporation. Mr. Rowan, who has been involved in the textile and apparel industries for 33 years, has been in senior executive positions for more than 20 of those years. Mr. Rowan began his career at the DuPont Corporation and later joined Aileen Inc., a manufacturer of women's apparel, where he subsequently became President and Chief Operating Officer.

    JOSEPH PACIFICO joined Carter's in 1992 as Executive Vice President--Sales and Marketing and was named President--Marketing in 1997. Mr. Pacifico began his career with VF Corporation in 1981 as a sales representative for the H.D. Lee Company and was promoted to the position of Vice President of Marketing in 1989, a position he held until 1992.

    CHARLES E. WHETZEL, JR. joined Carter's in 1992 as Executive Vice President--Operations and was named Executive Vice President--Manufacturing in 1997. Mr. Whetzel began his career at Aileen Inc. in 1971 in the Quality function and was later promoted to Vice President of Apparel. Following Aileen Inc., Mr. Whetzel held positions of increasing responsibility with Mast Industries, Health-Tex and Wellmade Industries, respectively. In 1988, Mr. Whetzel joined Bassett-Walker, Inc. and was later promoted to Vice President of Manufacturing for the H.D. Lee Company.

    DAVID A. BROWN joined Carter's in 1992 as Senior Vice President--Business Planning and Administration and became a Director of Carter's in October 1996. In 1997 Mr. Brown was named Executive Vice President--Business Planning and Administration. Prior to 1992, Mr. Brown held various positions at VF Corporation including Vice President--Human Resources for both the H.D. Lee Company and Bassett-Walker, Inc. Mr. Brown also held personnel-focused positions with Blue Bell, Inc. and Milliken & Company earlier in his career.

    MICHAEL D. CASEY joined Carter's in 1993 as Vice President--Finance and was named Senior Vice President--Finance of the Company in 1997. In 1998, Mr. Casey was named Senior Vice President and

Chief Financial Officer. Prior to joining Carter's, Mr. Casey was a Senior Manager with Price Waterhouse LLP.

    CHRISTOPHER J. O'BRIEN became a Director of the Company in October 1996. He has been an executive of Investcorp, its predecessor or one or more of its wholly owned subsidiaries since December 1993. Prior to joining Investcorp, Mr. O'Brien was a Managing Director of Mancuso & Company for four years. Mr. O'Brien is a Director of The William Carter Company, Simmons Holdings, Inc., Star Markets Holdings, Inc., CSK Auto Corporation and Falcon Building Products, Inc.

    CHARLES J. PHILIPPIN became a Director of the Company in October 1996. He has been an executive of Investcorp, its predecessor or one or more of its wholly owned subsidiaries since July 1994. Prior to joining Investcorp, Mr. Philippin was a partner of Coopers & Lybrand L.L.P. Mr. Philippin is a Director of The William Carter Company, Saks Holdings, Inc., CSK Auto Corporation Inc. and Falcon Building Products, Inc.

    CHRISTOPHER J. STADLER became a Director of the Company in October 1996. He has been an executive of Investcorp, its predecessor or one or more of its wholly owned subsidiaries since April 1996. Prior to joining Investcorp, Mr. Stadler was a Managing Director with BT Securities Corporation from prior to June 1993 through April 1995, a Managing Director with the Davis Companies from April 1995 through September 1995, and a Managing Director with CS First Boston Corporation from September 1995 through April 1996. Mr. Stadler is a Director of The William Carter Company, Prime Service, Inc. and CSK Auto Corporation and Falcon Building Products, Inc.

DIRECTOR COMPENSATION

    The Company pays no additional remuneration to its employees or to executives of Investcorp for serving as Directors. There are no family relationships among any of the Directors or executive officers.

EXECUTIVE COMPENSATION

    The following table sets forth all cash compensation earned in fiscal 1997 by the Company's Chief Executive Officer and each of the other four most highly compensated executive officers whose remuneration exceeded $100,000 (collectively, the "Named Executive Officers"). The current compensation arrangements for each of these officers are described in "Employment Arrangements" below:

                           SUMMARY COMPENSATION TABLE

                                                                                OTHER ANNUAL
                                                         SALARY    BONUS(A)   COMPENSATION(B)
NAME AND PRINCIPAL POSITION                                ($)        ($)           ($)
------------------------------------------------------  ---------  ---------  ----------------
Frederick J. Rowan, II ...............................    483,542    440,600        351,244
  Chairman of the Board of Directors, President and
  Chief Executive Officer

Joseph Pacifico ......................................    335,271    189,800        204,163
  President--Marketing

Charles E. Whetzel, Jr. ..............................    222,058     97,400        240,922
  Executive Vice President--Manufacturing

David A. Brown .......................................    209,804    118,700        320,502
  Executive Vice President--Business Planning &
  Administration and Director

Michael D. Casey .....................................    142,042     60,000         --
  Senior Vice President and Chief Financial Officer

------------------------

(a) Earned in 1997 but paid in 1998.

(b) Includes Holdings' Class C Stock compensation, supplemental retirement plan benefits, automobile allowances, insurance premiums, and medical cost reimbursement. Other compensation for Messrs. Whetzel and Brown include relocation assistance.

EMPLOYMENT ARRANGEMENTS

    Frederick J. Rowan, II, President and Chief Executive Officer, and Carter's entered into a three-year employment agreement as of October 30, 1996, which automatically extends annually for successive one-year terms, subject to termination upon notice. Pursuant to such agreement, Mr. Rowan is entitled to receive (i) a base salary, currently $489,500 per year (subject to annual cost of living adjustments and any increases approved by the Board of Directors),
(ii) annual cash bonuses based upon a bonus plan to be determined each year by the Board of Directors in conjunction with Carter's achievement of targeted performance levels as defined in the plan and (iii) certain specified fringe benefits, including a retirement trust. If Mr. Rowan's employment with Carter's is terminated without cause (as defined), he will continue to receive his then current salary for the remainder of the employment term and Carter's will maintain certain fringe benefits on his behalf until either the expiration of the remainder of the employment term or his 65th birthday. Mr. Rowan has agreed not to compete with Carter's for the two-year period following the end of his employment with Carter's, unless he is terminated without cause, in which case the duration of such period is one year.

    Joseph Pacifico, Charles E. Whetzel, Jr. and David A. Brown entered into two-year employment agreements with Carter's as of October 30, 1996. Michael D. Casey entered into a one-year employment agreement on April 1, 1998. The employment agreements automatically extend annually for successive one-year terms, subject to termination upon notice. Pursuant to such agreements, Messrs. Pacifico, Whetzel, Brown and Casey (each, an "Executive") are entitled to receive (i) a base salary, currently $375,000, $250,000, $235,000 and $200,000, respectively (subject to annual cost of living adjustments and any increases approved by the Board of Directors), (ii) annual cash bonuses based upon a bonus plan to be determined each year by the Board of Directors and (iii) certain specified fringe benefits. If an Executive's employment with Carter's is terminated without cause (as defined), he will continue to receive his then current salary for the remainder of the employment term and Carter's will maintain certain fringe benefits on his behalf until either the expiration of the remainder of the employment term or his 65th birthday. Each Executive has agreed not to compete with Carter's for a one-year period following the end of his employment with Carter's, unless he is terminated without cause, in which case the duration of such period is six months. All executive officers are eligible to participate in Carter's Annual Cash Bonus Plan, payments under which are based upon Carter's achievement of targeted performance levels as determined by the Board of Directors.

MANAGEMENT STOCK INCENTIVE PLAN

    Upon the consummation of the Acquisition, Holdings adopted a Management Stock Incentive Plan (the "Plan"), in order to provide incentives to employees and directors of Holdings and Carter's by granting them awards tied to the Class C Stock of Holdings. The Plan is administered by a committee of the Board of Directors of Holdings (the "Compensation Committee"), which has broad authority to administer and interpret the Plan. Awards to employees are not restricted to any specified form or structure and may include, without limitation, restricted stock, stock options, deferred stock or stock appreciation rights (collectively, "Awards"). Options granted under the Plan may be options intended to qualify as incentive stock options under Section 422 of the Code or options not intended to so qualify. An Award granted under the Plan to an employee may include a provision terminating the Award upon termination of employment under certain circumstances or accelerating the receipt of benefits upon the occurrence of specified events, including, at the discretion of the Compensation Committee, any change of control of Carter's.

    In connection with the Acquisition, Holdings granted options to purchase up to 72,199 shares of its Class C Stock to certain members of Carter's senior management, other officers and employees of Carter's. As of April 4, 1998 and January 3, 1998, options to purchase up to 71,279 and 67,302 shares of Class C stock were outstanding, respectively. The exercise price of each such option is $60.00 per share, which is the same price per share paid by existing holders of Class C Stock of Holdings to acquire such

Class C Stock. The exercise price of each option granted in the future will be equal to the fair market value of Holdings' Class C Stock at the time of the grant. Each option will be subject to certain vesting provisions. To the extent not earlier vested or terminated, all options will vest on the tenth anniversary of the date of grant and will expire 30 days thereafter if not exercised.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 13 of Chapter 156B of the Massachusetts Business Corporation Law (the "MBCL") authorizes a Massachusetts corporation to include a provision in its articles of organization limiting or eliminating the personal liability of its directors to the corporation and its shareholders for monetary damages for breach of the directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by such provision, directors are accountable to corporations and their shareholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care.

    Although Section 13 of Chapter 156B of the MBCL does not change a director's duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Company's Articles of Organization and Bylaws include provisions which limit or eliminate the personal liability of its directors to the fullest extent permitted by Section 13 of Chapter 156B of the MBCL. Consequently, a director or officer will not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for (i) any breach of the director's duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases, redemptions, loans or other distributions and (iv) any transaction from which the director derived an improper personal benefit.

    The Company's Bylaws also provide, in effect, to the fullest extent under the circumstances permitted by Section 67 of Chapter 156B of the MBCL, the Company will indemnify any person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or enterprise. The inclusion of these indemnification provisions in the Company's Articles of Organization and Bylaws is intended to enable the Company to attract qualified persons to serve as directors and officers who might otherwise be reluctant to do so. The Company may, in it discretion, similarly indemnify its employees and agents.

    Depending upon the character of the proceeding, the Company may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful. To the extent that a director or officer of the Company has been successful in the defense of any action, suit or proceeding referred to above, the Company would have the right to indemnify him or her against expenses (including attorneys' fees) actually and reasonably incurred in connection therewith.

                         OWNERSHIP OF VOTING SECURITIES

    Class D Stock, par value $.01 per share, is the only class of Holdings' stock that currently possesses voting rights. At January 3, 1998, there were 5,000 shares of Holdings' Class D Stock issued and outstanding. As of April 4, 1998 and January 3, 1998, members of Carter's management owned 130,051 and 131,340 shares of Class C Stock of Holdings, respectively. This stock has no voting rights except in certain limited circumstances. The following table sets forth the beneficial ownership of each class of issued and outstanding securities of Holdings, as of the date hereof, by each director of the Company, each of the executive officers of the Company, the directors and executive officers of the Company as a group and each person who beneficially owns more than 5% of the outstanding shares of any class of voting securities of Holdings.

    CLASS D VOTING STOCK:

                                                                         NUMBER OF   PERCENT OF
NAME                                                                     SHARES(A)    CLASS(A)
----------------------------------------------------------------------  -----------  -----------
INVESTCORP S.A.(b)(c).................................................       5,000        100.0%
SIPCO Limited(d)......................................................       5,000        100.0
CIP Limited(e)(f).....................................................       4,600         92.0
Ballet Limited(e)(f)..................................................         460          9.2
Denary Limited(e)(f)..................................................         460          9.2
Gleam Limited(e)(f)...................................................         460          9.2
Highlands Limited(e)(f)...............................................         460          9.2
Noble Limited(e)(f)...................................................         460          9.2
Outrigger Limited(e)(f)...............................................         460          9.2
Quill Limited(e)(f)...................................................         460          9.2
Radial Limited(e)(f)..................................................         460          9.2
Shoreline Limited(e)(f)...............................................         460          9.2
Zinnia Limited(e)(f)..................................................         460          9.2
INVESTCORP Investment Equity Limited(c)...............................         400          8.0

------------------------

(a) As used in this table, beneficial ownership means the sole or shared power to vote, or to direct the voting of a security, or the sole or shared power to dispose, or direct the disposition of, a security.

(b) Investcorp does not directly own any stock in Holdings. The number of shares shown as owned by Investcorp includes all of the shares owned by INVESTCORP Investment Equity Limited (see (c) below). Investcorp owns no stock in Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited, Zinnia Limited, or in the beneficial owners of these entities (see
    (f) below). Investcorp may be deemed to share beneficial ownership of the shares of voting stock held by these entities because the entities have entered into revocable management services or similar agreements with an affiliate of Investcorp, pursuant to which each of such entities has granted such affiliate the authority to direct the voting and disposition of the Holdings voting stock owned by such entity for so long as such agreement is in effect. Investcorp is a Luxembourg corporation with its address at 37 rue Notre-Dame, Luxembourg.

(c) INVESTCORP Investment Equity Limited is a Cayman Islands corporation, and a wholly-owned subsidiary of Investcorp, with its address at P.O. Box 1111, West Wind Building, George Town, Grand Cayman, Cayman Islands.

(d) SIPCO Limited may be deemed to control Investcorp through its ownership of a majority of a company's stock that indirectly owns a majority of Investcorp's shares. SIPCO Limited's address is P.O. Box 1111, West Wind Building, George Town, Grand Cayman, Cayman Islands.

(e) CIP ("CIP") owns no stock in Holdings. CIP indirectly owns less than 0.1 % of the stock in each of Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger

    Limited, Quill Limited, Radial Limited, Shoreline Limited and Zinnia Limited (see (f) below). CIP may be deemed to share beneficial ownership of the shares of voting stock of Holdings held by such entities because CIP acts as a director of such entities and the ultimate beneficial shareholders of each of those entities have granted to CIP revocable proxies in companies that own those entities' stock. None of the ultimate beneficial owners of such entities beneficially owns individually more than 5% of Holdings' voting stock.

(f) Each of CIP Limited, Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited and Zinnia Limited is a Cayman Islands corporation with its address at P.O. Box 2197, West Wind Building, George Town, Grand Cayman, Cayman Islands.

    CLASS C NON-VOTING STOCK:

                                                                              NUMBER       PERCENT
                                                                                OF           OF
NAME                                                                         SHARES(A)      CLASS
--------------------------------------------------------------------------  -----------  -----------
Frederick J. Rowan, II....................................................      56,649         23.4%
Joseph Pacifico...........................................................      15,051          6.2%
Charles E. Whetzel, Jr....................................................      15,051          6.2%
David A. Brown............................................................      15,051          6.2%
Michael D. Casey..........................................................       2,289          1.0%
All directors and executive officers of the Company as a group (8
  persons)................................................................     104,091         43.0%

------------------------

(a) As used in this table, beneficial ownership means the sole or shared power to vote, or to direct the voting of a security, or the sole or shared power to dispose, or direct the disposition of, a security.

                              CERTAIN TRANSACTIONS

    Holdings was formed to consummate the Acquisition on behalf of affiliates of Investcorp, management and certain other investors. Financing for the Acquisition was provided in part by $70.9 million of capital provided by affiliates of Investcorp and other investors. In addition, certain employees of Carter's exchanged capital stock of Carter's with an aggregate value of $9.1 million for non-voting stock of Holdings, representing approximately 15% of the outstanding equity of Holdings.

    In connection with the issuance by Holdings of $20.0 million of senior subordinated debt, Invifin SA ("Invifin"), an affiliate of Investcorp, received a fee of $2.2 million. In connection with the Acquisition, the Company paid Investcorp International Inc. ("International") advisory fees aggregating $2.25 million. The Company also paid $1.5 million to Invifin in fees in connection with providing a standby commitment for up to $100.0 million to fund the Acquisition.

    In connection with the closing of the Acquisition, the Company entered into an agreement for management advisory and consulting services (the "Management Agreement") with International pursuant to which the Company agreed to pay International $1.35 million per annum for a five-year term. At the closing of the Acquisition, the Company paid International $4.05 million for the first three years of the term of the Management Agreement in accordance with its terms. Upon the Acquisition, the Company was required to pay the Management Payments in an aggregate amount of $11.3 million to certain members of management.

    The Company believes the transactions described above were on terms no less favorable to the Company than could have been obtained with unaffiliated third parties.

    In October 1996, the Company made a $1.5 million loan to an officer. The loan has a term of five years, collateralized by the officer's stock of Holdings and bears interest at 6.49%, compounded semi-annually. The loan is prepayable with the proceeds of any disposition by the officer of his stock in Holdings. The terms of this agreement were negotiated at arms length prior to Mr. Rowan becoming an officer of the Company.

                               CAPITAL STRUCTURE

SENIOR CREDIT FACILITY

    GENERAL. The Senior Credit Facility, dated as of October 30, 1996 and amended as of June 22, 1998, among Carter's, the several lenders from time to time parties thereto (collectively, the "Lenders") and The Chase Manhattan Bank, as administrative agent for the Lenders (the "Administrative Agent"), provides for a $115.0 million term and revolving loan credit facility (the "Loans").

    At April 4, 1998, the amount under the revolving credit portion of the Senior Credit Facility that was available to be drawn was approximately $28.5 million, excluding $5.8 million that was reserved in respect of the Company's obligations under outstanding letters of credit. The remaining availability under the revolving credit facility may be utilized to meet Carter's current working capital requirements, including issuance of stand-by and trade letters of credit. Carter's also may utilize the remaining availability under the revolving credit facility to fund acquisitions and capital expenditures.

    The Loans are collateralized by a first priority collateral interest in substantially all the personal property and certain real property of the Company and a pledge of all the issued and outstanding stock of Carter's and its domestic subsidiary, as well as 65% of the issued and outstanding stock of Carter's foreign subsidiaries. Upon the request of the Administrative Agent, any domestic subsidiary of the Company formed in the future that has material assets will also be required to issue a guarantee of the Loans which will be secured by a first priority security interest in substantially all personal property of such subsidiary, and, upon the request of the Administrative Agent, the Company will be required to pledge the issued and outstanding capital stock of such subsidiary owned by the Company or any of its subsidiaries or up to 65% of the issued and outstanding capital stock of any foreign subsidiary owned by the Company or any of its subsidiaries that has material assets to secure indebtedness under the Senior Credit Facility.

    TERM LOANS. The Senior Credit Facility provides for a $50.0 million Tranche B term loan facility. The Tranche B term loans have a final scheduled maturity date of October 31, 2003. The principal amounts of the Tranche B term loans are required to be repaid in 14 consecutive semi-annual installments totaling $1.0 million in each of fiscal years 1997 through 2000, $6.0 million in fiscal year 2001, $15.0 million in fiscal year 2002 and $25.0 million in fiscal year 2003. In November 1996, the term loan was reduced by $5.0 million with proceeds from the issuance of the Old Notes. The future scheduled payments under the Senior Credit Facility will be reduced ratably for this payment.

    REVOLVING CREDIT FACILITY. The Senior Credit Facility provides for a $65.0 million revolving credit facility. The revolving credit facility will expire on the earlier of (a) October 31, 2001 and (b) such other date as the revolving credit commitments thereunder shall terminate in accordance with the terms of the Senior Credit Facility.

    INTEREST RATES. Borrowings under the Senior Credit Facility accrue interest at either the Alternate Base Rate (the "Alternate Base Rate") or an adjusted Eurodollar Rate (the "Eurodollar Rate"), at the option of the Company, plus the applicable interest margin. The Alternate Base Rate at any time is determined to be the highest of (i) the Federal Effective Funds Rate plus 1/2 of 1% per annum,
(ii) the Base CD Rate plus 1% per annum and (iii) The Chase Manhattan Bank's Prime Rate. The applicable interest margin with respect to loans made under the revolving credit facility is 2.25% per annum with respect to loans that accrue interest at the Eurodollar Rate and 1.50% per annum for loans that accrue interest at the Alternate Base Rate. The applicable interest margin with respect to Tranche B term loans is 2.50% per annum for loans that accrue interest at the Eurodollar Rate and 2.00% per annum for loans that accrue interest at the Alternate Base Rate.

    MANDATORY AND OPTIONAL PREPAYMENTS. The Senior Credit Facility requires that upon a public offering Holdings or any subsidiary of the Company of its common or other voting stock, 50% of the net proceeds from such offering (only after the redemption or repurchase or cancellation of the Preferred Stock and the redemption of up to 35% of the Notes) is required to be applied toward the prepayment of indebtedness under the Senior Credit Facility. Upon the incurrence of any additional indebtedness (other than indebtedness permitted under the Senior Credit Facility), or upon the receipt of proceeds from certain asset sales and exchanges, 100% of the net proceeds from such incurrence, sale or exchange is required to be so applied. In addition, the Senior Credit Facility requires that either 75% or 50% (depending on certain circumstances) of Excess Cash Flow (as defined in the Senior Credit Facility) is required to be applied toward the prepayment of indebtedness under the Senior Credit Facility. Such prepayments are required to be applied first to the prepayment of the term loans and, second, to reduce permanently the revolving credit commitments. Subject to certain conditions, the Company may, from time to time, make optional prepayments of Loans without premium or penalty.

    COVENANTS. The Senior Credit Facility imposes certain covenants and other requirements on Carter's and its subsidiaries. In general, the affirmative covenants provide for mandatory reporting by Carter's of financial and other information to the Lenders and notice by the Company to the Lenders upon the occurrence of certain events. The affirmative covenants also include standard operating covenants requiring the Company to operate its business in an orderly manner consistent with past practice.

    The Senior Credit Facility also contains certain negative covenants and restrictions on actions by Carter's and its subsidiaries that, among other things, restrict: (i) the incurrence and existence of indebtedness, (ii) consolidations, mergers and sales of assets; (iii) the incurrence and existence of liens or other encumbrances; (iv) the incurrence and existence of contingent obligations; (v) the payment of dividends and repurchases of common stock; (vi) prepayments and amendments of certain subordinated debt instruments (including the Notes and the Indenture) and equity; (vii) investments, loans and advances;
(viii) capital expenditures; (ix) changes in fiscal year; (x) certain transactions with affiliates; and (xi) changes in lines of business. In addition, the Senior Credit Facility requires that Carter's comply with specified financial ratios and tests, including minimum cash flow, a maximum ratio of indebtedness to cash flow and a minimum interest coverage ratio.

    EVENTS OF DEFAULT. The Senior Credit Facility specifies certain customary events of default including non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties in any material respect, cross default and cross-acceleration to certain other indebtedness and agreements, bankruptcy and insolvency events, material judgments and liabilities, change of control, unenforceability of certain documents under the Senior Credit Facility and any amendment or other modification of the Subordinated Loan Facility or the $100 million 10 3/8% Notes made without all required written consents in accordance with the terms of the Senior Credit Facility. If certain bankruptcy and insolvency events of default occur, then all amounts owing under the Senior Credit Facility become immediately due and payable. If any other event of default occurs, and so long as such event of default continues, the Administrative Agent may, with the consent of, or shall upon the request of, a majority of the Lenders, declare all amounts owing under the Senior Credit Facility to be due and payable.

    FEES AND EXPENSES. The Company is required to pay to the Administrative Agent an agent's fee in an amount agreed between the Company and the Administrative Agent.

    The description of the Senior Credit Facility set forth above does not purport to be complete and is qualified in its entirety by reference to the Senior Credit Facility, which is available upon request from the Company.

10 3/8% SENIOR SUBORDINATED NOTES

    The 10 3/8% Senior Subordinated Notes were issued in November 1996. The proceeds from the 10 3/8% Notes were used to repay $90.0 million of Acquisition-related financing and $5.0 million of the Senior Credit Facility term loan.

    In April 1997, Carter's completed a registration with the Securities and Exchange Commission related to an Exchange Offer for $100,000,000 of 10 3/8% Series A Senior Subordinated Notes for a like amount of the 10 3/8% Senior Subordinated Notes issued in the November 1996 private placement. The terms and provisions of the 10 3/8% Notes were essentially unchanged.

    Interest on the 10 3/8% Notes is to be paid semi-annually on June 1 and December 1 of each year, commencing on June 1, 1997. The 10 3/8% Notes will be redeemable, in whole or in part, at the option of the Company on or after December 1, 2001 at the following redemption prices, plus accrued interest to the date of redemption:

                                                                                   REDEMPTION
YEAR                                                                                  PRICE
---------------------------------------------------------------------------------  -----------
2001.............................................................................     105.188%
2002.............................................................................     103.458%
2003.............................................................................     101.729%
2004 and thereafter..............................................................     100.000%

    The 10 3/8% Notes are uncollateralized. The 10 3/8% Notes contain provisions and covenants, including limitations on other indebtedness, restricted payments and distributions, sales of assets and subsidiary stock, liens and certain other transactions.

CAPITAL STOCK

    Holdings is authorized to issue 775,000 shares of Class A Stock at a par value of $0.01 per share, 500,000 shares of Class C Stock at a par value of $0.01 per share, and 5,000 shares of Class D Stock at a par value of $0.01 per share. As of April 4, 1998, there were 752,808 shares of Class A Stock, 221,194 shares of Class C Stock and 5,000 share of Class D Stock outstanding. Holdings may, by an amendment to the Articles of Organization duly adopted, increase or decrease, at any time and from time to time (but not below the number of shares of Class A Stock, Class C Stock or Class D Stock), the number of authorized shares of Class A Stock, Class C Stock and Class D Stock, as the case may be. Shares of Stock redeemed, purchased or otherwise acquired by Holdings pursuant to its Certificate of Designation shall be retired and shall revert to authorized but unissued Class A Stock, Class C Stock and Class D Stock, as the case may be.

    Holders of shares of Class D Stock shall be entitled to one vote for each share of such stock held on all matters as to which stockholders may be entitled to vote pursuant to the Massachusetts Business Corporation Law. Prior to a change of Control, holders of Class A or Class C Stock shall not have any voting rights except that the holders of the Class A and Class C Stock shall have the right to one vote for each share of stock held as to (i) the approval of any amendment, or the alteration or repeal, whether by merger, consolidation or otherwise, of any provision of the Certificate of Designation of the Corporation or the Articles of Organization that would increase or decrease the par value of those shares of Class A or Class C Stock, or alter or change the powers, preferences, or special rights of the shares of the Class A or Class C Stock, as to affect such holders adversely, provided that each such holder of Class A or Class C Stock shall have the right to vote on such matters affecting the Class A or Class C Stock, so as relevant; and (ii) any other matters required under the laws of the Commonwealth of Massachusetts; provided, however, that unless otherwise required by the terms of the Certificate of Designation of the Corporation, Chapter 156B, Section 71 of the Massachusetts Business Corporation Law shall not entitle the holder of a share of such Class A or Class C Stock to vote on the increase of the number of authorized shares of such class of Stock or the decrease of the number of authorized but not outstanding shares of such class of Stock. Effective upon a Change of Control, holders of shares of Class A or Class C Stock shall be entitled to one vote for each share of stock held on all matters as to which Stockholders may be entitled to vote pursuant to the Massachusetts Business Corporation Law.

    Upon the liquidation, dissolution or winding up of the affairs of Holdings, whether voluntary or involuntary, each holder of Class A or Class C Stock shall be entitled to receive out of the net assets of the Corporation or the proceeds thereof available for distribution to Stockholders, before any payment or distribution shall be made or set aside for payment on the Class D or Common Stock, the amount of $0.001 per share. Such distribution shall be allocated pro rata according to the number of shares of Class A or Class C Stock held by each Stockholder. If the assets of Holdings or the proceeds thereof available for distribution to the holders of shares of the Class A or Class C Stock shall be insufficient to pay in full all amounts to which such holders are entitled, no distribution shall be made on any of Holdings' Class D or Common Stock.

COMMON STOCK

    The authorized common stock of Holdings consists of 1,280,000 shares of common stock at a par value of $0.01 per share ("Common Stock"). At April 4, 1998, there were no shares of Common Stock issued or outstanding. Holdings may, by an amendment to the Articles of Organization duly adopted, increase or decrease, at any time and from time to time (but not below the number of shares then outstanding), the number of authorized shares of Common Stock. Shares of Stock redeemed, purchased or otherwise acquired by Holdings shall be retired and shall revert to authorized but unissued Common Stock.

    Holders of shares of Common Stock shall be entitled to one vote for each share of such stock held on all matters as to which stockholders may be entitled to vote pursuant to the Massachusetts Business Corporation Law.

    Upon the liquidation, dissolution or winding up of the affairs of Holdings, whether voluntary or involuntary, distribution of proceeds to the holders of Holdings' Class D or Common Stock will be made subsequent to distribution of proceeds to the holders of shares of the Class A or Class C Stock . If the assets of Holdings or the proceeds there of available for distribution to the holders of shares of the Class A or Class C Stock shall be insufficient to pay in full all amounts to which such holders are entitled, no distribution shall be made on any of Holdings' Class D or Common Stock.

                              DESCRIPTION OF NOTES

GENERAL

    The New Notes are to be issued under an Indenture, dated as of October 30, 1996, as amended on March 25, 1997 (the "Indenture"), between Holdings and State Street Bank and Trust Company, as Trustee (the "Trustee"), a copy of which is available upon request to Holdings.

    The following summary of certain provisions of the Indenture and the Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended ("TIA"). Capitalized terms used herein and not otherwise defined have the meanings set forth in "--Certain Definitions".

    Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of Holdings in the Borough of Manhattan, The City of New York (which initially shall be the corporate trust office of the Trustee's agent, at State Street Bank and Trust Company N.A., 61 Broadway, Concourse Level, Corporate Trust Window, New York, New York 10006), except that, at the option of Holdings, payment of interest may be made by check mailed to the addresses of the Holders as such addresses appear in the Note Register.

    The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of Notes, but Holdings may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

TERMS OF THE NOTES

    The Notes will be unsecured senior subordinated obligations of Holdings, limited to $20.0 million aggregate principal amount, and will mature on October 1, 2008. Each Note will bear interest at a rate per annum shown on the front cover of this Prospectus from October 30, 1996, or from the most recent date to which interest has been paid or provided for, payable semiannually to Holders at the close of business on the April 15 or October 15 immediately preceding the interest payment date on May 1 and November 1 of each year, commencing May 1, 1997.

OPTIONAL REDEMPTION

    The Notes are redeemable, at Holdings' option, in whole or in part, at any time upon not less than 30 nor more than 60 days prior notice mailed by first-class mail to each Holder's registered address, at the following redemption prices (expressed in percentages of principal amount), plus accrued interest to the Redemption Date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date) if redeemed during the period beginning on the respective date indicated below and ending on the day before the next date indicated:

                                                                                   REDEMPTION
PERIOD                                                                                PRICE
---------------------------------------------------------------------------------  -----------
December 31, 1996................................................................      109.0%
October 1, 1999..................................................................      107.0%
October 1, 2000..................................................................      105.0%
October 1, 2001..................................................................      103.0%
October 1, 2002..................................................................      101.0%
October 1, 2003 and thereafter...................................................      100.0%

SELECTION

    In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a PRO RATA basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, provided that no Note of $1,000 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

RANKING

    The payment of the principal of, premium (if any) and interest on the Notes is subordinated in right of payment, as set forth in the Indenture, to the payment when due of all Senior Indebtedness of Holdings and all debts, liabilities and obligations of Carter's. However, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described under "Defeasance" below is not subordinated to any Senior Indebtedness or subject to the restrictions described herein. On April 4, 1998, the outstanding Senior Indebtedness of Carter's was $65.6 million (exclusive of unused commitments). Although the Indenture contains limitations on the amount of additional Indebtedness which the Company may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "--Certain Covenants--Limitation on Indebtedness" below.

    "Senior Indebtedness" whether outstanding on the date of the Indenture or thereafter issued, is defined as: (i) all obligations consisting of the Bank Indebtedness; (ii) all obligations consisting of the principal of and premium, if any, and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Holdings regardless of whether post-filing interest is allowed in such proceeding) in respect of (A) indebtedness of Holdings for money borrowed and
(B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which Holdings is responsible or liable; (iii) all Capitalized Lease Obligations of Holdings; (iv) all obligations of Holdings
(A) for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (B) under Hedging Obligations entered into in respect of any obligations described in clauses (i), (ii) and (iii) or
(C) the deferred purchase price of newly acquired property, or the price of construction or improvement of any property, in each case used in the ordinary course of business of Holdings and its Subsidiaries, whether such indebtedness is owed to the seller or Person carrying out such construction or improvement or to any third party; (v) all obligations of other persons of the type referred to in clauses (ii), (iii) and (iv) and all dividends of other persons for the payment of which, in either case, Holdings is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including Guarantees of such obligations and dividends; and (vi) all obligations of Holdings consisting of modifications, renewals, extensions, replacements and refundings of any obligations described in clauses (i), (ii), (iii), (iv) or (v); unless, in each case in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Notes; PROVIDED, HOWEVER, that Senior Indebtedness will not include (1) any obligation of Holdings to any Subsidiary, (2) any liability for Federal, state, local or other taxes owed or owing by Holdings, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities), (4) any Indebtedness, Guarantee or obligation of Holdings that is subordinate or junior to any other Indebtedness, Guarantee or obligation of Holdings or (5) any Indebtedness that is incurred in violation of the Indenture. If any Designated Senior Indebtedness is disallowed, avoided or subordinated pursuant to the provisions of Section 548 of Title 11 of the United States Code or any applicable state fraudulent conveyance law, such Designated Senior Indebtedness nevertheless will constitute Senior Indebtedness.

    Indebtedness of Holdings that is Senior Indebtedness will rank senior to the Notes in accordance with the provisions of the Indenture. In addition, the Notes are structurally subordinated to all debts, liabilities and obligations of Holding's subsidiaries. The Notes will in all respects rank PARI PASSU with all Indebtedness of Holdings other than Senior Indebtedness or Subordinated Obligations.

    Holdings may not pay principal of, premium (if any) or interest on, the Notes or make any deposit pursuant to the provisions described under "Defeasance" below and may not otherwise purchase or retire any Notes (collectively, "pay the Notes") if any payment due under the Senior Credit Facility is not paid as and when due unless the default has been cured or waived. During the continuance of any default (other than a default of payment due) with respect to the Senior Credit Facility pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, Holdings may not pay the Notes for a period (a "Payment Blockage Period") commencing upon the receipt by the Trustee (with a copy to Holdings) of written notice (a "Blockage Notice") of such default from the Representative of the Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated (i) by written notice to the Trustee and Holdings from the Person or Persons who gave such Blockage Notice,
(ii) because the default giving rise to such Blockage Notice is no longer continuing or (iii) because such Designated Senior Indebtedness has been repaid in full). In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any consecutive 365-day period and provided further that no default that formed the basis of a Blockage Notice shall form the basis of any subsequent Blockage Notice.

    Upon any payment or distribution of the assets of Holdings upon a total or partial liquidation or dissolution, whether voluntary or involuntary, or any reorganization, bankruptcy or receivership of or similar proceeding relating to Holdings or its property, or any assignment for the benefit of creditors or other marshalling of assets or liabilities of Holdings, the holders of Senior Indebtedness will be entitled to receive payment in full of the Senior Indebtedness before the Noteholders are entitled to receive any payment and until the Senior Indebtedness is paid in full, any payment or distribution to which Noteholders would be entitled, but for the subordination provisions of the Indenture, will be made to holders of the Senior Indebtedness as their interest may appear. If a distribution is made to Noteholders that, due to the subordination provisions, should not have been made to them, such Noteholders are required to hold it in trust for the holders of Senior Indebtedness and promptly pay it over to them as their interests may appear.

    By reason of such subordination provisions contained in the Indenture, in the event of insolvency, creditors of Holdings who are holders of Senior Indebtedness may recover more, ratably, than the Noteholders, and creditors of Holdings who are not holders of Senior Indebtedness or of Senior Subordinated Indebtedness (including the Notes) may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the holders of Senior Subordinated Indebtedness (including the Notes).

CHANGE OF CONTROL

    Upon the occurrence of any of the following events (each a "Change of Control"), each Holder will have the right to require Holdings to repurchase all or any part of such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date):

(i) prior to the first public offering of Voting Stock of Holdings or Carter's, as the case may be, the Permitted Holders cease to be the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of majority voting power of the Voting Stock of Holdings, or Holdings shall cease to own 100% of the issued and outstanding Voting Stock of Carter's, whether as a result of issuance of securities of Holdings or Carter's, as the case may be, any merger, consolidation, liquidation or dissolution of Holdings or Carter's, as the case may be, any direct or indirect transfer of securities by any Permitted Holder or otherwise (for purposes of this clause (i) and clause (ii) below, the Permitted Holders will be deemed to beneficially own any Voting Stock of a corporation (the "specified corporation") held by any other corporation (the "parent corporation") so long as the Permitted Holders beneficially own (as so defined), directly or indirectly, a majority of the Voting Stock of the parent corporation);

(ii) following the first public offering of Voting Stock of Holdings or Carter's, as the case may be, any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner, directly or indirectly, of 40% or more, on a fully diluted basis of the total voting power of the Voting Stock of Holdings or Carter's, as the case may be (excluding, for the purposes of such determination, the percentage, on a fully diluted basis, of the voting Stock of the Company outstanding on the date of the Indenture and owned by such person or persons); provided that Permitted Holders beneficially own (as defined in clause (i) above), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of Holdings or Carter's, as the case may be, than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of Holdings or Carter's, as the case may be (for purposes of this clause (ii), such other person shall be deemed to beneficially own any Voting Stock of a specified corporation held by a parent corporation, if such other person "beneficially owns" (as defined in this clause (ii)), directly or indirectly, 40% of the voting power of the Voting Stock of such parent corporation and the Permitted Holders "beneficially own" (as defined in clause (i) above), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent corporation and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent corporation); or

(iii) following the first public offering of Voting Stock of Holdings or Carter's, as the case may be, (a) any person (other than one or more Permitted Holders) nominates one or more individuals for election to the board of directors of Holdings or Carter's, as the case may be, and solicits proxies, authorizations or consents in connection therewith and (b) as a result, such number of nominees elected to serve on the board of directors represents a majority of the board of directors of Holdings or Carter's, as the case may be, following such election.

    In the event that at the time of such Change of Control the terms of the Bank Indebtedness restrict or prohibit the repurchase of Notes pursuant to this covenant, then prior to the mailing of the notice to Holders provided for in the immediately following paragraph but in any event within 30 days following any Change of Control, Holdings shall (i) repay in full all Bank Indebtedness or offer to repay in full all Bank Indebtedness and repay the Bank Indebtedness of each lender who has accepted such offer or (ii) obtain the requisite consent under the agreements governing the Bank Indebtedness to permit the repurchase of the Notes as provided for in the immediately following paragraph, unless notice of redemption of all of the Notes has been given pursuant to the fourth paragraph of "Optional Redemption" above and such redemption is permitted by the terms of the Bank Indebtedness (or the requisite number of lenders thereof has consented thereto).

    Within 30 days following any Change of Control, unless notice of redemption of the Notes has then been given pursuant to the fourth paragraph of "Optional Redemption" above, Holdings shall mail a notice to each Holder with a copy to the Trustee stating: (1) that a Change of Control has occurred and that such Holder has the right to require Holdings to purchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date); (2) the circumstances and relevant facts and financial information regarding such Change of Control; (3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed and not more than 90 days after the Change of Control); and (4) the instructions determined by Holdings, consistent with this covenant, that a Holder must follow in order to have its Notes purchased.

    Holdings will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, Holdings will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this paragraph by virtue thereof.

    The Change of Control purchase feature is a result of negotiations between Holdings and the Initial Purchasers. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that Holdings would decide to do so in the future. Subject to the limitations discussed below, Holdings could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect Holdings' capital structure or credit ratings.

    The occurrence of certain of the events that would constitute a Change of Control would constitute a default under the Senior Credit Facility. Future Senior Indebtedness of Holdings may contain prohibitions of certain events which would constitute a Change of Control or require such Senior Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require Holdings to repurchase the Notes could cause a default under such Senior Indebtedness, even if the Change of Control itself does not. Finally, Holdings' ability to pay cash to the Holders upon a repurchase may be limited by Holdings' then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

SINKING FUND

    There will be no mandatory sinking fund for the Notes.

CERTAIN COVENANTS

    The Indenture contains covenants including, among others, the following:

    LIMITATION ON INDEBTEDNESS. (a) Holdings will not, and will not permit any Restricted Subsidiary to, Incur any Indebtedness; PROVIDED, HOWEVER, that Holdings or any Restricted Subsidiary may Incur Indebtedness if on the date thereof the Consolidated Coverage Ratio would be greater than 1.75:1.00, if such Indebtedness is incurred on or prior to September 30, 1998; and 2.00:1.00 if such Indebtedness is Incurred thereafter.

    (b) Notwithstanding the foregoing paragraph (a), Holdings and its Restricted Subsidiaries may Incur the following Indebtedness: (i) Indebtedness under the Senior Credit Facility (as the same may be amended from time to time) and any Refinancing Indebtedness with respect thereto in each case in an aggregate principal amount that, when added to all other Indebtedness Incurred pursuant to this clause (i) and then outstanding, shall not exceed $100.0 million less the sum of all repayments thereon made with the Net Cash Proceeds from Asset Dispositions (to the extent, in the case of repayment of revolving credit Indebtedness, that the corresponding commitments have been permanently reduced); PROVIDED, HOWEVER, that any Refinancing Indebtedness with respect to Indebtedness Incurred pursuant to this clause (i) shall not be subject to the limitations contained in clauses (i) and (ii) of the definition of Refinancing Indebtedness set forth in "--Certain Definitions" below; (ii) Indebtedness (A) of Holdings to any Restricted Subsidiary, and (B) of any Restricted Subsidiary to Holdings, Carter's or any other Restricted Subsidiary; (iii) Indebtedness represented by the Notes, any Indebtedness (other than the Indebtedness described in clauses (i) and (ii) above) outstanding on the date of the Indenture, including Indebtedness represented by the Carter Subordinated Debt up to an aggregate principal amount of $125,000,000, and any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (iii) or paragraph (a); provided that Refinancing Indebtedness with respect to the Carter Subordinated Debt shall not be subject to the limitations contained in clause (iii) of the definition of Refinancing Indebtedness as long as the aggregate principal amount of the Carter Subordinated Debt and such Refinancing Indebtedness does not exceed $125,000,000; (iv) Indebtedness of Holdings and its Restricted Subsidiaries in respect of (A) industrial revenue bonds or other similar governmental and municipal bonds and (B) the deferred purchase price of newly acquired property of Holdings and its Restricted Subsidiaries, or the price of construction or improvement of any property of Holdings or its Subsidiaries, in each case used in the ordinary course of business of Holdings and its Subsidiaries, including Capitalized Lease Obligations, whether such Indebtedness is owed to the seller or Person carrying out such construction or improvement or to a third party (PROVIDED such financing is entered into within 180 days of the acquisition or the conclusion of such construction or improvement of such property) in an amount (based on the remaining balance of the obligations therefor on the books of Holdings and its Restricted Subsidiaries) which in the case of the preceding clauses (A) and (B) shall not exceed $15.0 million in the aggregate at any time outstanding; (v) Indebtedness of Holdings or any of its Restricted Subsidiaries (which may comprise Bank Indebtedness) in an aggregate principal amount at any time outstanding not in excess of $20.0 million; (vi) Indebtedness in an aggregate principal amount at any time outstanding not in excess of $7.5 million in respect of letters of credit (other than letters of credit issued under the Senior Credit Facility); (vii) (A) Indebtedness assumed in connection with acquisitions permitted under the Senior Credit Facility or any Refinancing Indebtedness in respect thereof (so long as such Indebtedness was not incurred in anticipation of such acquisitions), (B) Indebtedness of newly acquired Subsidiaries acquired in such acquisitions (so long as such Indebtedness was not incurred in anticipation of such acquisitions) and (C) Indebtedness owed to the seller in any acquisition permitted under the Senior Credit Facility or any Refinancing Indebtedness in respect thereof constituting part of the purchase price thereof, all in an aggregate principal amount at any time outstanding not in excess of $7.5 million; (viii) Indebtedness represented by Guarantees of Indebtedness Incurred pursuant to clause (i), (iii), (iv) or (v) above; (ix) Indebtedness incurred in connection with the repurchase of shares of the Capital Stock of Carter's or Holdings as permitted by paragraph (b) (vii) of the covenant described under "--Limitation on Restricted Payments"; (x) Refinancing Indebtedness with respect to Indebtedness permitted pursuant to clauses (iv),
(vii) or (ix) of this paragraph (b) (provided that such Refinancing Indebtedness shall be included in determining the aggregate amount of Indebtedness for purposes of the monetary limitations contained in such clauses); and (xi) Hedging Obligations designed to protect Holdings or its Subsidiaries from fluctuations in interest or exchange rates.

    (c) Notwithstanding any other provision of this covenant, Holdings will not incur any Indebtedness (i) pursuant to paragraph (b) if the proceeds thereof are used, directly or indirectly, to repay, prepay, redeem, defease, retire, refund or refinance any Subordinated Obligations unless such Indebtedness shall be subordinated to the Notes to at least the same extent as such Subordinated Obligations or (ii) pursuant to paragraph (a) or (b) if such Indebtedness is subordinate or junior in right of payment to any Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness.

    LIMITATION ON RESTRICTED PAYMENTS. (a) Holdings will not, and will not permit any Restricted Subsidiary, directly or indirectly, to (i) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving Holdings) except dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and except dividends or distributions payable to Holdings or another Restricted Subsidiary (and, if such Restricted Subsidiary is not wholly owned, to its other shareholders on a PRO RATA basis), (ii) repurchase, redeem, retire or otherwise acquire for value any Capital Stock of Holdings, Carter's or any Restricted Subsidiary held by persons other than Holdings or another Restricted Subsidiary, (iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled

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
repayment or scheduled sinking fund payment any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition), or (iv) make any Investment (other than a Permitted Investment) in any Person (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement, payment or Investment being herein referred to as a "Restricted Payment") if at the time Holdings or such Restricted Subsidiary makes such Restricted Payment: (1) a Default shall have occurred and be continuing (or would result therefrom); (2) Holdings could not Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of the covenant described under "--Limitation on Indebtedness"; or (3) the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a resolution of the Board of Directors) declared or made subsequent to the Issue Date would exceed the sum of: (A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter during which the Notes are originally issued to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which consolidated income statements of Holdings are available (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit);
(B) the aggregate Net Cash Proceeds received by Holdings from capital contributions with respect to, or the issue or sale of, Holdings' Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of Holdings or an employee stock ownership plan or other trust established by Holdings or any of its Subsidiaries); (C) the amount by which Indebtedness of Holdings or its Restricted Subsidiaries is reduced on Holdings' balance sheet upon the conversion or exchange (other than by a Subsidiary) subsequent to the Issue Date of any Indebtedness of the Company or its Restricted Subsidiaries convertible into or exchangeable for Capital Stock (other than Disqualified Stock) of Holdings (less the amount of any cash or other property distributed by Holdings or any Restricted Subsidiary upon such conversion or exchange); and (D) without duplication, the sum of (x) the aggregate amount returned in cash on or with respect to Investments (other than Permitted Investments) made subsequent to the Issue Date whether through interest payments, principal payments, dividends or other distributions or payments, (y) the Net Cash Proceeds received by Holdings or any Restricted Subsidiary from the disposition of all or any portion of such Investments (other than to a Subsidiary of Holdings) and (z) upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of such Subsidiary; PROVIDED, HOWEVER, that with respect to all Investments made in any Unrestricted Subsidiary or joint venture the sum of clauses (x), (y) and (z) above with respect to such Investments shall not exceed the aggregate amount of all such Investments made subsequent to the date hereof in such Unrestricted Subsidiary.

    (b) The provisions of the foregoing paragraph shall not prohibit: (i) any purchase or redemption of Capital Stock of Holdings or any Subsidiary or Subordinated Obligations made out of a substantially concurrent capital contribution to, or by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of Holdings or any Subsidiary (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or other trust established by Holdings or any of its Subsidiaries); PROVIDED, HOWEVER, that (A) such capital contribution, purchase or redemption will be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such capital contribution or sale applied in the manner set forth in this clause (i) will be excluded from clause (3)(B) of paragraph (a); (ii) any purchase or redemption of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of Holdings or any Restricted Subsidiary which is permitted to be Incurred pursuant to the covenant described under "--Limitation on Indebtedness"; PROVIDED, HOWEVER, that such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments; (iii) any purchase or redemption of Subordinated Obligations from Net Available Cash; PROVIDED, HOWEVER, that such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments; (iv) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would

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
have complied with paragraph (a); PROVIDED, HOWEVER, that such dividend will be included in the calculation of the amount of Restricted Payments; (v) payments by Holdings or any Subsidiary to members of management of Holdings or any Subsidiary under the management incentive and equity participation plans as a result of and upon the Acquisition; PROVIDED, HOWEVER, that such payments shall be excluded in the calculation of the amount of Restricted Payments; (vi) payment of dividends, other distributions or other amounts by any Subsidiary to any Restricted Subsidiary, Carter's or Holdings; (vii) payments by Holdings for the purposes set forth in repurchase Capital Stock of Holdings owned by former employees of Holdings or its Subsidiaries or their assigns, estates and heirs; PROVIDED, HOWEVER, that the aggregate amount paid, loaned or advanced to Holdings pursuant to this clause (viii) shall not, in the aggregate, exceed $5.0 million per fiscal year of Holdings, up to a maximum aggregate amount of $15 million during the term of the Indenture, plus any amounts received by Holdings as a result of resales of such repurchased shares of Capital Stock; provided further, however, that such payments shall be included in the calculation of the amount of Restricted Payments; (ix) payments which would otherwise be Restricted Payments in an aggregate amount not to exceed $5.0 million; PROVIDED, HOWEVER, that such payments shall be included in the calculation of the amount of Restricted Payments; or (x) after December 1, 1998, Investments in Unrestricted Subsidiaries or joint ventures in an amount not to exceed $5.0 million at any time outstanding; PROVIDED, HOWEVER, that such Investments shall be included in the calculation of the amount of Restricted Payments.

    LIMITATION ON RESTRICTIONS ON DISTRIBUTIONS FROM RESTRICTED
SUBSIDIARIES. Holdings will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to Holdings, (ii) make any loans or advances to Holdings or (iii) transfer any of its property or assets to Holdings, except: (1) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the date of the Indenture; (2) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary prior to the date on which such Restricted Subsidiary was acquired by Holdings or designated as a Restricted Subsidiary (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by Holdings) and outstanding on such date; (3) any encumbrance or restriction pursuant to an agreement effecting a refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (1) or (2) of this covenant or this clause (3) or contained in any amendment, supplement or other modification to an agreement referred to in clause (1) or (2) of this covenant or this clause (3); PROVIDED, HOWEVER, that the encumbrances and restrictions contained in any such refinancing agreement or amendment, supplement or other modification are not materially less favorable to the Noteholders than encumbrances and restrictions contained in such agreements; (4) in the case of clause (iii), any encumbrance or restriction (A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, (B) by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of Holdings or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restrictions restrict the transfer of the property subject to such security agreements or mortgages; (5) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition; and (6) any encumbrance or restriction which is not more restrictive than any such encumbrance or restriction in place as of the Date of the Indenture, including any such restriction or encumbrance imposed in connection with the Incurrence of Refinancing Indebtedness provided that such Refinancing Indebtedness shall not prohibit either Carter's ability to redeem the Existing Preferred Stock at its Stated Maturity or Holdings' ability to repay the Notes at their Stated Maturity.

    LIMITATION ON SALES OF ASSETS AND SUBSIDIARY STOCK. (a) Holdings will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless (i) Holdings or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person assuming sole responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to fair market value of the shares and assets subject to such Asset Disposition and (ii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by Holdings (or such Restricted Subsidiary, as the case may be): (A) FIRST, to the extent Holdings or such Restricted Subsidiary elects (or is required by the terms of any Senior Indebtedness or Indebtedness of a Subsidiary), to prepay, repay or purchase Senior Indebtedness or such Indebtedness of a Subsidiary (in each case other than Indebtedness owed to Holdings or an Affiliate of the Company) within twelve months after the later of the date of such Asset Disposition or the receipt of such Net Available Cash; (B) SECOND, to the extent of the balance of Net Available Cash after application in accordance with clause (A), to the extent Holdings or such Restricted Subsidiary elects, to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by Holdings or another Restricted Subsidiary) within twelve months from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; (C) THIRD, if not prohibited by any Indebtedness of Holdings or any Subsidiary (including any limitations on Carter's ability to distribute funds to the Company) and to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to purchase Notes pursuant and subject to the conditions of the Indenture to the Noteholders at a purchase price of 100% of the principal amount thereof plus accrued and unpaid interest to the purchase date; and (D) FOURTH, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A), (B) and (C), to any application not prohibited by the Indenture. Holdings and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions that is not applied in accordance with this covenant exceeds $5.0 million.

    (b) In the event of an Asset Disposition that requires the purchase of Notes pursuant to clause (a)(iii)(C), Holdings will be required to purchase Notes tendered pursuant to an offer by Holdings for the Notes (the "Offer") at a purchase price of 100% of their principal amount plus accrued and unpaid interest to the Purchase Date in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the Notes tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of the Notes, Holdings will apply the remaining Net Available Cash in accordance with clause (a)(iii)(D) above. Holdings shall not be required to make an Offer for Notes pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clauses (a)(iii)(A) and (a)(iii)(B)) is less than $5.0 million for any particular Asset Disposition (which lesser amounts shall be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

    (c) Holdings will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, Holdings will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

    LIMITATION ON AFFILIATE TRANSACTIONS. (a) Holdings will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of Holdings (an "Affiliate Transaction") on terms (i) that are less favorable to Holdings or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate and (ii) that, in the event such Affiliate Transactions involves an aggregate amount in excess of $750,000, are not in writing and have not been approved by a majority of the members of the Board of Directors having no personal stake in such Affiliate Transaction. In addition, any transaction involving aggregate payments or other transfers by Holdings and its Restricted Subsidiaries in excess of $3.5 million will also require an opinion from an independent investment banking firm or appraiser that is nationally recognized, as appropriate, to the effect that such transaction is fair to Holdings or such Restricted Subsidiary from a financial point of view.

    (b) The provisions of the foregoing paragraph (a) will not apply to (i) any Permitted Investment or Restricted Payment permitted to be made or paid pursuant to the covenant described under "--Limitation on Restricted Payments," (ii) the performance of Holdings' or any Subsidiary's obligations under any employment contract, collective bargaining agreement, employee benefit plan, related trust agreement or any other similar arrangement heretofore or hereafter entered into in the ordinary course of business, (iii) payment of compensation to employees, officers, directors or consultants in the ordinary course of business, (iv) maintenance in the ordinary course of business (and payments required thereby) of benefit programs or arrangements for employees, officers or directors, including vacation plans, health and life insurance plans, deferred compensation plans, directors' and officers' indemnification agreements, arrangements and insurance and retirement or savings plans and similar plans, (v) any transaction between Holdings and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries, (vi) beginning November 1, 1999, the payment of certain fees under the Management Agreement or any amendment or supplement thereto, to the extent that such payment will not exceed an aggregate amount of $1.35 million during any twelve-month period, (vii) payments made by Carter's to Holdings to reimburse Holdings for costs, fees and expenses incident to a registration of any of the capital stock of Holdings for a primary offering under the Securities Act, so long as the net proceeds (after application to the redemption of the Holding Securities) of such offering (if it is completed) are contributed to, or otherwise used for the benefit of, Holdings, or (viii) payments of principal and interest on the Notes.

    LIMITATION ON LIENS. Holdings will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or permit to exist any Lien on any of its property or assets (including Capital Stock), whether owned on the date of the Indenture or thereafter acquired, securing any obligation other than Permitted Liens unless the obligations due under the Indenture and the Notes are secured, on an equal and ratable basis (or on a senior basis, in the case of Indebtedness subordinated in right of payment to the Notes), with the obligations so secured.

    COMMISSION REPORTS. Holdings shall file with the Trustee and provide Noteholders, within 15 days after it files them with the Commission, copies of its annual report and the information, documents and other reports which Holdings is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that Holdings may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, Holdings shall file with the Commission (if then permissible) and, within 15 days after such reports would be required to be filed, provide the Trustee and Noteholders (at their addresses as set forth in the register of Notes) with the annual reports and the information, documents and other reports which are specified in Sections 13 and 15(d) of the Exchange Act. Holdings shall also comply with the other provisions of TIA 314(a).

    LIMITATION ON LINES OF BUSINESS. Holdings will not, and will not permit any Restricted Subsidiary to, engage in any business, other than a Related Business.

    OFFER TO REDEEM UPON REDEMPTION OF THE EXISTING PREFERRED STOCK.  If either
(i) Carter's redeems the Existing Preferred Stock or (ii) Holdings sells the Existing Preferred Stock, in either case prior to its Stated Maturity, Holding shall either (I) exercise its legal or covenant defeasance option or (II) initiate the redemption of the Notes within 60 days of the completion of such transaction.

    MERGER AND CONSOLIDATION. Holdings will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless: (i) the resulting, surviving or transferee Person (the "Successor Company") is a corporation organized and existing under the laws of the

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United States of America, any State thereof of the District of Columbia and the
Successor Company (if not Holdings) expressly assumes, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of Holdings under the Notes and the Indenture; (ii) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default will have occurred and be continuing; (iii) immediately after giving effect of such transaction, the Successor Company would be able to incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "--Limitation on Indebtedness"; (iv) immediately after giving effect to such transaction, the Successor Company will have Consolidated Net Worth in an amount that is not less than the Consolidated Net Worth of Holdings immediately prior to such transaction; and (v) Holdings will have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

    The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, Holdings under the Indenture, but the predecessor Company in the case of a lease of all or substantially all its assets will not be released from the obligation to pay the principal of and interest on the Notes.

    Notwithstanding the foregoing clauses (ii), (iii) and (v), (1) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to Holdings and (2) Holdings may merge with an Affiliate incorporated for the purpose of reincorporating Holdings in another jurisdiction to realize tax or other benefits.

DEFAULTS

    An Event of Default is defined in the Indenture as (i) a default in any payment of interest on any Note when due, continued for 30 days, (ii) a default in the payment of principal of any Note when due at its Stated Maturity, (iii) the failure by Holdings to comply with its payment obligations under the covenants described under "--Change of Control" and "--Redemption" above, (iv) the failure by Holdings to comply for 60 days after notice with its other agreements contained in the Indenture, (v) the failure by Holdings or any Significant Subsidiary to pay any Indebtedness within any applicable grace period after final maturity or acceleration by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $20 million (the "cross acceleration provision"), (vi) certain events of bankruptcy, insolvency or reorganization of Holdings or a Significant Subsidiary (the "bankruptcy provisions"), or (vii) the rendering of any judgment or decree for the payment or money in excess of $20 million against Holdings or a Significant Subsidiary if (A) an enforcement proceeding thereon is commenced or
(B) such judgment or decree remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed (the "judgment default provision"). However, a default under clauses (iv) and (vi) will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding Notes notify Holdings of the default and Holdings does not cure such default within the time specified in clauses (iv) and (vi) hereof after receipt of such notice.

    If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes by notice to Holdings may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of Holdings occurs and is continuing, the principal of and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes any rescind any such acceleration with respect to the Notes and its consequences.

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
    Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless (i) such Holder has previously given the Trustee notice that an Event of Default is continuing, (ii) Holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy, (iii) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense,
(iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity and (v) the Holders or a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee shall be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

    The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default no later than the date that is the earlier of 90 days after such default occurs or 30 days after it is known to a trust officer or written notice is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust officers in good faith determines that withholding notice is in the interests of the Noteholders. In addition, Holdings is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. Holdings also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action Holdings is taking or proposes to take in respect thereof.

AMENDMENTS AND WAIVERS

    Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each Holder of an outstanding Note affected, no amendment may, among other things, (i) reduce the amount of Notes whose Holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Note, (iii) reduce the principal of or extend the Stated Maturity of any Note, (iv) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under "-- Optional Redemption" above, (v) make any Note payable in money other than that stated in the Note, (vi) may any change to the subordination provisions of the Indenture that adversely affects the rights of any Holder, (vii) impair the right of any Holder to receive payment of principal of and interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes or (viii) make any change in the amendment provisions which require each Holder's consent or in the waiver provisions.

    Without the consent of any Holder, the Company and Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company or any Note Guarantor under the Indenture or under any Note Guarantee, as the case may be, to provide for uncertificated Notes in addition to or in place of certificated Notes (PROVIDED, HOWEVER, that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(b) of the Code), to add Note Guarantees with respect to the Notes, to secure the Notes, to add to the covenants of the Company for the benefit of the Noteholders or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any Holder or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act. However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness then outstanding unless the holders of such Senior Indebtedness (or any group or representative thereof authorized to give a consent) consent to such change.

    The consent of the Noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

    After an amendment under the Indenture becomes effective, the Company is required to mail to Noteholders a notice briefly describing such amendment. However, the failure to give such notice to all Noteholders, or any defect therein, will not impair or affect the validity of the amendment.

TRANSFER AND EXCHANGE

    A Noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a Noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Noteholder to pay any taxes or other governmental charges required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption or repurchase or to transfer or exchange any Note for a period of 15 days prior to a selection of Notes to be redeemed or repurchased. The Notes will be issued in registered form and the registered holder of a Note will be treated as the owner of such Note for all purposes.

DEFEASANCE

    The Company and the Note Guarantors, if any, at any time may terminate all their obligations under the Notes and the Note Guarantees and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under the covenants described under "--Certain Covenants," the operation of the cross acceleration provision, the bankruptcy provisions with respect to Subsidiaries and the judgment default provision described under "--Defaults" above and the limitations contained in clauses
(iii) and (iv) under "--Merger and Consolidation" above ("covenant defeasance").

    The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default under the provisions described in the last sentence of the foregoing paragraph.

    In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

BOOK-ENTRY, DELIVERY AND FORM

    Except as set forth below, the New Notes will initially be issued in the form of one or more permanent global Notes in definitive, fully registered form without interest coupons (each, a "Global Note"). Upon issuance, each Global Note will be deposited with the Trustee as custodian for, and registered in the name of, a nominee of The Depository Trust Company ("DTC").

    If a holder tendering Old Notes so requests, such holder's New Notes will be issued as described below under "--Certificated Securities" in registered form without coupons (the "Certificated Securities").

    Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

    So long as DTC, or its nominee, is the registered owner or Holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture.

    Payments of the principal of, premium, if any, and interest, on a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company, the Trustee nor any Paying Agent will have any responsibility or liability for any aspects of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, and interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

    Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

    The Company expects that DTC will take any action permitted to be taken by a Holder of a Note only at the direction of one or more participants to whose account the DTC interests in a Global Note is credited and only in respect of such portion of the aggregate principal amount of a Note as to which such participant or participants has or have given direction.

    DTC has advised the Company that it is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

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DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

    Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED SECURITIES

    If (i) the Company notifies the Trustee in writing that DTC is no longer willing or able to act as a depository and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in definitive form under the Indenture, then, upon surrender by DTC of its Global Note, Certificated Securities will be issued to each person that DTC identifies as the beneficial owner of the New Notes represented by the Global Note. In addition, any person having a beneficial interest in a Global Note or any holder of Old Notes whose Old Notes have been accepted for exchange may, upon request to the Trustee or the Exchange Agent, as the case may be, exchange such beneficial interest or Old Notes for Certificated Securities. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

    Neither the Company nor the Trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related New Notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the New Notes to be issued).

CONCERNING THE TRUSTEE

    State Street Bank and Trust Company is to be the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes.

GOVERNING LAW

    The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

    "Additional Assets" means (i) any property or assets (other that Indebtedness and Capital Stock of the acquiring person) to be used by Holdings or a Restricted Subsidiary in a Related Business; (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Holdings or another Restricted Subsidiary; or (iii) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary; PROVIDED, HOWEVER, that, in the case of clauses (ii) and (iii), such Restricted Subsidiary is primarily engaged in a Related Business.

    "Affiliate" of any specified Person means (i) any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person or (ii) any Person who is a director or officer (a) of such Person, (b) of any Subsidiary of such Person or (c) of any Person described in clause (i) above. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

    "Asset Disposition" means any sale, lease, transfer or other disposition of shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purpose of this definition as a "disposition") by Holdings or any of its Restricted Subsidiaries (including any disposition by means of a merger, consolidation or similar transaction) other than: (i) a disposition by a Restricted Subsidiary to Holdings or by Holdings or a Restricted Subsidiary to a Wholly Owned Subsidiary;
(ii) a disposition of property or assets in the ordinary course of business;
(iii) for purposes of the covenants described under "--Certain Covenants--Limitation on Sales of Assets and Subsidiary Stock" only, a disposition subject to the covenants described under "--Certain Covenants-- Limitation on Restricted Payments" and "--Merger and Consolidation"; (iv) leases or subleases to third parties of real property owned in fee or leased by Holdings or its Subsidiaries; (v) a disposition of a lease of real property; and
(vi) any disposition of property of Holdings or any of its Subsidiaries that, in the reasonable judgment of Holdings, has become uneconomic, obsolete or worn out.

    "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

    "Bank Indebtedness" means any and all amounts payable under or in respect of the Senior Credit Facility and the other Senior Credit Documents and the Refinancing Indebtedness with respect thereto, as amended, supplemented or otherwise modified from time to time, including increases in the principal amount thereof permitted under the Indenture and including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Holdings whether or not a claim for post filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

    "Board of Directors" means the Board of Directors of Holdings or any committee thereof duly authorized to act on behalf of such Board.

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
    "Business Day" means any day other than a Saturday, Sunday or other day on which commercial banking institutions (including, without limitation, the Federal Reserve System) are authorized or required by law to close in New York City.

    "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

    "Capitalized Lease Obligation" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease.

    "Carter Subordinated Debt" or "Senior Subordinated Notes" means the 10 3/8% Senior Subordinated Notes due 2006 of Carter's outstanding from time to time.

    "Code" means the Internal Revenue Code of 1986, as amended.

    "Consolidated Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination to (ii) the Consolidated Interest Expense for such four fiscal quarters; PROVIDED, HOWEVER, that (1) if Holdings or any Restricted Subsidiary (x) has Incurred any Indebtedness (other than Indebtedness Incurred for working capital purposes under a revolving credit facility) since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period, or (y) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination, or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such four-quarter period); (2) if since the beginning of such period Holdings or any Restricted Subsidiary shall have made any Asset Disposition of a company, business or group of assets comprising an operating unit, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of Holdings or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent Holdings and its continuing Subsidiaries are no longer liable for such Indebtedness after such sale), (3) if since the beginning of such period Holdings or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and

Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period and (4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into Holdings or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by Holdings or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition of assets occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of Holdings. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term as at the date of determination in excess of twelve months).

    "Consolidated Interest Expense" means, for any period, the total interest expense of Holdings and its consolidated Subsidiaries, plus, to the extent incurred by Holdings and its Subsidiaries in such period but not included in such interest expense, (i) interest expense attributable to Capitalized Lease Obligations, (ii) amortization of debt discount, (iii) capitalized interest,
(iv) noncash interest expense (excluding amortization of debt issuance costs, commissions, and other fees and expenses), (v) commissions, discounts and other fees and charges attributable to letters of credit and bankers' acceptance financing, (vi) interest actually paid by Holdings or any such Subsidiary under any Guarantee of Indebtedness or other obligation of any other Person, (vii) net costs associated with Hedging Obligations (including amortization of fees), and
(viii) the product of (a) all Preferred Stock dividends in respect of all Preferred Stock of Subsidiaries of Holdings (excluding the Existing Preferred Stock) and Disqualified Stock of Holdings held by Persons other than Holdings or a Wholly Owned Subsidiary multiplied by (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of Holdings, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP; PROVIDED, HOWEVER, that there shall be excluded therefrom any such interest expense of any Unrestricted Subsidiary to the extent the related Indebtedness is not Guaranteed or paid by Holdings or any Restricted Subsidiary.

    "Consolidated Net Income" means, for any period, the net income (loss) of Holdings and its consolidated Subsidiaries before any reduction in respect of Preferred Stock dividends plus, in each case, to the extent deducted in determining net income for such period, any expenses incurred in connection with the Acquisition (other than the amortization of the prepaid management fee) including, without limitation, management bonuses and payments under the management incentive and equity participation plans; PROVIDED, HOWEVER, that there shall not be included in such Consolidated Net Income: (i) any net income of any Person if such Person is not a Restricted Subsidiary, except that (A) subject to the limitations contained in clause (iv) below, Holdings' equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to Holdings or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause
(iv) below) and (B) Holdings' equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period shall be included in determining such Consolidated Net Income; (ii) any expense recognized (net of tax benefits related thereto) as a consequence of payments permitted to be made by Carter's under clauses (b)(vi))(B) of Section 4.04 of the Carter Subordinated Debt indenture; (iii) any net income (loss) of any person acquired by Holdings or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition; (iv) any net income (loss) of

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any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to Holdings, except that (A) subject to the limitations contained in (v) below, Holdings' equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to Holdings or another Restricted Subsidiary as a dividend (subject, in the case of a dividend that could have been made to another Restricted Subsidiary, to the limitation contained in this clause), (B) Holdings' equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income, and (C) such restrictions imposed on Carter's shall be disregarded for purposes of this definition; (v) any gain or loss realized upon the sale or other disposition of any asset of Holdings or its consolidated Subsidiaries (including pursuant to any sale/ leaseback transaction) that is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person; (vi) any extraordinary or non-recurring gain, loss or charge (together with any related provisions for taxes on such extraordinary or non-recurring gain, loss or charge); and (vii) the cumulative effect of a change in accounting principles (effected either through cumulative effect adjustment or a retroactive application, in each case, in accordance with GAAP).

    "Consolidated Net Worth" means the total of the amounts shown on the balance sheet of Holdings and the Restricted Subsidiaries, determined on a consolidated basis, as of the end of the most recent fiscal quarter of the Company ending prior to the taking of any action for the purpose of which the determination is being made, as (i) the par or stated value of all outstanding Capital Stock of Holdings plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

    "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement as to which such Person is a party or a beneficiary.

    "Date of this Indenture" means March 25, 1997.

    "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

    "Designated Senior Indebtedness" means (i) the Bank Indebtedness and (ii) any other Senior Indebtedness which, at the date of determination, has an aggregate principal outstanding amount of, or under which, at the date of determination, the holders thereof, are committed to lend up to, at least $10.0 million and is specifically designated by Holdings in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the Indenture.

    "Disqualified Stock" means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event (other than as a result of a Change of Control) (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the first anniversary of the Stated Maturity of the Notes; provided however that the currently authorized classes of Capital Stock of the Company (as in effect on the Date of the Indenture and as amended from time to time, including such amendments with respect to those matters set forth in clauses (i), (ii) and (iii) above which will not have an adverse effect on the Holders) shall not be Disqualified Stock.

    "Domestic Subsidiary" means any Restricted Subsidiary of Holdings other than a Foreign Subsidiary.

    "EBITDA" means, for any period, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net
Income: (i) total income tax expense, (ii) Consolidated Interest Expense together with amortization of debt issuance costs, commissions, and

                                       71
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other fees and expenses, (iii) depreciation expense, (iv) amortization expense, including amortization of inventory write-up under APB 16, amortization of intangibles (including, but not limited to, goodwill and the costs of Interest Rate Agreements or Currency Agreements, license agreements and non-competition agreements) and organization costs, (v) non-cash expenses related to the amortization of prepaid management fees pursuant to certain agreements referred to in the Indenture, (vi) costs of surety bonds in connection with financing activities, (vii) non-cash amortization of Capitalized Lease Obligations, (viii) franchise taxes, (ix) expenses recorded in historical periods through the Acquisition Date related to the management incentive and equity participation plans and allocation of "C" stock, (x) any other write-downs, write-offs, minority interests and other non-cash charges in determining such Consolidated Net Income for such period, and (xi) all extraordinary non-cash charges in determining such Consolidated Net Income for such period; provided that the impact of foreign currency translations shall be excluded.

    "Existing Preferred Stock" means the 12% preferred stock of Carter's issued and outstanding on the Date of the Indenture, and any extensions, refinancings, renewals or replacements thereof (the "Refinancing Preferred Stock"); provided that (i) the aggregate liquidation preference of such Refinancing Preferred Stock does not exceed the aggregate liquidation preference of the Existing Preferred Stock, (ii) the dividend rate per annum of such Refinancing Preferred Stock does not exceed the dividend rate per annum of the Existing Preferred Stock and (iii) the Refinancing Preferred Stock has a mandatory redemption date no earlier than the Existing Preferred Stock.

    "Foreign Subsidiary" means any Restricted Subsidiary of Holdings that is not organized under the laws of the United States of America or any state thereof or the District of Columbia.

    "GAAP" means generally accepted accounting principles in the United States of America as in effect from time to time, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP as in effect as of the Issue Date.

    "Government Authority" means any nation or government, any state or other political subdivision thereof or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

    "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

    "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

    "Holder" or "Noteholder" means the Person in whose name at the time of any determination thereof a particular Note a Note is registered on the Note Register.

    "Holding Securities" means the $20.0 million aggregate principal amount of senior subordinated notes of Holdings, as amended from time to time.

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
    "Holdings" means Carter Holdings, Inc., a Massachusetts corporation.

    "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; PROVIDED, HOWEVER, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary.

    "Indebtedness" means, with respect to any Person, the principal of and premium, if any, on, any of the following (without duplication), whether outstanding at the date hereof or hereafter incurred, created, assumed or guarantied: (a) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money; (b) the principal of and premium (if any) in respect of all obligations of such Person evidenced by notes, debentures, bonds or other similar instruments; (c) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto but excluding letters of credit supporting the purchase of goods in the ordinary course of business and expiring no more than six months from the date of issuance), (d) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except Trade Payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, (e) all Capitalized Lease Obligations of such Person, (f) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of the Company, any Preferred Stock (other than the Existing Preferred Stock) (but excluding, in each case, any accrued dividends),
(g) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of Indebtedness of such Person shall be the lesser of
(A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness of such other Persons, (h) all Indebtedness of other Persons to the extent Guaranteed by such Person, and (i) to the extent not otherwise included in this definition, Hedging Obligations of such Person.

    "Interest Rate Agreement" means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

    "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "--Certain Covenants--Limitation on Restricted Payments," (i) "Investment" shall include the portion (proportionate to Holdings' equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of Holdings at the time that such Subsidiary is designated an Unrestricted Subsidiary; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

    "Issue Date" means the date on which the Notes were originally issued.

    "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

    "Management Group" means the senior management of Carter's or Holdings.

    "Net Available Cash" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other noncash form) therefrom, in each case net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred (including legal, accounting and investment banking fees and any relocation expenses incurred as a result of an Asset Disposition), and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition, (ii) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition and (iv) appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained (including by way of indemnification obligations) by Holdings or any Restricted Subsidiary after such Asset Disposition.

    "Net Cash Proceeds", with respect to any issuance or sale of Capital Stock or disposition of any Investment by Holdings or any Subsidiary, means the cash proceeds of such issuance, sale or disposition net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or disposition of any commissions and brokerage, consultant and other fees actually incurred in connection with such issuance, sale or disposition and net of taxes paid or payable as a result thereof.

    "Officer" means the President, the Treasurer or the Clerk of Holdings.

    "Officers' Certificate" means a certificate signed by the Chairman of the Board, a Vice Chairman, the President or a Vice President and by the Treasurer, an Assistant Treasurer, the Chief Financial Officer, the Clerk or an Assistant Clerk of Holdings, and delivered to the Trustee.

    "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to Carter's, Holdings or the Trustee.

    "Permitted Holders" means Investcorp, its Affiliates, members of the Management Group, the international investors who are initial holders of the Capital Stock of Holdings and any Person acting in the capacity of an underwriter in connection with a public or private offering of the Capital Stock of Holdings or Carter's.

    "Permitted Investment" means an Investment by Holdings or any Restricted Subsidiary in (i) a Restricted Subsidiary, Holdings or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; PROVIDED, HOWEVER, that the primary business of such Restricted Subsidiary is a Related Business; (ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, Holdings or a Restricted Subsidiary; PROVIDED, HOWEVER, that such Person's primary business is a Related Business; (iii) Temporary Cash Investments; (iv) receivables owing to Holdings or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; PROVIDED, HOWEVER, that such trade terms may include such concessionary trade terms as Holdings or any such Restricted Subsidiary deems reasonable under the circumstances; (v) payroll, travel, entertainment, relocation and similar advances that are made in the ordinary course of business; (vi) loans or advances to employees made in the ordinary course of business consistent with past practices of Holdings or such Restricted Subsidiary; (vii) loans or advances to employees (or guarantees of third party loans to employees) in an aggregate amount not to exceed $5.0 million at any time outstanding; (viii) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to Holdings or any Restricted Subsidiary or in satisfaction of judgments; or (ix) securities received in connection with an Asset Disposition.

    "Permitted Liens" means: (a) Liens securing Senior Indebtedness, Indebtedness incurred pursuant to the Senior Credit Facility or Indebtedness of a Subsidiary of Holdings permitted to be Incurred under the Indenture; (b) Liens for taxes, assessments or other governmental charges not yet delinquent or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of Holdings or such Restricted Subsidiary, as the case may be, in accordance with GAAP; (c) carriers', warehousemen's, mechanics', landlords', materialmen's, repairmen's or other like Liens arising in the ordinary course of business in respect of obligations that are not yet due or that are bonded or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of Holdings or such Restricted Subsidiary, as the case may be, in accordance with GAAP; (d) pledges or deposits in connection with workmen's compensation, unemployment insurance and other social security legislation; (e) deposits to secure the performance of bids, tenders, trade or government contracts (other than for borrowed money), leases, licenses, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business; (f) easements (including reciprocal easement agreements), rights-of-way, building, zoning and similar restrictions, utility agreements, covenants, reservations, restrictions, encroachments, changes, and other similar encumbrances or title defects incurred, or leases or subleases granted to others, in the ordinary course of business, which do not in the aggregate materially detract from the aggregate value of the properties of Holdings and its Subsidiaries, on the properties subject thereto, taken as a whole; (g) Liens pursuant to the Senior Credit Documents, Liens in connection with industrial revenue bonds, Liens securing the Bank Indebtedness and bankers' Liens arising by operation of law;
(h) Liens on property of Holdings or any of its Restricted Subsidiaries created solely for the purpose of securing Indebtedness permitted by clause (b)(iv) of the covenant described under "--Certain Covenants--Limitation on Indebtedness" or incurred in connection with Indebtedness permitted by clause (b)(vii) thereof; PROVIDED, HOWEVER that, in the case of Liens described in such clause
(b)(iv), no such Lien shall extend to or cover other property of Holdings or such Restricted Subsidiary other than the respective property so acquired, and the principal amount of Indebtedness secured by any such Lien shall at no time exceed the original purchase price of such property; (i) Liens existing on the date of the Indenture; (j) Liens on goods (and the proceeds thereof) and documents of title and the property covered thereby securing Indebtedness in respect of commercial letters of credit; (k) (i) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any developer, landlord or other third party on property over which Holdings or any Restricted Subsidiary of Holdings has easement rights or on any real property leased by Holdings on the Issue Date and subordination or similar agreements relating thereto and (ii) any condemnation or eminent domain proceedings affecting any real property; (l) leases or subleases to third parties; (m) Liens in connection with workmen's compensation obligations and general liability exposure of Holdings and its Restricted Subsidiaries; (n) Liens securing Indebtedness Incurred under clauses (a) or (b)(v) of the covenant described under "--Certain Covenants--Limitation on Indebtedness" PROVIDED, HOWEVER, that such Indebtedness is not subordinate or junior in ranking to the Notes; and (o) Liens securing Indebtedness of any Subsidiary of Holdings to Holdings or Carter's.

    "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, or a government or any agency or political subdivision thereof.

    "Preferred Stock" as applied to the Capital Stock of any corporation means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

    "Principal" of a Note means the principal of the Note plus the premium, if any, payable on the Note that is due or overdue or is to become due at the relevant time.

    "Public Equity Offering" means an underwritten primary public offering of common stock (or other voting stock) of Holdings or Carter's pursuant to an effective registration statement (other than a registration statement on Form S-4, S-8 or any successor or similar forms) under the Securities Act.

    "Refinancing Indebtedness" means Indebtedness that is Incurred to refund, refinance, replace, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, "refinances," and "refinanced" shall have a correlative meaning) any Indebtedness existing on the date of the Indenture or Incurred in compliance with the Indenture (including Indebtedness of Holdings that refinances Indebtedness of any Restricted Subsidiary (to the extent permitted in the Indenture) and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness; PROVIDED, HOWEVER, that (i) except in the case of any refunding, refinancing, replacement, renewal, repayment or extension of any Bank Indebtedness, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced, (ii) except in the case of any refunding, refinancing, replacement, renewal, repayment or extension of any Bank Indebtedness, the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced and (iii) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of (A) the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced,
(B) in the case of revolving credit Indebtedness, the unused commitment thereunder, plus (C) fees, underwriting discounts and other costs and expenses incurred in connection with such Refinancing Indebtedness; PROVIDED FURTHER, HOWEVER, that Refinancing Indebtedness shall not include (x) Indebtedness of a Restricted Subsidiary that refinances Indebtedness of Holdings or (y) Indebtedness of Holdings or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

    "Related Business" means those businesses in which Holdings or any of its Subsidiaries are engaged on the date of the Indenture, or that are related thereto.

    "Representative" means the trustee, agent or representative (if any) for an issue of Senior Indebtedness.

    "Restricted Subsidiary" means any Subsidiary of Holdings other than an Unrestricted Subsidiary.

    "Senior Credit Documents" means collectively, the Senior Credit Facility, the notes issued pursuant thereto and the Guarantees thereof, and the Security Agreements, the Mortgages and the Pledge Agreements (each as defined in the Senior Credit Facility).

    "Senior Credit Facility" means the credit facilities under the Credit Agreement dated as of October 30, 1996, among Carter's, Chase Manhattan Bank, as Administrative Agent for the lenders and the financial institutions which are parties thereto from time to time, including all obligations of Holdings, Carter's and its Subsidiaries to be incurred thereunder and any related notes, collateral documents, letter of credit applications and guaranties, and any increases, renewals, extensions, refundings, deferrals, restructurings, amendments, modifications, replacements or refinancings of any of the foregoing (whether provided by the original Administrative Agent, collateral agent and lenders under such Credit Agreement or another Administrative Agent, collateral agent or other lenders and whether or not provided under the original Credit Agreement).

    "Senior Subordinated Indebtedness" means the Notes and any other Indebtedness of Holdings that specifically provides that such Indebtedness is to rank PARI PASSU with the Notes or is not subordinated by its terms to any Indebtedness or other obligation of Holdings that is not Senior Indebtedness.

    "Significant Subsidiary" means, on any date, any Restricted Subsidiary of Holdings that would be a "Significant Subsidiary" of Holdings within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

    "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

    "Subordinated Obligation" means any Indebtedness of Holdings (whether outstanding on the date of the Indenture or thereafter Incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement.

    "Subsidiary" with respect to any Person, means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person or (ii) one or more Subsidiaries of such Person.

    "Temporary Cash Investments" means any of the following: (i) any investment in direct obligations of the United States of America or any agency or instrumentality thereof or obligations Guaranteed by the United States of America or any agency or instrumentality thereof or in a money market mutual fund registered under the Investment Company Act of 1940, the principal of which is invested solely in such direct or Guaranteed obligations; (ii) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof, bankers' acceptances with maturities of 180 days or less and overnight bank deposits, in each case with or issued by a bank or trust company that is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital, surplus and undivided profits aggregating in excess of $300.0 million (or the foreign currency equivalent thereof); (iii) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) or
(ii) above entered into with a bank meeting the qualifications described in clause (ii) above; and (iv) investments in commercial paper, maturing not more than six months after the date of acquisition, issued by any Lender (as defined under the Senior Credit Facility) or the parent corporation of any Lender, and commercial paper with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard and Poor's Rating Services, a division of The McGraw-Hill Companies, Inc.

    "Trade Payables" means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

    "Unrestricted Subsidiary" means (i) any Subsidiary of Holdings that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of Holdings (including any newly acquired or newly formed Subsidiary of Holdings) to be an Unrestricted Subsidiary if (a) such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of, or own or hold any Lien on any property of, Holdings or any other Subsidiary of Holdings that is not a Subsidiary of the Subsidiary to be so designated; and (b) either (A) the Subsidiary to be so designated has total consolidated assets of $1,000 or less or (B) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the provisions of the covenant described under "--Certain Covenants--Limitations on Restricted Payments." The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED, HOWEVER, that immediately after giving effect to such designation (x) Holdings could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "--Certain Covenants--Limitation on Indebtedness" and (y) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of

Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

    "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

    "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

    "Wholly Owned Subsidiary" means a Restricted Subsidiary of Holdings all the Capital Stock of which (other than directors' qualifying shares) is owned by Holdings or another Wholly Owned Subsidiary.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following discussion of the material United States federal income tax consequences of the Exchange Offer is for general information only. It is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed Treasury regulations, and judicial and administrative determinations, all of which are subject to change at any time, possibly on a retroactive basis. The following relates only to Old Notes, and New Notes received therefor, that are held as "capital assets" within the meaning of Section 1221 of the Code by persons who are citizens or residents of the United States. It does not discuss state, local, or foreign tax consequences, nor does it discuss tax consequences to categories of holders that are subject to special rules, such as foreign persons, tax-exempt organizations, insurance companies, banks, and dealers in stocks and securities. Tax consequences may vary depending on the particular status of an investor. No rulings will be sought from the Internal Revenue Service ("IRS") with respect to the federal income tax consequences of the Exchange Offer.

    THIS SECTION DOES NOT PURPORT TO DEAL WITH ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO AN INVESTOR'S DECISION TO PURCHASE THE NOTES. EACH INVESTOR SHOULD CONSULT WITH ITS OWN TAX ADVISOR CONCERNING THE APPLICATION OF THE FEDERAL INCOME TAX LAWS AND OTHER TAX LAWS TO ITS PARTICULAR SITUATION BEFORE DETERMINING WHETHER TO PURCHASE THE NOTES.

THE EXCHANGE OFFER

    In the opinion of Gibson, Dunn & Crutcher LLP, counsel to the Company, the exchange of Old Notes for New Notes pursuant to the Exchange Offer will not constitute a material modification of the terms of the Notes and, accordingly, such exchange will not constitute an exchange for federal income tax purposes. Accordingly, such exchange will have no federal income tax consequences to holders of Notes, either those who exchange or those who do not, and each holder of Notes will continue to be required to include interest on the Notes in its gross income in accordance with its method of accounting for federal income tax purposes and the Company intends, to the extent required, to take such position.

BACKUP WITHHOLDING

    Under the Code, a holder of a Note may be subject, under certain circumstances, to "backup withholding" at a 31% rate with respect to payments in respect of interest thereon or the gross proceeds from the disposition thereof. This withholding generally applies only if the holder (i) fails to furnish his or her social security or other taxpayer identification number ("TIN") within a reasonable time after request therefor, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that he or she has failed to report properly payments of interest and dividends and the IRS has notified the Company that he or she is subject to backup withholding, or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is his or her correct number and that he or she is not subject to backup withholding. Any amount withheld from a payment to a holder under the backup withholding rules is allowable as a credit against such holder's federal income tax liability, provided that the required information is furnished to the IRS. Corporations and certain other entities described in the Code and Treasury regulations are exempt from such withholding if their exempt status is properly established.

                              PLAN OF DISTRIBUTION

    Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 90 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until
1998 (90 days after the date of this Prospectus), all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

    The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    For a period of 90 days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the holders of the Old Notes), other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the Old Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    The validity of the Notes offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, New York, New York.

                                    EXPERTS

    The consolidated financial statements of The William Carter Company for the fiscal year ended December 30, 1995 appearing in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

    The consolidated balance sheets of Carter Holdings, Inc. and its subsidiaries as of January 3, 1998 and December 28, 1996, and the related consolidated statements of operations, cash flows and changes in stockholders' equity for the year ended January 3, 1998 and for the period from October 30, 1996 (inception) through December 28, 1996; and the consolidated statements of operations, cash flows and changes in common stockholders' equity of The William Carter Company and its subsidiaries for the Predecessor period from December 31, 1995 through October 29, 1996; included in this Prospectus, have been included herein in reliance on the reports, which contain explanatory paragraphs regarding the October 30, 1996 acquisition by Carter Holdings, Inc. of The William Carter Company and the resultant change in controlling ownership of The William Carter Company, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
CARTER HOLDINGS, INC.:

Report of Independent Accountants..........................................................................        F-2

Consolidated Balance Sheets at April 4, 1998 (unaudited), January 3, 1998 and December 28, 1996............        F-3

Consolidated Statements of Operations for the three-month periods ended April 4, 1998 (unaudited) and March
  29, 1997 (unaudited), for the fiscal year ended January 3, 1998 and for the period from October 30, 1996
  (inception) through December 28, 1996....................................................................        F-4

Consolidated Statements of Cash Flows for the three-month periods ended April 4, 1998 (unaudited) and March
  29, 1997 (unaudited), for the fiscal year ended January 3, 1998 and for the period from October 30, 1996
  (inception) through December 28, 1996....................................................................        F-5

Consolidated Statements of Changes in Stockholders' Equity for the three-month periods ended April 4, 1998
  (unaudited) and March 29, 1997 (unaudited), for the fiscal year ended January 3, 1998 and for the period
  from October 30, 1996 (inception) through December 28, 1996..............................................        F-6

Notes to Consolidated Financial Statements.................................................................        F-7

THE WILLIAM CARTER COMPANY ("PREDECESSOR"):

Report of Independent Accountants..........................................................................       F-24

Consolidated Statement of Operations for the period from December 31, 1995 through October 29, 1996........       F-25

Consolidated Statement of Cash Flows for the period from December 31, 1995 through October 29, 1996........       F-26

Consolidated Statement of Changes in Common Stockholders' Equity for the period from December 31, 1995
  through October 29, 1996.................................................................................       F-27

Notes to Consolidated Financial Statements.................................................................       F-28

Report of Independent Accountants..........................................................................       F-33

Consolidated Statement of Income for the fiscal year ended December 30, 1995...............................       F-34

Consolidated Statement of Cash Flows for the fiscal year ended December 30, 1995...........................       F-35

Consolidated Statement of Changes in Stockholders' Equity for the fiscal year ended December 30, 1995......       F-36

Notes to Consolidated Financial Statements.................................................................       F-37

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of

Carter Holdings, Inc.:

    We have audited the accompanying consolidated balance sheets of Carter Holdings, Inc. and its subsidiaries (the "Company") as of January 3, 1998 and December 28, 1996 and the related consolidated statements of operations, cash flows and changes in stockholders' equity for the year ended January 3, 1998 and the period from October 30, 1996 (inception) through December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    As explained in Note 1 to the financial statements, Carter Holdings, Inc. was organized on behalf of affiliates of INVESTCORP S.A., management of The William Carter Company and certain other investors, to acquire, on October 30, 1996, 100% of the previously outstanding Common and Preferred Stock of The William Carter Company from former owners.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carter Holdings, Inc. and its subsidiaries as of January 3, 1998 and December 28, 1996, and the consolidated results of their operations and their cash flows for the year ended January 3, 1998 and the period from October 30, 1996 (inception) through December 28, 1996 in conformity with generally accepted accounting principles.

                                          /s/ Coopers & Lybrand L.L.P.

Stamford, Connecticut
March 27, 1998

                             CARTER HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                                              JANUARY 3,   DECEMBER 28,
                                                                                                 1998          1996
                                                                                  APRIL 4,    -----------  -------------
                                                                                    1998
                                                                                 -----------
                                                                                 (UNAUDITED)
                                                         ASSETS
Current assets:
  Cash and cash equivalents....................................................   $   5,126    $   4,259     $   1,961
    Accounts receivable, net of allowance for doubtful accounts of $2,354 in
      1998 (unaudited), $2,374 in 1997 and $2,691 in 1996......................      26,858       30,134        19,259
    Inventories................................................................     102,589       87,639        76,540
    Prepaid expenses and other current assets..................................       3,508        3,390         6,378
    Deferred income taxes......................................................      13,681       13,630        14,663
                                                                                 -----------  -----------  -------------
        Total current assets...................................................     151,762      139,052       118,801
Property, plant and equipment, net.............................................      51,992       53,011        48,221
Tradename, net.................................................................      96,458       97,083        99,583
Cost in excess of fair value of net assets acquired, net.......................      31,205       31,445        38,363
Deferred debt issuance costs, net..............................................       9,551        9,926        10,784
Other assets...................................................................       3,735        4,048         5,284
                                                                                 -----------  -----------  -------------
        Total assets...........................................................   $ 344,703    $ 334,565     $ 321,036
                                                                                 -----------  -----------  -------------
                                                                                 -----------  -----------  -------------

                                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt.........................................   $     900    $     900     $     900
  Accounts payable.............................................................      17,579       14,582        14,593
  Other current liabilities....................................................      35,896       35,196        32,755
                                                                                 -----------  -----------  -------------
        Total current liabilities..............................................      54,375       50,678        48,248
  Long-term debt...............................................................     184,700      176,200       164,100
  Deferred income taxes........................................................      39,767       39,777        40,861
  Other long-term liabilities..................................................       9,990        9,990        10,178
                                                                                 -----------  -----------  -------------
        Total liabilities......................................................     288,832      276,645       263,387
                                                                                 -----------  -----------  -------------
Commitments and contingencies
Stockholders' equity:
  Class A Stock, nonvoting; par value $.01 per share; 775,000 shares authorized; 752,808 shares issued and outstanding; liquidation value of
    $.001 per share............................................................      45,168       45,168        45,168
  Class C Stock, nonvoting; par value $.01 per share; 500,000 shares authorized; 242,192 shares issued at April 4, 1998 (unaudited) and January
    3, 1998, 242,192 shares issued and outstanding at December 28, 1996;
    liquidation value of $.001 per share.......................................      14,532       14,532        14,532
  Class C Treasury Stock, 20,998 shares at cost at April 4, 1998 (unaudited),
    19,709 shares at cost at January 3, 1998...................................      (1,260)      (1,183)       --
  Class D Stock, voting; par value $.01 per share; 5,000 shares authorized,
    issued and outstanding.....................................................         300          300           300
  Common Stock, voting; par value $.01 per share; 1,280,000 shares authorized;
    none issued or outstanding.................................................      --           --            --
  Accumulated deficit..........................................................      (2,869)        (897)       (2,351)
                                                                                 -----------  -----------  -------------
  Total stockholders' equity...................................................      55,871       57,920        57,649
                                                                                 -----------  -----------  -------------
        Total liabilities and stockholders' equity.............................   $ 344,703    $ 334,565     $ 321,036
                                                                                 -----------  -----------  -------------
                                                                                 -----------  -----------  -------------

   The accompanying notes are an integral part of the consolidated financial statements

                             CARTER HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                                                FOR THE PERIOD
                                                                                  FOR THE      FROM OCTOBER 30,
                                                                                 YEAR ENDED    1996 (INCEPTION)
                                                                                 JANUARY 3,         THROUGH
                                                                                    1998       DECEMBER 28, 1996
                                                       FOR THE THREE MONTHS    --------------  -----------------
                                                              ENDED
                                                     ------------------------
                                                                   MARCH 29,
                                                      APRIL 4,       1997
                                                        1998      -----------
                                                     -----------  (UNAUDITED)
                                                     (UNAUDITED)
Net sales..........................................   $  85,144    $  75,201     $  362,954        $  51,496
Cost of goods sold.................................      54,509       47,809        228,358           31,708
                                                     -----------  -----------  --------------        -------
Gross profit.......................................      30,635       27,392        134,596           19,788
Selling, general and administrative................      29,375       26,382        111,505           16,672
                                                     -----------  -----------  --------------        -------
Operating income...................................       1,260        1,010         23,091            3,116
Interest expense...................................       5,132        4,681         20,246            3,065
                                                     -----------  -----------  --------------        -------
Income (loss) before income taxes and extraordinary
  item.............................................      (3,872)      (3,671)         2,845               51
Provision for (benefit from) income taxes..........      (1,900)      (1,795)         1,391               51
                                                     -----------  -----------  --------------        -------
Income (loss) before extraordinary item............      (1,972)      (1,876)         1,454           --
Extraordinary item, net of income tax benefit of
  $1,270...........................................      --           --             --                2,351
                                                     -----------  -----------  --------------        -------
Net income (loss)..................................   $  (1,972)   $  (1,876)    $    1,454        $  (2,351)
                                                     -----------  -----------  --------------        -------
                                                     -----------  -----------  --------------        -------

   The accompanying notes are an integral part of the consolidated financial statements

                             CARTER HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                                    FOR THE PERIOD
                                                                                                         FROM
                                                                                                      OCTOBER 30,
                                                                                                         1996
                                                                                         FOR THE      (INCEPTION)
                                                                                       YEAR ENDED       THROUGH
                                                                                       JANUARY 3,    DECEMBER 28,
                                                                                          1998           1996
                                                               FOR THE THREE MONTHS    -----------  ---------------
                                                                      ENDED
                                                             ------------------------
                                                                           MARCH 29,
                                                              APRIL 4,       1997
                                                                1998      -----------
                                                             -----------  (UNAUDITED)
                                                             (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)........................................   $  (1,972)   $  (1,876)   $   1,454      $  (2,351)
  Extraordinary loss, net of taxes.........................      --           --           --              2,351
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization..........................       4,173        3,762       15,342          2,622
    Loss on disposal of fixed assets.......................      --           --              153         --
    Deferred tax (benefit) provision.......................         (61)         126          311             51
    Effect of changes in operating assets and liabilities:
      (Increase) decrease in accounts receivable...........       3,276       (1,896)     (10,875)         7,975
      Increase in inventories..............................     (14,950)      (6,055)      (7,047)          (704)
      Decrease (increase) in prepaid expenses and other
        assets.............................................        (142)       1,398        2,876         (4,432)
      (Decrease) increase in accounts payable and other
        liabilities........................................       3,203        2,320         (409)         1,583
      Other................................................      --           --             (163)        --
                                                             -----------  -----------  -----------  ---------------
        Net cash (used in) provided by operating
          activities.......................................      (6,473)      (2,221)       1,642          7,095
                                                             -----------  -----------  -----------  ---------------
Cash flows from investing activities:
  Proceeds from sale of fixed assets.......................           3           11           48         --
  Capital expenditures.....................................      (1,580)      (1,027)     (14,013)        (3,749)
  Payment to Sellers for the Acquisition, net of $3,830 of
    cash received from the Predessor.......................      --           --           --           (117,773)
  Payments of Acquisition costs............................      --           --           --            (21,705)
                                                             -----------  -----------  -----------  ---------------
        Net cash used in investing activities..............      (1,577)      (1,016)     (13,965)      (143,227)
                                                             -----------  -----------  -----------  ---------------
Cash flows from financing activities:
  Proceeds from revolving line of credit...................      36,000       19,000      107,000          6,100
  Payments of revolving line of credit.....................     (27,500)     (17,000)     (94,000)        (6,100)
  Proceeds from issuance of Holdings 12% Senior
    Subordinated Notes.....................................      --           --           --             20,000
  Proceeds from other debt.................................      --           --           --            240,000
  Payments of other debt...................................      --           --             (900)       (95,000)
  Payments of Predecessor debt.............................      --           --           --            (68,062)
  Payment of Predecessor accrued interest..................      --           --           --             (1,059)
  Payments of financing costs..............................      --           --             (650)       (14,632)
  Proceeds from issuance of Class A stock..................      --           --           --             45,168
  Proceeds from issuance of Class C stock..................      --           --           --             14,532
  Proceeds from issuance of Class D stock..................      --           --           --                300
  Repurchase of capital stock..............................        (137)      --           (1,183)        --
  Proceeds from sale of Class C Treasury stock.............          60       --           --             --
  Payment of Predecessor preferred stock dividends.........      --           --           --             (2,747)
  Payment of Predecessor's guaranteed yield dividend on
    common stock...........................................      --           --           --             (4,237)
  Other....................................................         494       --            4,354         --
                                                             -----------  -----------  -----------  ---------------
        Net cash provided by financing activities..........       8,917        2,000       14,621        134,263
                                                             -----------  -----------  -----------  ---------------
Net increase (decrease) in cash and cash equivalents.......         867       (1,237)       2,298         (1,869)
Cash and cash equivalents at beginning of period...........       4,259        1,961        1,961          3,830
                                                             -----------  -----------  -----------  ---------------
Cash and cash equivalents at end of period.................   $   5,126    $     724    $   4,259      $   1,961
                                                             -----------  -----------  -----------  ---------------
                                                             -----------  -----------  -----------  ---------------

   The accompanying notes are an integral part of the consolidated financial statements

                             CARTER HOLDINGS, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                                         CLASS C
                                                       COMMON      CLASS A    CLASS C   TREASURY     CLASS D    ACCUMULATED
                                                        STOCK       STOCK      STOCK      STOCK       STOCK       DEFICIT
                                                     -----------  ---------  ---------  ---------  -----------  ------------
BALANCE AT OCTOBER 30, 1996 (INCEPTION)............   $  --                             $  --                    $   --
  Issuance of Class A Stock (752,808 shares).......               $  45,168
  Issuance of Class C Stock (242,192 shares).......                          $  14,532
  Issuance of Class D Stock (5,000 shares).........                                                 $     300
  Net loss.........................................                                                                  (2,351)
                                                     -----------  ---------  ---------  ---------       -----   ------------
BALANCE AT DECEMBER 28, 1996.......................      --          45,168     14,532     --             300        (2,351)
  Purchase of Class C Treasury Stock (19,709
    shares)........................................                                        (1,183)
  Net income.......................................                                                                   1,454
                                                     -----------  ---------  ---------  ---------       -----   ------------
BALANCE AT JANUARY 3, 1998.........................      --          45,168     14,532     (1,183)        300          (897)
  Sale of Class C Treasury Stock (1,000 shares)
    (unaudited)....................................                                            60
  Purchase of Class C Treasury Stock (2,289 shares)
    (unaudited)....................................                                          (137)
  Net loss (unaudited).............................                                                                  (1,972)
                                                     -----------  ---------  ---------  ---------       -----   ------------
BALANCE AT APRIL 4, 1998 (UNAUDITED)...............   $  --       $  45,168  $  14,532  $  (1,260)  $     300    $   (2,869)
                                                     -----------  ---------  ---------  ---------       -----   ------------
                                                     -----------  ---------  ---------  ---------       -----   ------------

   The accompanying notes are an integral part of the consolidated financial statements

                             CARTER HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(INFORMATION AS OF AND FOR THE THREE-MONTH PERIODS ENDED APRIL 4, 1998 AND MARCH
                             29, 1997 IS UNAUDITED)

NOTE 1--THE COMPANY:

    Carter Holdings, Inc. ("Holdings") is a holding company whose primary asset consists of an investment in 100% of the outstanding capital stock of The William Carter Company, Inc. ("Carter's"). On October 30, 1996, Holdings, organized on behalf of affiliates of INVESTCORP S.A. ("Investcorp"), management and certain other investors, acquired 100% of the previously outstanding Common and Preferred Stock of Carter's from MBL Life Assurance Corporation, CHC Charitable Irrevocable Trust and certain management stockholders (collectively, the "Sellers"). Financing for the Acquisition totaled $226.1 million and was provided by (i) $56.1 million borrowings under a $100.0 million Senior Credit Facility; (ii) $90.0 million of borrowings under a Subordinated Loan Facility;
(iii) $70.9 million of capital invested by affiliates of Investcorp and certain other investors in Holdings, which included $20.0 million in proceeds from issuance of Holdings 12% Senior Subordinated Notes used to make a $20.0 million investment by Holdings in Carter's newly issued redeemable preferred stock; and
(iv) issuance of non-voting stock of Holdings valued at $9.1 million to certain members of management.

    In addition to purchasing or exchanging and retiring the previously issued capital stock of Carter's, the proceeds of the Acquisition and financing were used to make certain contractual payments to management ($11.3 million), pay for costs of the transactions ($20.9 million), and to retire all outstanding balances on Carter's previously outstanding long-term debt along with accrued interest thereon ($69.1 million). In November 1996, Carter's offered and sold in a private placement $100 million of Subordinated Notes, the net proceeds of which were used to retire the $90 million of Subordinated Loan Facility borrowings and $5 million of borrowings under the Senior Credit Facility.

    For purposes of identification and description, Carter's is referred to as the "Predecessor" for the period prior to the Acquisition, the "Successor" for the period subsequent to the Acquisition and Carter's for both periods.

    The Acquisition was accounted for by the purchase method. Accordingly, the assets and liabilities of the Predecessor were adjusted, at the Acquisition date, to reflect the allocation of the purchase price based

                             CARTER HOLDINGS, INC.

(INFORMATION AS OF AND FOR THE THREE-MONTH PERIODS ENDED APRIL 4, 1998 AND MARCH
                             29, 1997 IS UNAUDITED)

NOTE 1--THE COMPANY: (CONTINUED)
on estimated fair values. A summary of the purchase price allocation, at the Acquisition date, is as follows ($000):

Total financed purchase price.....................................................  $  226,100
                                                                                    ----------
                                                                                    ----------
Allocated to:
Cash and cash equivalents.........................................................  $    3,830
Accounts receivable, net..........................................................      27,234
Inventories.......................................................................      75,836
Prepaid expenses and other assets.................................................       5,999
Property, plant and equipment, net................................................      46,081
Tradename.........................................................................     100,000
Cost in excess of fair value......................................................      38,522
Deferred debt issuance costs......................................................       8,283
Accounts payable..................................................................     (13,393)
Other current liabilities.........................................................     (32,882)
Other long-term liabilities.......................................................      (9,590)
Net deferred taxes................................................................     (26,020)
Preferred stock issuance costs....................................................       2,200
                                                                                    ----------
                                                                                    $  226,100
                                                                                    ----------
                                                                                    ----------

    In fiscal 1997, certain revisions to the preceding estimates were made, as follows ($000):

Inventories.........................................................................  $   4,052
Cost in excess of fair value........................................................     (5,956)
Net deferred taxes..................................................................        201
Other current liabilities...........................................................      1,703

    While actual results may differ from these revised estimates, such differences are not expected to be material.

    A $14.9 million portion of the purchase price was applied to pay certain Predecessor dividends and expenses during the period ended December 28, 1996. This consisted of $2.8 million and $4.2 million, respectively, in dividends triggered on the Predecessor's Preferred and Common Stock, plus portions of compensation-related charges ($5.1 million) and other expense charges ($2.8 million) of the Predecessor incurred in connection with the Acquisition and expensed by the Predecessor.

    The following unaudited pro forma statement of operations presents the results of operations of Holdings and its subsidiaries for the fiscal year ended December 28, 1996 as though the controlling ownership of the Predecessor had been acquired on December 31, 1995, with financing established through the private placement, and assumes that there were no other changes in the operations of the Predecessor. The pro forma results are not necessarily indicative of the financial results that might have occurred had

                             CARTER HOLDINGS, INC.

(INFORMATION AS OF AND FOR THE THREE-MONTH PERIODS ENDED APRIL 4, 1998 AND MARCH
                             29, 1997 IS UNAUDITED)

NOTE 1--THE COMPANY: (CONTINUED)
the transaction included in the pro forma statement actually taken place on December 31, 1995, or of future results of operations ($000).

                                                                    PERIOD FROM
                                                                    OCTOBER 30,
                                                    PREDECESSOR         1996
                                                      PERIOD        (INCEPTION)
                                                 FROM DECEMBER 31,    THROUGH                    PRO FORMA FOR
                                                   1995 THROUGH     DECEMBER 28,   PRO FORMA    THE YEAR ENDED
                                                 OCTOBER 29, 1996       1996      ADJUSTMENTS  DECEMBER 28, 1996
                                                 -----------------  ------------  -----------  -----------------
Net sales......................................     $   266,739      $   51,496    $  --          $   318,235
                                                       --------     ------------  -----------        --------
Gross profit...................................          96,712          19,788         (282)(a)        116,218
Selling, general and administrative............          79,296          16,672        3,519(b)         99,487
Nonrecurring charge............................           8,834          --           (8,834)(c)        --
                                                       --------     ------------  -----------        --------
Operating income...............................           8,582           3,116        5,033           16,731
Interest expense...............................           7,075           3,065        9,847(d)         19,987
                                                       --------     ------------  -----------        --------
Income (loss) before income taxes and
  extraordinary item...........................           1,507              51       (4,814)          (3,256)
Provision (benefit) for income taxes...........           1,885              51       (2,918)(e)           (982)
                                                       --------     ------------  -----------        --------
Income (loss) before extraordinary item........            (378)         --           (1,896)          (2,274)
Extraordinary item, net........................         --                2,351       (2,351)(f)        --
                                                       --------     ------------  -----------        --------
Net income (loss)..............................     $      (378)     $   (2,351)   $     455      $    (2,274)
                                                       --------     ------------  -----------        --------
                                                       --------     ------------  -----------        --------

    Pro forma adjustments represent: (a) increase in depreciation expenses relating to revaluation of property, plant and equipment; (b) amortization of tradename and cost in excess of fair value of net assets acquired; decrease to periodic expense for postretirement benefits; and management fee expense in accordance with the terms of Carter's new management agreement with an affiliate of Investcorp; (c) elimination of nonrecurring charges directly related to the transactions; (d) increases in interest expense resulting from the change in debt structure; (e) income tax effects of pro forma adjustments; and (f) elimination of extraordinary charges directly related to the transactions.

NOTE 2--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    Carter's is a United States based manufacturer and marketer of premier branded childrenswear under the Carter's and Baby Dior labels. Carter's manufactures its products in plants located in the southern United States, Costa Rica, the Dominican Republic and Mexico. Products are manufactured for wholesale distribution to major domestic retailers and for the Carter's 138 retail outlet stores that market its brand name merchandise and certain products manufactured by other companies. The retail operations represent approximately 40% of consolidated net sales.

    PRINCIPLES OF CONSOLIDATION:

    The consolidated financial statements include the accounts of Holdings, Carter's and Carter's wholly-owned subsidiaries (all together, the "Company"). These additional subsidiaries consist of facilities in Costa Rica, the Dominican Republic and, added in fiscal 1997, Mexico. These non-U.S. facilities represent

                             CARTER HOLDINGS, INC.

(INFORMATION AS OF AND FOR THE THREE-MONTH PERIODS ENDED APRIL 4, 1998 AND MARCH
                             29, 1997 IS UNAUDITED)

NOTE 2--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(CONTINUED)
approximately 47% of the Company's sewing production. Total net assets (primarily property, plant and equipment and inventory) at the offshore facilities were approximately $10.4 million at January 3, 1998. All intercompany transactions and balances have been eliminated in consolidation.

    INTERIM RESULTS:

    In the opinion of management, the accompanying unaudited condensed consolidated financial statements of the Company contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial position of the Company as of April 4, 1998, and the results of its operations and cash flows for the three-month periods ended April 4, 1998 and March 29, 1997. Operating results for the three months ended April 4, 1998 are not necessarily indicative of the results that may be expected for the fiscal year ending January 2, 1999.

    FISCAL YEAR:

    The Company's fiscal year ends on the Saturday in December or January nearest the last day of December. The accompanying consolidated financial statements reflect the Company's financial position as of January 3, 1998 and December 28, 1996 and results of operations for the year ended January 3, 1998 and the period from October 30, 1996 (inception) through December 28, 1996. The fiscal year ended January 3, 1998 (fiscal 1997) contains 53 weeks, and the fiscal 1996 period from October 30, 1996 (inception) through December 28, 1996 contains nine weeks. The Company's quarter ends on the nearest Saturday to the calendar month end.

    CASH AND CASH EQUIVALENTS:

    The Company considers all highly liquid investments that have original maturities of three months or less to be cash equivalents. The Company had cash concentrations, in excess of deposit insurance limits, in six banks at both January 3, 1998 and December 28, 1996.

    ACCOUNTS RECEIVABLE:

    Approximately 71% of the Company's gross accounts receivable at April 4, 1998 and 69% and 75% at January 3, 1998 and December 28, 1996, respectively, were from its ten largest wholesale customers, primarily major retailers. Of these customers, three have individual receivable balances in excess of 10% but not more than 16% of gross accounts receivable. Sales to these customers represent comparable percentages to total wholesale revenues.

    INVENTORIES:

    Inventories are stated at the lower of cost (first-in, first-out basis for wholesale inventories and retail method for retail inventories) or market.

                             CARTER HOLDINGS, INC.

(INFORMATION AS OF AND FOR THE THREE-MONTH PERIODS ENDED APRIL 4, 1998 AND MARCH
                             29, 1997 IS UNAUDITED)

NOTE 2--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(CONTINUED)
    PROPERTY, PLANT AND EQUIPMENT:

    Property, plant and equipment are stated at cost. When fixed assets are sold or otherwise disposed, the accounts are relieved of the original costs of the assets and the related accumulated depreciation and any resulting profit or loss is credited or charged to income. For financial reporting purposes, depreciation is computed on the straight-line method over the estimated useful lives of the assets as follows: buildings-- 15 to 50 years; and machinery and equipment--3 to 10 years. Leasehold improvements are amortized over the lesser of the asset life or related lease term.

    TRADENAME AND COST IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED:

    Cost in excess of fair value of net assets acquired ("goodwill") represents the excess of the cost of the Acquisition over the fair value of the net assets acquired. At each balance sheet date, management determines whether there has been a permanent impairment in the value of the tradename and goodwill by comparing anticipated undiscounted future cash flows from operating activities with the carrying value of these intangibles. The amount of any resulting impairment will be calculated using the present value of the same cash flows from operating activities. The factors considered in this assessment will include operating results, trends and prospects, as well as the effects of demand, competition and other economic factors.

    The tradename and goodwill are each being amortized on a straight-line basis over their estimated lives of 40 years. Accumulated amortization of the tradename at April 4, 1998, January 3, 1998 and December 28, 1996 was $3,542,000, $2,917,000 and $417,000, respectively. Accumulated amortization of goodwill at April 4, 1998, January 3, 1998 and December 28, 1996 was $1,361,000, $1,121,000 and $159,000, respectively.

    DEFERRED DEBT ISSUANCE COSTS:

    Debt issuance costs are deferred and amortized to interest expense using the straight line method, which approximates the effective interest method, over the lives of the related debt. Amortization approximated $320,000 and $304,000 for the three-month periods ended April 4, 1998 and March 29, 1997, respectively, and $1,507,000 and $208,000 for the year ended January 3, 1998 and the period ended December 28, 1996, respectively. An extraordinary item for the period from October 30, 1996 through December 28, 1996 reflects the write-off of $3.4 million and $0.2 million of deferred debt issuance costs related to the $90.0 million Subordinated Loan Facility and portion of the Senior Credit Facility, respectively, repaid with the proceeds of the $100.0 million Senior Subordinated Notes in November 1996, net of income tax effects.

    STOCK-BASED EMPLOYEE COMPENSATION ARRANGEMENTS:

    The Company accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") was adopted in 1996 for disclosure purposes only (See Note 8).

                             CARTER HOLDINGS, INC.

(INFORMATION AS OF AND FOR THE THREE-MONTH PERIODS ENDED APRIL 4, 1998 AND MARCH
                             29, 1997 IS UNAUDITED)

NOTE 2--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(CONTINUED)
    INCOME TAXES:

    The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). In accordance with SFAS 109, the deferred tax provision is determined under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using presently enacted tax rates. Valuation allowances are established when it is more likely than not that a deferred tax asset will not be recovered. The provision for income taxes is generally the sum of the amount of income taxes paid or payable for the year as determined by applying the provisions of enacted tax laws to the taxable income for that year; the net change during the year in the Company's deferred tax assets and liabilities; and the net change during the year in any valuation allowances.

    SUPPLEMENTAL CASH FLOWS INFORMATION:

    Interest paid in cash approximated $1,725,000 and $926,000 for the three-month periods ended April 4, 1998 and March 29, 1997 and $18,730,000 and $2,463,000 for the year ended January 3, 1998 and the period ended December 28, 1996, respectively. Income tax refunds received in cash approximated $900,000 and $771,000 for the year ended January 3, 1998 and the period ended December 28, 1996, respectively.

    USE OF ESTIMATES IN THE PREPARATION OF THE CONSOLIDATED FINANCIAL
     STATEMENTS:

    The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    NEW ACCOUNTING STANDARDS:

    In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 is effective for fiscal years beginning after December 15, 1997. In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132"), which revises employers' disclosures about pension and other postretirement benefit plans. SFAS 132 does not change the measurement or recognition of those plans. SFAS 132 is effective for fiscal years beginning after December 15, 1997. The Company is currently evaluating the impact of the new statements on its end of year 1998 disclosures.

                             CARTER HOLDINGS, INC.

(INFORMATION AS OF AND FOR THE THREE-MONTH PERIODS ENDED APRIL 4, 1998 AND MARCH
                             29, 1997 IS UNAUDITED)

NOTE 3--INVENTORIES:

    Inventories consisted of the following ($000):

                                                                              APRIL 4,   JANUARY 3,   DECEMBER 28,
                                                                                1998        1998          1996
                                                                             ----------  -----------  ------------
Finished goods.............................................................  $   62,077   $  50,026    $   51,700
Work in process............................................................      27,222      24,069        15,884
Raw materials and supplies.................................................      13,290      13,544         8,956
                                                                             ----------  -----------  ------------
                                                                             $  102,589   $  87,639    $   76,540
                                                                             ----------  -----------  ------------
                                                                             ----------  -----------  ------------

NOTE 4--FIXED ASSETS:

    Fixed assets consisted of the following ($000):

                                                                              APRIL 4,   JANUARY 3,   DECEMBER 28,
                                                                                1998        1998          1996
                                                                             ----------  -----------  ------------
Land, buildings and improvements...........................................  $   14,693   $  14,526    $   12,679
Machinery and equipment....................................................      50,487      49,077        37,155
                                                                             ----------  -----------  ------------
                                                                                 65,180      63,603        49,834
Accumulated depreciation and amortization..................................     (13,188)    (10,592)       (1,613)
                                                                             ----------  -----------  ------------
                                                                             $   51,992   $  53,011    $   48,221
                                                                             ----------  -----------  ------------
                                                                             ----------  -----------  ------------

    Depreciation expense ($000) was $2,596 and $2,199 for the three-month periods ended April 4, 1998, and March 29, 1997, respectively, and $9,023 for the year ended January 3, 1998 and $1,613 for the period ended December 28, 1996.

NOTE 5--LONG-TERM DEBT:

Long-term debt consisted of the following ($000):

                                                                              APRIL 4,   JANUARY 3,  DECEMBER 28,
                                                                                1998        1998         1996
                                                                             ----------  ----------  ------------
Senior Credit Facility term loan...........................................  $   44,100  $   44,100   $   45,000
Senior Credit Facility revolving credit....................................      21,500      13,000       --
10 3/8% Series A Senior Subordinated Notes due 2006........................     100,000     100,000      100,000
12% Senior Subordinated Notes due 2008.....................................      20,000      20,000       20,000
                                                                             ----------  ----------  ------------
                                                                                185,600     177,100      165,000
Current maturities.........................................................        (900)       (900)        (900)
                                                                             ----------  ----------  ------------
                                                                             $  184,700  $  176,200   $  164,100
                                                                             ----------  ----------  ------------
                                                                             ----------  ----------  ------------

    The Senior Credit Facility provides for a $50.0 million Tranche B term loan facility. The Tranche B term loans have a final scheduled maturity date of October 31, 2003. The principal amounts of the Tranche B term loans are required to be repaid in 14 consecutive semi-annual installments totaling $0.9 million in

                             CARTER HOLDINGS, INC.

(INFORMATION AS OF AND FOR THE THREE-MONTH PERIODS ENDED APRIL 4, 1998 AND MARCH
                             29, 1997 IS UNAUDITED)

NOTE 5--LONG-TERM DEBT: (CONTINUED)
each of fiscal years 1997 through 2000, $5.4 million in fiscal year 2001, $13.5 million in fiscal year 2002 and $22.5 million in fiscal year 2003. In November 1996, proceeds of the 10 3/8% Senior Subordinated Notes were used to repay $5.0 million of the term loan. The repayment schedule has been adjusted ratably for this payment.

    The Senior Credit Facility also provides for a $50.0 million revolving credit facility. The revolving credit facility will expire on the earlier of (a) October 31, 2001 or (b) such other date as the revolving credit commitments thereunder shall terminate in accordance with the terms of the Senior Credit Facility. There is no scheduled interim amortization of principal. The facility has a sublimit of $10.0 million for letters of credit of which $5.8 million and $4.3 million was used for letters of credit as of April 4, 1998 and January 3, 1998, respectively. A commitment fee of 1/2 of 1% per annum is charged on the unused portion of the revolving credit facility.

    Borrowings under the Senior Credit Facility accrue interest at either the Alternate Base Rate (the "Alternate Base Rate") or an adjusted Eurodollar Rate (the "Eurodollar Rate"), at the option of the Company, plus the applicable interest margin. The Alternate Base Rate at any time is determined to be the highest of (i) the Federal Effective Funds Rate plus 1/2 of 1% per annum, (ii) the Base CD Rate plus 1% per annum and (iii) The Chase Manhattan Bank's Prime Rate. The applicable interest margin with respect to loans made under the revolving credit facility is 2.50% per annum with respect to loans that accrue interest at the Eurodollar Rate and 1.50% per annum for loans that accrue interest at the Alternate Base Rate. The applicable interest margin with respect to Tranche B term loans is 3.00% per annum for loans that accrue interest at the Eurodollar Rate and 2.00% per annum for loans that accrue interest at the Alternate Base Rate. The effective interest rate on borrowings outstanding at April 4, 1998, January 3, 1998 and December 28, 1996 was 10.1%. Interest on the Senior Credit Facility is payable quarterly.

    The Senior Credit Facility requires that upon a public offering by Holdings or any subsidiary of Holdings of its common or other voting stock, 50% of the net proceeds from such offering (only after satisfaction of certain specified obligations) is required to be applied toward the prepayment of indebtedness under the Senior Credit Facility. Upon the incurrence of any additional indebtedness (other than indebtedness permitted under the Senior Credit Facility), or upon the receipt of proceeds from certain asset sales and exchanges, 100% of the net proceeds from such incurrence, sale or exchange is required to be applied. In addition, the Senior Credit Facility requires that either 75% or 50% (depending on certain circumstances) of Excess Cash Flow (as defined in the Senior Credit Facility) is required to be applied toward the prepayment of indebtedness under the Senior Credit Facility. Such prepayments are required to be so applied first to the prepayment of the term loans and second to reduce permanently the revolving credit commitments. Subject to certain conditions, the Company may, from time to time, make optional prepayments of loans without premium or penalty.

    The loans are collateralized by a first priority interest in substantially all the personal property and certain real property of Carter's and a pledge of all the issued and outstanding stock of Carter's, as well as 65% of the issued and outstanding stock of Carter's foreign subsidiaries.

    The Senior Credit Facility imposes certain covenants, requirements, and restrictions on actions by Carter's and its subsidiaries that, among other things, restrict: (i) the incurrence and existence of indebtedness; (ii) consolidations, mergers and sales of assets; (iii) the incurrence and existence of liens or other encumbrances; (iv) the incurrence and existence of contingent obligations; (v) the payment of

                             CARTER HOLDINGS, INC.

(INFORMATION AS OF AND FOR THE THREE-MONTH PERIODS ENDED APRIL 4, 1998 AND MARCH
                             29, 1997 IS UNAUDITED)

NOTE 5--LONG-TERM DEBT: (CONTINUED)
dividends and repurchases of common stock; (vi) prepayments and amendments of certain subordinated debt instruments and equity; (vii) investments, loans and advances; (viii) capital expenditures; (ix) changes in fiscal year; (x) certain transactions with affiliates; and (xi) changes in lines of business. In addition, the Senior Credit Facility requires that Carter's comply with specified financial ratios and tests, including minimum cash flow, a maximum ratio of indebtedness to cash flow and a minimum interest coverage ratio.

    In June 1998, Carter's amended its Senior Credit Facility to benefit from favorable changes in the interest rate environment since the Acquisition and to support higher levels of demand for the Company's products than had been anticipated at Acquisition.

    The applicable interest margins for loans which accrue interest at the Eurodollar Rate were adjusted from 2.50% to 2.25% for the revolving credit facility and 3.00% to 2.50% for the term loan. The amendment provides for additional reductions in the interest margin based on the achievement of certain leverage ratios.

    To support peak working capital requirements in the June-July time period, the revolving credit facility was increased from $50.0 million to $65.0 million and the letter of credit sublimit increased from $10.0 million to $15.0 million.

    The 10 3/8% Senior Subordinated Notes were issued in November 1996. The proceeds from the 10 3/8% Notes were used to repay $90.0 million of Acquisition-related financing and $5.0 million of the Senior Credit Facility term loan.

    In April 1997, Carter's completed a registration with the Securities and Exchange Commission related to an Exchange Offer for $100,000,000 of 10 3/8% Series A Senior Subordinated Notes for a like amount of the 10 3/8% Senior Subordinated Notes issued in the November 1996 private placement. The terms and provisions of the 10 3/8% Notes were essentially unchanged.

    Interest on the 10 3/8% Notes is to be paid semi-annually on June 1 and December 1 of each year, commencing on June 1, 1997. The 10 3/8% Notes will be redeemable, in whole or in part, at the option of the Company on or after December 1, 2001 at the following redemption prices, plus accrued interest to the date of redemption:

                                                                                   REDEMPTION
YEAR                                                                                  PRICE
---------------------------------------------------------------------------------  -----------
2001.............................................................................     105.188%
2002.............................................................................     103.458%
2003.............................................................................     101.729%
2004 and thereafter..............................................................     100.000%

    The 10 3/8% Notes are uncollateralized. The 10 3/8% Notes contain provisions and covenants, including limitations on other indebtedness, restricted payments and distributions, sales of assets and subsidiary stock, liens and certain other transactions.

    The 12% Senior Subordinated Notes ("Holdings Notes") were originally issued by Holdings to Investcorp affiliates on October 30, 1996 in connection with the Acquisition as described in Note 1.

    In March 1997, pursuant to a Private Placement for $16,350,000 of the $20,000,000 outstanding Holdings Notes, Holdings agreed to register the Holdings Notes with the Securities and Exchange Commission. This registration, being undertaken in 1998, is intended to provide the holders of Holdings

                             CARTER HOLDINGS, INC.

(INFORMATION AS OF AND FOR THE THREE-MONTH PERIODS ENDED APRIL 4, 1998 AND MARCH
                             29, 1997 IS UNAUDITED)

NOTE 5--LONG-TERM DEBT: (CONTINUED)
Notes with the opportunity to exchange such notes for New Holdings Notes, identical in all material respects to the original notes, except that the New Holdings Notes would be registered under the Securities Act of 1933.

    Interest on the Holdings Notes is to be paid semi-annually on May 1 and November 1 of each year, commencing on May 1, 1997. The Holdings Notes are redeemable, in whole or in part at the option of the Company on or after the dates indicated, at the following redemption prices, plus accrued interest to the date of redemption:

                                                                                   REDEMPTION
YEAR                                                                                  PRICE
---------------------------------------------------------------------------------  -----------
December 31, 1996................................................................     109.000%
October 1, 1999..................................................................     107.000%
October 1, 2000..................................................................     105.000%
October 1, 2001..................................................................     103.000%
October 1, 2002..................................................................     101.000%
October 1, 2003 and thereafter...................................................     100.000%

    Upon a "Change in Control", (as defined in the indenture pursuant to which the Holdings Notes were issued (the "Subordinated Note Indenture")), each holder shall have the right to require that Holdings repurchase all or any part of such Holdings Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

    The Holdings Notes are general uncollateralized obligations of Holdings and are subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the Subordinated Note Indenture) of Holdings. In addition, the Holdings Notes are subordinated to all debts, liabilities and obligations of Carter's. The Holdings Notes contain provisions and covenants, including limitations on other indebtedness, dividends and distributions, transactions with affiliates, sales of assets and subsidiary stock, liens and certain other transactions.

    As noted above, provisions of Carter's and Holdings' debt agreements contain restrictions and limitations which effectively preclude dividends, distributions, or advances from Carter's to Holdings, except under certain specified conditions. Restricted net assets of Carter's at April 4, 1998 and January 3, 1998 totaled approximately $54.2 million and $56.7 million, respectively. Likewise, at April 4, 1998 and January 3, 1998, Holdings was effectively precluded from declaring or paying dividends on its Capital Stock.

    Aggregate minimum scheduled maturities of long-term debt during each of the next five fiscal years subsequent to January 3, 1998 are as follows ($000): fiscal 1998--$900; 1999--$900; 2000--900; 2001-- $18,400; and 2002--$13,500.

    The fair value of the Company's long term debt was deemed to approximate its carrying value at January 3, 1998, except for the 10 3/8% Notes and the Holdings Notes whose fair values were approximately 106% and 104%, respectively, of their book values as of January 3, 1998. The fair values were estimated based on similar issues or on current rates offered to the Company for debt of the same remaining maturities. At December 28, 1996, the carrying value of the Company's debt was deemed to approximate its fair value since the terms of such debt, including interest rates, are variable with market rates and/or were recently negotiated.

                             CARTER HOLDINGS, INC.

(INFORMATION AS OF AND FOR THE THREE-MONTH PERIODS ENDED APRIL 4, 1998 AND MARCH
                             29, 1997 IS UNAUDITED)

NOTE 6--CAPITAL STOCK:

    Features of Holdings' various classes of capital stock are specified in a Certificate of Designation (the "Certificate"). The Certificate specifies, among other things, restrictions on transfers of shares; certain "tag along rights" of the Class A and Class C shares pursuant to certain transfers of Class D shares; and redemptions required in connection with tag-along transfers or warrant exercises (see below).

    In the event of an initial public offering or sale of Holdings, as defined in the Certificate, all issued and outstanding shares of Class A, Class C, and Class D Stock not otherwise redeemed by Holdings shall automatically convert into shares of Common Stock on a one-for-one basis.

    Holders of shares of Class D Stock and Common Stock shall be entitled to one vote per share of such stock held, on all matters. Until a change in control of the Company, as defined, holders of Class A or Class C stock shall not have any voting rights except that the holders of the Class A and Class C Stock shall have the right to one vote for each share of such stock held as to (i) the approval of any amendments, or the alteration or repeal, whether by merger, consolidation or otherwise, of any provision of the Certificate or the Articles of Organization that would increase or decrease the par value of those shares of the Class A or Class C Stock, or alter or change the powers, preferences, or special rights of the shares of the Class A or Class C Stock, so as to affect such holders adversely; and (ii) matters as required under law.

    Effective upon a change in control, holders of shares of Class A or Class C Stock shall be entitled to one vote for each share of stock held, on all matters.

    In the event of liquidation of Holdings, each holder of Class A or Class C Stock shall be entitled to receive out of the net assets of the Company or the proceeds thereof available for distribution to stockholders, before any payment or distribution shall be made or set aside for payment on the Class D or Common Stock upon such liquidation, the amount of $.001 per share. Such distribution shall be allocated on a pro rata basis according to the number of shares of Class A or Class C Stock held by each stockholder.

    Certain officers and employees of the Company held 130,051, 131,340 and 151,049 shares of Class C Stock as of April 4, 1998, January 3, 1998 and December 28, 1996, respectively. Under certain circumstances, these officers and employees have the right to require an affiliate of Investcorp to purchase their Class C shares. In such cases, the Company has a right of first refusal to purchase such shares.

    In connection with the Acquisition, Holdings issued a Class A Warrant to an affiliate of Investcorp. Upon an initial public offering or sale of Holdings, as defined, the Class A Warrant entitles its holder to purchase, at a specified price, a specified number of shares of Holdings Common Stock. This will be accomplished via a redemption by Holdings of a corresponding number of Class A shares and issuance by Holdings to the Warrant holder of a corresponding number of Common shares.

NOTE 7--EMPLOYEE BENEFIT PLANS:

    The Company offers a comprehensive plan to current and certain future retirees and their spouses until they become eligible for Medicare and a Medicare Supplement plan. The Company also offers life insurance to current and certain future retirees. Employee contributions are required as a condition of participation for both medical benefits and life insurance, and the Company's liabilities are net of these employee contributions.

                             CARTER HOLDINGS, INC.

(INFORMATION AS OF AND FOR THE THREE-MONTH PERIODS ENDED APRIL 4, 1998 AND MARCH
                             29, 1997 IS UNAUDITED)

NOTE 7--EMPLOYEE BENEFIT PLANS: (CONTINUED)
    The following table sets forth the components of the accumulated postretirement benefit obligation (APBO) at January 3, 1998 and December 28, 1996 ($000):

                                                                     JANUARY 3,   DECEMBER 28,
                                                                        1998          1996
                                                                     -----------  -------------
Retirees...........................................................   $   6,139     $   5,527
Actives ineligible to retire.......................................       2,813         2,552
Actives eligible to retire.........................................       1,043           406
                                                                     -----------       ------
Total APBO.........................................................   $   9,995     $   8,485
                                                                     -----------       ------
                                                                     -----------       ------

    The funded status of the plan is reconciled to the accrued postretirement benefit liability recognized in the accompanying consolidated balance sheets (included in "Other long-term liabilities") at January 3, 1998 and December 28, 1996, as follows ($000):

                                                                     JANUARY 3,   DECEMBER 28,
                                                                        1998          1996
                                                                     -----------  -------------
Total APBO.........................................................   $   9,995     $   8,485
Plan assets at fair value..........................................      --            --
Unrecognized net loss..............................................      (1,442)           56
                                                                     -----------       ------
Accrued postretirement benefit liability...........................   $   8,553     $   8,541
                                                                     -----------       ------
                                                                     -----------       ------

    Net periodic postretirement benefit cost (NPPBC) charged to operations for the period from October 30, 1996 through December 28, 1996 and for the year ended January 3, 1998 included the following components ($000):

                                                                                    FOR THE
                                                                            PERIOD FROM OCTOBER 30,
                                                     FOR THE YEAR ENDED    1996 (INCEPTION) THROUGH
                                                       JANUARY 3, 1998         DECEMBER 28, 1996
                                                    ---------------------  -------------------------
Service cost......................................        $     169                $      21
Interest cost.....................................              649                       95
Amortization of transition obligation.............           --                       --
Amortization of net loss..........................               34                   --
                                                              -----                    -----
Total NPPBC.......................................        $     852                $     116
                                                              -----                    -----
                                                              -----                    -----

    The discount rate used in determining the APBO was 6.75% and 7.0% as of January 3, 1998 and December 28, 1996, respectively. In conjunction with purchase accounting for the Acquisition, the Company was required to record a liability on its balance sheet for the accumulated postretirement benefit obligation at the Acquisition date. The effects on the Company's plan of all future increases in health care cost are borne by employees; accordingly, increasing medical costs are not expected to have any material effect on the Company's future financial results.

                             CARTER HOLDINGS, INC.

(INFORMATION AS OF AND FOR THE THREE-MONTH PERIODS ENDED APRIL 4, 1998 AND MARCH
                             29, 1997 IS UNAUDITED)

NOTE 7--EMPLOYEE BENEFIT PLANS: (CONTINUED)
    The Company has an obligation under a defined benefit plan covering certain former officers. At January 3, 1998 and December 28, 1996, the present value of the estimated remaining payments under this plan was approximately $1.8 million and is included in other current and long-term liabilities.

    The Company also sponsors a defined contribution plan within the U.S. The plan covers employees who are at least 21 years of age and have completed one year of service, during which at least 1,000 hours were served. The plan provides for the option for employee contributions of between 1% and 15% of salary, of which the Company matches up to 4% of the employee contribution, at a rate of 75% on the first 2% and 50% on the second 2%. The Company's expense for the defined contribution plan totaled approximately ($000): $345 and $303 for the three-month periods ended April 4, 1998 and March 29, 1997, $785 for the fiscal year ended January 3, 1998 and $100 for the period ended December 28, 1996.

NOTE 8--MANAGEMENT STOCK INCENTIVE PLAN:

    Upon consummation of the Acquisition, Holdings adopted a Management Stock Incentive Plan in order to provide incentives to employees and directors of the Company by granting them awards tied to Class C stock of Holdings. Options for up to 75,268 shares may be granted to certain employees under the plan, of which 3,989, 7,966 and 3,069 remain ungranted at April 4, 1998, January 3, 1998 and December 28, 1996, respectively. In October 1996, Holdings granted options to purchase 72,199 shares of its Class C stock to certain employees of the Company. The exercise price of each such option and options granted in fiscal year 1997 and 1998 is $60.00 per share, which is deemed to be the fair market value of the stock at the time the options were granted. Accordingly, no compensation expense has been recognized on the options granted in any of the periods. All options granted vest ratably over five years contingent upon the Company meeting specific earnings targets) and expire in ten years, with weighted average remaining contractual lives of approximately nine years at January 3, 1998.

    A summary of stock options and changes therein is presented below:

                                                                                     OPTION TO
                                                                                     PURCHASE
                                                                                     NUMBER OF
                                                                                      SHARES
                                                                                    -----------
Outstanding, December 29, 1996 (none exercisable).................................      72,199
Granted...........................................................................       4,000
Exercised.........................................................................      --
Forfeited.........................................................................      (8,897)
Expired...........................................................................      --
                                                                                    -----------
Outstanding, January 3, 1998......................................................      67,302
Granted...........................................................................       3,977
                                                                                    -----------
Outstanding April 4, 1998.........................................................      71,279
                                                                                    -----------
                                                                                    -----------
Exercisable, January 3, 1998......................................................      13,460
                                                                                    -----------
                                                                                    -----------
Exercisable, April 4, 1998........................................................      14,256
                                                                                    -----------
                                                                                    -----------

                             CARTER HOLDINGS, INC.

(INFORMATION AS OF AND FOR THE THREE-MONTH PERIODS ENDED APRIL 4, 1998 AND MARCH
                             29, 1997 IS UNAUDITED)

NOTE 8--MANAGEMENT STOCK INCENTIVE PLAN: (CONTINUED)
    The fair value of each granted option, at the date of grant, has been estimated to be $29.50. This was estimated using a minimum value method, at a risk free interest rate assumption of 7.0%, expected life of ten years, and no expected dividends.

    If the fair value based method required by SFAS 123 had been applied, estimated compensation expense for the year ended January 3, 1998 would have been approximately $400,000, resulting in pro forma net income of $1,357,000. There would have been no compensation cost associated with these option grants for the period ended December 28, 1996 and the Company's net income would have been unchanged.

NOTE 9--INCOME TAXES:

    The provision for income taxes consisted of the following ($000):

                                                                FOR THE
                                                           THREE MONTHS ENDED                       FOR THE PERIOD
                                                         ----------------------      FOR THE       OCTOBER 30, 1996
                                                         APRIL 4,    MARCH 29,     YEAR ENDED     (INCEPTION) THROUGH
                                                           1998        1997      JANUARY 3, 1998   DECEMBER 28, 1996
                                                         ---------  -----------  ---------------  -------------------
Current tax provision (benefit):
  Federal..............................................  $  (1,563)  $  (1,633)     $     752          $  --
  State................................................       (276)       (288)           278             --
  Foreign..............................................     --          --                 50             --
                                                         ---------  -----------        ------              -----
    Total current provision (benefit)..................     (1,839)     (1,921)         1,080             --
                                                         ---------  -----------        ------              -----
Deferred tax provision (benefit):
  Federal..............................................        (52)        107            277                 44
  State................................................         (9)         19             34                  7
                                                         ---------  -----------        ------              -----
    Total deferred provision (benefit).................        (61)        126            311                 51
                                                         ---------  -----------        ------              -----
    Total provision (benefit)..........................  $  (1,900)  $  (1,795)     $   1,391          $      51
                                                         ---------  -----------        ------              -----
                                                         ---------  -----------        ------              -----

                             CARTER HOLDINGS, INC.

(INFORMATION AS OF AND FOR THE THREE-MONTH PERIODS ENDED APRIL 4, 1998 AND MARCH
                             29, 1997 IS UNAUDITED)

NOTE 9--INCOME TAXES: (CONTINUED)
    Components of deferred tax assets and liabilities were as follows ($000):

                                                                              APRIL 4,   JANUARY 3,   DECEMBER 28,
                                                                                1998        1998          1996
                                                                              ---------  -----------  ------------
Deferred tax assets:
  Accounts receivable allowance.............................................  $   1,122   $   1,237    $    1,279
  Inventory valuation.......................................................      5,822       5,777         7,740
  Liability accruals........................................................      6,001       5,879         6,659
  Deferred employee benefits................................................      3,738       3,755         3,820
  Loss and tax credit carryforwards.........................................        913         913         1,310
  Other.....................................................................        923         929           808
                                                                              ---------  -----------  ------------
    Total deferred tax assets...............................................  $  18,519   $  18,490    $   21,616
                                                                              ---------  -----------  ------------
                                                                              ---------  -----------  ------------
Deferred tax liabilities:
  Tradename.................................................................  $  35,921   $  35,921    $   36,846
  Depreciation..............................................................      8,252       8,284         8,788
  Deferred employee benefits................................................        432         432         1,733
  Other.....................................................................     --          --               447
                                                                              ---------  -----------  ------------
    Total deferred tax liabilities..........................................  $  44,605   $  44,637    $   47,814
                                                                              ---------  -----------  ------------
                                                                              ---------  -----------  ------------

    The difference between the Company's effective income tax rate and the federal statutory tax rate is reconciled below:

                                                                  FOR THE
                                                             THREE MONTHS ENDED
                                                       ------------------------------
                                                         APRIL 4,        MARCH 29,       FOR THE YEAR ENDED
                                                           1998            1997            JANUARY 3, 1998
                                                       -------------  ---------------  -----------------------
Statutory federal income tax rate....................           34%             34%                  34%
State income taxes, net of federal income tax
  benefit............................................            7               7                    7
Non-deductible Acquisition costs.....................       --              --                   --
Goodwill amortization................................            5              11                   11
Other permanent items................................            1               2                    2
Foreign income, net of tax...........................       --                  (4)                  (4)
Other................................................            2              (1)                  (1)
                                                                --              --                   --
Total................................................           49%             49%                  49%
                                                                --              --                   --
                                                                --              --                   --


                                                            PERIOD FROM
                                                         OCTOBER 30, 1996
                                                        (INCEPTION) THROUGH
                                                         DECEMBER 28, 1996
                                                       ---------------------
Statutory federal income tax rate....................               34%
State income taxes, net of federal income tax
  benefit............................................                9
Non-deductible Acquisition costs.....................           --
Goodwill amortization................................              106
Other permanent items................................           --
Foreign income, net of tax...........................              (21)
Other................................................              (28)

                                                                   ---
Total................................................              100%

                                                                   ---
                                                                   ---

    The portion of income before income taxes and extraordinary item attributable to foreign income was approximately $437,000 for the year ended January 3, 1998 and $40,000 for the period ended December 28, 1996.

                             CARTER HOLDINGS, INC.

(INFORMATION AS OF AND FOR THE THREE-MONTH PERIODS ENDED APRIL 4, 1998 AND MARCH
                             29, 1997 IS UNAUDITED)

NOTE 10--LEASE COMMITMENTS:

    Annual rent expense ($000) under operating leases was $3,398 and $3,505 for the three-month periods ended April 4, 1998 and March 29, 1997, respectively and $14,093 and $2,148 for the year ended January 3, 1998 and for the period ended December 28, 1996, respectively.

    Minimum annual rental commitments under current noncancelable operating leases as of January 3, 1998 were as follows ($000):

                                            BUILDINGS,
                                             PRIMARILY                        DATA                              TOTAL
                                              RETAIL     TRANSPORTATION    PROCESSING      MANUFACTURING    NONCANCELABLE
YEAR                                          STORES        EQUIPMENT       EQUIPMENT        EQUIPMENT         LEASES
------------------------------------------  -----------  ---------------  -------------  -----------------  -------------
1998......................................   $  10,850      $     555       $     355        $     185        $  11,945
1999......................................       8,556            294             226              175            9,251
2000......................................       5,624            170             184              145            6,123
2001......................................       3,441            122          --                    5            3,568
2002......................................       1,808             81          --                    5            1,894
Thereafter................................       1,669         --              --               --                1,669
                                            -----------        ------           -----            -----      -------------
Total.....................................   $  31,948      $   1,222       $     765        $     515        $  34,450
                                            -----------        ------           -----            -----      -------------
                                            -----------        ------           -----            -----      -------------

NOTE 11--OTHER CURRENT LIABILITIES:

    Other current liabilities consisted of the following ($000):

                                                          APRIL 4,   JANUARY 3,   DECEMBER 28,
                                                            1998        1998          1996
                                                          ---------  -----------  ------------
Accrued liability for retail store closures.............  $   2,381   $   2,381    $    6,000
Accrued liability for plant closures....................      2,748       2,748         3,000
Accrued income taxes....................................      4,718       6,538         4,477
Accrued workers compensation............................      4,500       4,500         3,000
Accrued incentive compensation..........................        647       2,650         2,400
Other current liabilities...............................     20,902      16,379        13,878
                                                          ---------  -----------  ------------
                                                          $  35,896   $  35,196    $   32,755
                                                          ---------  -----------  ------------
                                                          ---------  -----------  ------------

                             CARTER HOLDINGS, INC.

(INFORMATION AS OF AND FOR THE THREE-MONTH PERIODS ENDED APRIL 4, 1998 AND MARCH
                             29, 1997 IS UNAUDITED)

NOTE 12--VALUATION AND QUALIFYING ACCOUNTS:

    Information regarding valuation and qualifying accounts is as follows
($000):

                                                                      ALLOWANCE FOR
                                                                        DOUBTFUL      INVENTORY
                                                                        ACCOUNTS      VALUATION
                                                                      -------------  -----------
Balance, October 30, 1996...........................................    $   2,524     $   2,414
  Additions, charged to expense.....................................          156           100
  Recoveries (Writeoffs)............................................           11           (10)
                                                                           ------    -----------
Balance, December 28, 1996..........................................        2,691         2,504
  Additions, charged to expense.....................................        1,178         2,254
  Writeoffs.........................................................       (1,495)       (1,992)
                                                                           ------    -----------
Balance at January 3, 1998..........................................        2,374         2,766
  Additions, charged to expense.....................................          314           697
  Writeoffs.........................................................         (334)          (16)
                                                                           ------    -----------
Balance at April 4, 1998............................................    $   2,354     $   3,447
                                                                           ------    -----------
                                                                           ------    -----------

NOTE 13--RELATED PARTY TRANSACTIONS:

    In connection with the Acquisition, Invifin SA ("Invifin"), an affiliate of Investcorp, received a fee of $2.2 million. Also in connection with the Acquisition, the Company paid Investcorp International, Inc. ("International") advisory fees aggregating $2.25 million. The Company also paid $1.5 million to Invifin in fees in connection with providing a standby commitment to fund the Acquisition. In connection with the closing of the Acquisition, the Company entered into an agreement for management advisory and consulting services (the "Management Agreement") with International pursuant to which the Company agreed to pay International $1.35 million per annum for a five-year term. At the closing of the Acquisition, the Company prepaid International $4.05 million for the first three years of the term of the Management Agreement in accordance with its terms.

    In October 1996, the Company made a $1.5 million loan to an officer of the Company. The loan has a term of five years, is collateralized by the officer's stock of Holdings and bears interest at 6.49%, compounded semi-annually. The loan is prepayable with the proceeds of any disposition of the officer's stock in Holdings.

    During 1997, Holdings repurchased 19,709 shares of its Class C Stock owned by three former Company employees for cash payments totaling $1,183,000.

    During the quarter ended April 4, 1998, the Company repurchased 2,289 shares of its Class C stock owned by a former employee of the Company for a cash payment totaling approximately $137,000. In addition, the Company sold 1,000 shares of its Class C Treasury stock for $60,000 to an employee of the Company.

NOTE 14--ENVIRONMENTAL MATTERS

    Carter's has been named as a third-party defendant in an action involving environmental claims relating to property located near its previoulsy owned facility in Needham, Massachusetts. This case is in the early stages of discovery and management intends to aggressively defend its position that it has no liability in this matter.

    In 1998, the Company commenced an investigation in Lamar County, Georgia of a potential claim under Georgia's environmental laws. Based on the information available at this time, the ultimate outcome of this matter is uncertain and, therefore, the Company is unable to determine the amount of its liability or assess whether the resolution of these matters will have a material adverse effect on its results of operations or financial condition. Accordingly, no provision for any liability has been made in the accompanying financial statements.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of

The William Carter Company:

    We have audited the accompanying consolidated statements of operations, cash flows and changes in common stockholders' equity of The William Carter Company and its subsidiaries for the period from December 31, 1995 through October 29, 1996 (the "Predecessor"). These financial statements are the responsibility of The William Carter Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    As explained in Note 8 to the financial statements, controlling ownership of The William Carter Company was acquired by Carter Holdings, Inc. in a purchase transaction as of October 30, 1996. The Acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets and liabilities of the Predecessor based upon their estimated fair value at October 30, 1996. Accordingly, the accompanying financial statements of the Predecessor are not comparable to any financial statements of Carter Holdings, Inc. and its consolidated subsidiaries.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of the Predecessor for the period from December 31, 1995 through October 29, 1996 in conformity with generally accepted accounting principles.

                                          /s/ Coopers & Lybrand L.L.P.

Stamford, Connecticut
February 20, 1997

                           THE WILLIAM CARTER COMPANY
                      CONSOLIDATED STATEMENT OF OPERATIONS

                             (DOLLARS IN THOUSANDS)

                                                                                                      FOR THE
                                                                                                    PREDECESSOR
                                                                                                    PERIOD FROM
                                                                                                 DECEMBER 31, 1995
                                                                                                      THROUGH
                                                                                                 OCTOBER 29, 1996
                                                                                                 -----------------
Net sales......................................................................................     $   266,739
Cost of goods sold.............................................................................         170,027
                                                                                                       --------
Gross profit...................................................................................          96,712
Selling, general and administrative............................................................          79,296
Nonrecurring charge............................................................................           8,834
                                                                                                       --------
Operating income...............................................................................           8,582
Interest expense...............................................................................           7,075
                                                                                                       --------
Income before income taxes.....................................................................           1,507
Provision for income taxes.....................................................................           1,885
                                                                                                       --------
Net loss.......................................................................................            (378)
Dividend requirements on preferred stock.......................................................          (1,132)
                                                                                                       --------
Net loss applicable to common stockholder......................................................     $    (1,510)
                                                                                                       --------
                                                                                                       --------

   The accompanying notes are an integral part of the consolidated financial statements

                           THE WILLIAM CARTER COMPANY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                                      FOR THE
                                                                                                    PREDECESSOR
                                                                                                    PERIOD FROM
                                                                                                 DECEMBER 31, 1995
                                                                                                      THROUGH
                                                                                                 OCTOBER 29, 1996
                                                                                                 -----------------
Cash flows from operating activities:
  Net loss.....................................................................................     $      (378)
  Adjustments to reconcile net loss to net cash provided by operating activities:
    Depreciation and amortization..............................................................           6,979
    Deferred tax provision.....................................................................           2,381
    Effect of changes in operating assets and liabilities:
      Increase in accounts receivable..........................................................         (12,540)
      Decrease in inventories..................................................................           8,392
      Decrease in prepaid expenses and other assets............................................           2,759
      Increase in accounts payable and other liabilities.......................................          16,812
                                                                                                       --------
        Net cash provided by operating activities..............................................          24,405
                                                                                                       --------
Cash flow from investing activities:
    Capital expenditures.......................................................................          (4,007)
                                                                                                       --------
        Net cash used in investing activities..................................................          (4,007)
                                                                                                       --------
Cash flows from financing activities:
    Payments of Predecessor revolving line of credit...........................................         (31,500)
    Proceeds from Predecessor revolving line of credit.........................................          12,500
    Payment of other Predecessor debt..........................................................            (433)
                                                                                                       --------
        Net cash used in financing activities..................................................         (19,433)
                                                                                                       --------
Net increase in cash and cash equivalents......................................................             965
Cash and cash equivalents at beginning of period...............................................           2,865
                                                                                                       --------
Cash and cash equivalents at end of period.....................................................     $     3,830
                                                                                                       --------
                                                                                                       --------

   The accompanying notes are an integral part of the consolidated financial statements

                           THE WILLIAM CARTER COMPANY
        CONSOLIDATED STATEMENT OF CHANGES IN COMMON STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                                                       ADDITIONAL
                                                             CLASS A        CLASS B        CLASS C       PAID-IN    ACCUMULATED
                                                          COMMON STOCK   COMMON STOCK   COMMON STOCK     CAPITAL      DEFICIT
                                                          -------------  -------------  -------------  -----------  ------------

PREDECESSOR:
BALANCE AT DECEMBER 30, 1995............................    $      --      $      --      $      --     $  92,379    $  (97,057)

Net loss................................................                                                                   (378)
Preferred stock dividend................................                                                                 (2,747)
Common stock guaranteed-
  yield dividend........................................                                                                 (4,237)
                                                                  ---            ---            ---    -----------  ------------

BALANCE AT OCTOBER 29, 1996.............................    $      --      $      --      $      --     $  92,379    $ (104,419)
                                                                  ---            ---            ---    -----------  ------------
                                                                  ---            ---            ---    -----------  ------------

   The accompanying notes are an integral part of the consolidated financial statements

                           THE WILLIAM CARTER COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    The William Carter Company ("Carter's") is a United States based manufacturer and marketer of premier branded childrenswear under the Carter's and Baby Dior labels. Carter's manufactures its products in plants located in the southern United States, Costa Rica and the Dominican Republic. Products are manufactured for wholesale distribution to major domestic retailers, and for the Company's 132 retail outlet stores that market its brand name merchandise and certain products manufactured by other companies. The retail operations represent approximately 40% of consolidated net sales.

    PRINCIPLES OF CONSOLIDATION:

    The consolidated financial statements include the accounts of Carter's and its wholly owned subsidiaries. These subsidiaries consist of facilities in Costa Rica and the Dominican Republic and represent approximately 40% of Carter's sewing production. All intercompany transactions and balances have been eliminated in consolidation.

    FISCAL YEAR:

    Carter's fiscal year ends on the Saturday in December or January nearest the last day of December. The accompanying consolidated financial statements reflect Carter's results of operations for the period from December 31, 1995 through October 29, 1996. As discussed in Note 8, Carter's was acquired by Carter Holdings, Inc. on October 30, 1996. All financial data for Carter's for periods prior to the Acquisition are referred to as "Predecessor".

    DEPRECIATION AND AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT:

    For financial reporting purposes, depreciation is computed on the straight-line method over the estimated useful lives of the assets as follows: buildings--15 to 50 years; and machinery and equipment--3 to 10 years. Leasehold improvements are amortized over the lesser of the asset life or related lease term. Depreciation expense was $6,612,000 for the period ended October 29, 1996

    DEFERRED DEBT ISSUANCE COSTS:

    Debt issuance costs are deferred and amortized to interest expense using the straight-line method, which approximated the effective interest method, over the lives of the related debt. Amortization approximated $367,000 for the period ended October 29, 1996.

    STOCK-BASED EMPLOYEE COMPENSATION ARRANGEMENTS:

    Carter's accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," was adopted in fiscal 1996 for disclosure purposes only.

    INCOME TAXES:

    Carter's accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). In accordance with SFAS 109, the deferred tax provision is determined under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using presently

                           THE WILLIAM CARTER COMPANY

NOTE 1--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(CONTINUED)
enacted tax rates. Valuation allowances are established when it is more likely than not that a deferred tax asset will not be recovered. The provision for income taxes is the sum of the amount of income taxes paid or payable for the year as determined by applying the provisions of enacted tax laws to the taxable income for that year; the net change during the year in Carter's deferred tax assets and liabilities; and the net change during the year in any valuation allowances.

    SUPPLEMENTAL CASH FLOWS INFORMATION:

    Interest paid in cash approximated $6,708,000 for the period ended October 29, 1996. Income taxes paid in cash approximated $903,000 for the same period.

    USE OF ESTIMATES IN THE PREPARATION OF THE CONSOLIDATED FINANCIAL
     STATEMENTS:

    The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management of Carter's to make estimates and assumptions that affect disclosures of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2--INTEREST EXPENSE:

    Interest expense for the period ended October 29, 1996 represents such costs related to approximately $47 million of borrowings on a term loan, approximately $4 million on a senior subordinated note, approximately $16 million on a subordinated note, approximately $1 million on an industrial revenue bond, and fluctuating borrowings on a revolving credit facility, all of which bore interest at variable rates.

NOTE 3--CAPITAL STOCK:

    At December 30, 1995 and until October 30, 1996, Carter's had outstanding 50,000 shares of Series A preferred stock, $.01 par value per share, carried at $50.0 million; 10,000 shares of Class A Common, $.01 par value per share; 10,000 shares of Class B Common, $.01 par value per share; 2,785 shares of Class C Common; and $92.4 million of additional paid-in-capital. In conjunction with the Acquisition, (See Note 8), cumulative dividends totaling $2.8 million on the Series A Preferred Stock and $4.2 million guaranteed yield dividends on the Common Stock were required to be paid to the respective stockholders and all shares were acquired and retired.

NOTE 4--EMPLOYEE BENEFIT PLANS:

    Carter's offers a comprehensive plan to current and certain future retirees and their spouses until they become eligible for Medicare and a Medicare Supplement plan. Carter's also offers life insurance to current and certain future retirees. Employee contributions are required as a condition of participation for both medical benefits and life insurance, and Carter's liabilities are net of these employee contributions.

                           THE WILLIAM CARTER COMPANY

NOTE 4--EMPLOYEE BENEFIT PLANS: (CONTINUED)
    Net periodic postretirement benefit cost (NPPBC) charged to operations for the period from December 31, 1995 through October 29, 1996 included the following components ($000):

Service cost..........................................................................  $     100
Interest cost.........................................................................        482
Amortization of transition obligation.................................................        318
Amortization of net loss..............................................................         45
                                                                                        ---------
Total NPPBC...........................................................................  $     945
                                                                                        ---------
                                                                                        ---------

    The effects on the plan of all future increases in health care cost are borne by employees; accordingly, increasing medical costs are not expected to have any material effect on Carter's future financial results.

    Carter's has an obligation under a defined benefit plan covering certain former officers. Carter's also maintained a Management Equity Participation Plan and a Long Term Incentive Plan for executive and other key salaried employees. Expense related to these two plans for the period ended October 29, 1996 totaled $4.9 million, including $3.3 million triggered as a result of the Acquisition.

NOTE 5--INCOME TAXES:

    The provision for income taxes consisted of the following ($000):

                                                                                  FOR THE
                                                                                PREDECESSOR
                                                                                  PERIOD
                                                                                   FROM
                                                                             DECEMBER 31, 1995
                                                                                  THROUGH
                                                                             OCTOBER 29, 1996
                                                                             -----------------
Current tax provision (benefit):
  Federal..................................................................      $    (484)
  State....................................................................            (12)
                                                                                    ------
    Total current benefit:.................................................           (496)
                                                                                    ------

Deferred tax provision (benefit):
  Federal..................................................................          2,121
  State....................................................................            260
                                                                                    ------
    Total deferred tax provision...........................................          2,381
                                                                                    ------
    Total provision........................................................      $   1,885
                                                                                    ------
                                                                                    ------

                           THE WILLIAM CARTER COMPANY

NOTE 5--INCOME TAXES: (CONTINUED)
    The difference between Carter's effective income tax rate and the federal statutory tax rate is reconciled below:

                                                                                    FOR THE
                                                                              PREDECESSOR PERIOD
                                                                                     FROM
                                                                               DECEMBER 31, 1995
                                                                                    THROUGH
                                                                               OCTOBER 29, 1996
                                                                             ---------------------
Statutory federal income tax rate..........................................               34%
State income taxes, net of federal income tax benefit......................               11
Non-deductible Acquisition costs...........................................               77
Foreign income, net of tax.................................................               (3)
Other......................................................................                6
                                                                                         ---
Total......................................................................              125%
                                                                                         ---
                                                                                         ---

NOTE 6--LEASE COMMITMENTS:

    Rent expense under operating leases was $10,902 during the period ended October 29, 1996. Minimum annual rental commitments under current noncancelable operating leases as of October 29, 1996 were as follows ($000):

                                                           BUILDINGS,
                                                           PRIMARILY                         DATA           TOTAL
                                                             RETAIL     TRANSPORTATION    PROCESSING    NONCANCELABLE
YEAR                                                         STORES        EQUIPMENT       EQUIPMENT       LEASES
--------------------------------------------------------  ------------  ---------------  -------------  -------------
1996 (remainder of year)................................   $    1,845      $      55       $      44      $   1,944
1997....................................................       10,905            544             180         11,629
1998....................................................        8,254            262             180          8,696
1999....................................................        6,359            157          --              6,516
2000....................................................        4,125             96          --              4,221
2001....................................................        2,193             40          --              2,233
Thereafter..............................................        2,445         --              --              2,445
                                                          ------------        ------           -----    -------------
Total...................................................   $   36,126      $   1,154       $     404      $  37,684
                                                          ------------        ------           -----    -------------
                                                          ------------        ------           -----    -------------

NOTE 7--VALUATION AND QUALIFYING ACCOUNTS:

    Information regarding valuation and qualifying accounts for the period ended October 29, 1996 was as follows ($000):

                                                                                    ALLOWANCE
                                                                                       FOR
                                                                                    DOUBTFUL
                                                                                    ACCOUNTS
                                                                                   -----------
Balance, December 30, 1995.......................................................   $   2,888
Additions, charged to expense....................................................         408
Writeoffs........................................................................        (772)
                                                                                   -----------
Balance, October 29, 1996........................................................   $   2,524
                                                                                   -----------
                                                                                   -----------

                           THE WILLIAM CARTER COMPANY

NOTE 8--SUBSEQUENT EVENT:

    On October 30, 1996, Carter Holdings, Inc. ("Holdings"), a holding company organized on behalf of affiliates of INVESTCORP S.A. ("Investcorp"), management and certain other investors, acquired 100% of the previously outstanding Common and Preferred stock of Carter's from MBL Life Assurance Corporation, CHC Charitable Irrevocable Trust and certain management stockholders (collectively, the "Sellers").

    In addition to purchasing or exchanging and retiring the previously issued capital stock of Carter's, the proceeds of the Acquisition and financing were used to make certain contractual payments to management ($11.3 million), pay for costs of the transactions ($20.9 million), and to retire all outstanding balances on Carter's previously outstanding long-term debt along with accrued interest thereon ($69.1 million).

    The Acquisition was accounted for by the purchase method. Accordingly, the assets and liabilities of the Predecessor were adjusted at the Acquisition date to reflect the allocation of the purchase price based on estimated fair values.

    A $14.9 million portion of the purchase price was applied to pay certain Predecessor dividends and expenses. This consisted of $2.8 million and $4.2 million, respectively, in dividends triggered on the Predecessor's Preferred and Common Stock, plus portions of compensation-related charges ($5.1 million) and other expense charges ($2.8 million) of the Predecessor incurred in connection with the Acquisition.

    The nonrecurring charge in the Predecessor period December 31, 1995 through October 29, 1996 reflects total compensation-related charges of $5.3 million for amounts paid to management in connection with the Acquisition and total other expense charges of $3.5 million for costs and fees that Carter's incurred in connection with the Acquisition.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of

The William Carter Company

    In our opinion, the consolidated statements of income, of cash flows and of changes in stockholders' equity for the fiscal year ended December 30, 1995 (appearing on pages F-34 through F-36 of this Form S-4 Registration Statement) present fairly, in all material respects, the results of operations and cash flows of The William Carter Company and its subsidiaries for the fiscal year ended December 30, 1995 in conformity with generally accepted accounting principles. These financial statements are the responsibility of The William Carter Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. We have not audited the consolidated financial statements of The William Carter Company for any period subsequent to December 30, 1995.

                                          /s/ Price Waterhouse LLP

Stamford, Connecticut
February 16, 1996

                           THE WILLIAM CARTER COMPANY
                        CONSOLIDATED STATEMENT OF INCOME
                             (DOLLARS IN THOUSANDS)

                                                                                                      FOR THE
                                                                                                    FISCAL YEAR
                                                                                                       ENDED
                                                                                                 DECEMBER 30, 1995
                                                                                                 -----------------
Net sales......................................................................................     $   295,431
Cost of goods sold.............................................................................         191,105
                                                                                                       --------
Gross profit...................................................................................         104,326
Selling, general and administrative............................................................          83,223
                                                                                                       --------
Operating income...............................................................................          21,103
Interest expense...............................................................................           7,849
                                                                                                       --------
Income before income taxes.....................................................................          13,254
Provision for income taxes.....................................................................           5,179
                                                                                                       --------
Net income.....................................................................................     $     8,075
                                                                                                       --------
                                                                                                       --------

   The accompanying notes are an integral part of the consolidated financial statements

                           THE WILLIAM CARTER COMPANY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                                      FOR THE
                                                                                                    FISCAL YEAR
                                                                                                       ENDED
                                                                                                 DECEMBER 30, 1995
                                                                                                 -----------------
Cash flows from operating activities:
  Net income...................................................................................     $     8,075
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization..............................................................           7,737
    Deferred income tax benefit................................................................            (465)
    Gain on disposal of assets.................................................................             (40)
    Compensation charge on stock issued to employees...........................................             276
  Changes in assets and liabilities:
  (Increase) decrease in assets:
    Accounts receivable........................................................................          (3,878)
    Inventories................................................................................         (28,099)
    Prepaid expenses and other current assets..................................................           1,641
  Increase in liabilities:
    Accounts payable...........................................................................           3,981
    Other current liabilities..................................................................           3,431
    Other long-term liabilities................................................................           1,825
                                                                                                       --------
      Net cash used in operating activities....................................................          (5,516)
                                                                                                       --------
Cash flows from investing activities:
  Proceeds from sale of assets.................................................................             346
  Capital expenditures.........................................................................         (13,715)
                                                                                                       --------
      Net cash used in investing activities....................................................         (13,369)
                                                                                                       --------
Cash flows from financing activities:
  Borrowings under revolving credit facility...................................................          19,000
  Payments under term loan and subordinated note agreements....................................          (2,732)
  Payments of industrial revenue bond..........................................................            (433)
  Preferred stock dividend.....................................................................          (1,678)
                                                                                                       --------
      Net cash provided by financing activities................................................          14,157
                                                                                                       --------
Net decrease in cash and cash equivalents......................................................          (4,728)
Cash and cash equivalents at beginning of period...............................................           7,593
                                                                                                       --------
Cash and cash equivalents at end of period.....................................................     $     2,865
                                                                                                       --------
                                                                                                       --------

   The accompanying notes are an integral part of the consolidated financial statements

                           THE WILLIAM CARTER COMPANY
        CONSOLIDATED STATEMENT OF CHANGES IN COMMON STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                      SERIES A      CLASS A      CLASS B      CLASS C    CAPITAL IN
                                      PREFERRED     COMMON       COMMON       COMMON      EXCESS OF   ACCUMULATED
                                        STOCK        STOCK        STOCK        STOCK      PAR VALUE     DEFICIT       TOTAL
                                     -----------  -----------  -----------  -----------  -----------  ------------  ---------
BALANCE AT DECEMBER 31, 1994.......   $  50,000       --           --           --        $  92,103    $ (103,454)  $  38,649
Preferred stock dividend...........      --           --           --           --           --            (1,678)     (1,678)
Issuance of Class C common stock to
  employees........................      --           --           --           --              276        --             276
Net income.........................      --           --           --           --           --             8,075       8,075
                                     -----------       -----        -----        -----   -----------  ------------  ---------
BALANCE AT DECEMBER 30, 1995.......   $  50,000    $  --        $  --        $  --        $  92,379    $  (97,057)  $  45,322
                                     -----------       -----        -----        -----   -----------  ------------  ---------
                                     -----------       -----        -----        -----   -----------  ------------  ---------

   The accompanying notes are an integral part of the consolidated financial statements

                           THE WILLIAM CARTER COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             (DOLLARS IN THOUSANDS)

NOTE 1--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    The William Carter Company (Carter's) is a United States based manufacturer and marketer of premier branded childrenswear under the CARTER'S and BABY DIOR labels. Carter's manufactures its products in plants located in the southern United States, Costa Rica and the Dominican Republic. Products are manufactured for wholesale distribution to major domestic retailers, and for Carter's more than 120 retail outlet stores that market its brand name merchandise and certain products manufactured by other companies. Approximately 56.5% of Carter's 1995 net sales were wholesale and 43.5% were retail.

    PRINCIPLES OF CONSOLIDATION:

    Effective January 1, 1995, Carter Holdings Corp., the former parent company, was merged into Carter's. The consolidated financial statements include the accounts of Carter's and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

    FISCAL YEAR:

    Carter's fiscal year ends on the Saturday in December or January nearest the last day of December. The fiscal year ended December 30, 1995 contained 52 weeks.

    REVENUE RECOGNITION:

    Revenues from Carter's wholesale operations are recognized upon shipment; revenues from retail operations are recognized at point of sale.

    DEBT ISSUE COSTS:

    Debt issue costs are deferred and amortized over a five year period ending in fiscal year 1996. Amortization approximated $400 in fiscal 1995.

    INCOME TAXES:

    Carter's accounts for income taxes under the provisions of FASB Statement No. 109, "Accounting for Income Taxes" (FAS 109). In accordance with FAS 109, the deferred tax provision is determined under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using presently enacted tax rates. The provision for income taxes is the sum of the amount of income taxes paid or payable for the year as determined by applying the provisions of enacted tax laws to the taxable income for that year and the net change during the year in Carter's deferred tax assets and liabilities.

    SUPPLEMENTAL CASH FLOW INFORMATION:

    Interest paid in cash approximated $7,323 for the fiscal year ended December 30, 1995. Income taxes paid in cash approximated $4,212 in fiscal 1995.

    USE OF ESTIMATES IN THE PREPARATION OF THE CONSOLIDATED FINANCIAL
     STATEMENTS:

    The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management of Carter's to make estimates and assumptions that affect the

                           THE WILLIAM CARTER COMPANY

                             (DOLLARS IN THOUSANDS)

NOTE 1--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(CONTINUED)
reported amounts of assets and liabilities and disclosures of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2--CAPITAL STOCK:

    For each of Class A and Class B common stock, 100,000 shares of stock, par value $.01 per share, are authorized. There were 10,000 shares each of Class A and Class B common stock issued and outstanding at the end of fiscal 1995. The holders of Class A and Class B common stock are entitled to four votes per share and one vote per share, respectively.

    In January 1995, 100,000 shares of Class C non-voting common stock, par value $.01 per share, were authorized of which 2,785 shares were issued to participants in the Management Equity Participation Plan (see Note 6).

    As of the end of fiscal 1995, 50,000 shares of non-voting Series A preferred stock, par value $.01 per share, were authorized, issued and outstanding. Dividends on Series A preferred stock are payable on May 31 of each year, commencing May 31, 1995, and will be equal to the lesser of (1) 20% of consolidated net income for the preceding fiscal year or (2) 5% of the liquidation value of all preferred stock; such dividends are cumulative. The dividend payable on May 31, 1996, calculated based on 1995 consolidated net income, will be $1,615. The dividend paid on May 31, 1995 was $1,678.

NOTE 3--INCOME TAXES:

    The provision for income taxes for fiscal 1995 consisted of the following:

Current tax provision (benefit):
  Federal...........................................................  $   4,612
  State.............................................................      1,032
                                                                      ---------
    Total current provision.........................................      5,644

Deferred tax provision (benefit):
  Federal...........................................................       (372)
  State                                                                     (93)
                                                                      ---------
Deferred tax benefit................................................       (465)
                                                                      ---------
    Total provision.................................................  $   5,179
                                                                      ---------
                                                                      ---------

                           THE WILLIAM CARTER COMPANY

                             (DOLLARS IN THOUSANDS)

NOTE 3--INCOME TAXES: (CONTINUED)
    The difference between Carter's effective income tax rate and the federal statutory tax rate for fiscal 1995 is reconciled below:

Statutory federal income tax rate.....................................       35.0%
State income taxes, net of federal income tax benefit.................        4.6
Jobs tax credit.......................................................       (0.7)
Other.................................................................        0.2
                                                                              ---
    Total.............................................................       39.1%
                                                                              ---
                                                                              ---

NOTE 4--LEASE COMMITMENTS:

    Annual rent expense under operating leases was $11,228 in fiscal 1995. Minimum annual rental commitments under current noncancelable operating leases as of December 30, 1995 were as follows:

                                                       BUILDINGS,
                                                        PRIMARILY                       DATA          TOTAL
                                                         RETAIL     TRANSPORTATION   PROCESSING   NONCANCELABLE
YEAR                                                     STORES        EQUIPMENT      EQUIPMENT      LEASES
-----------------------------------------------------  -----------  ---------------  -----------  -------------
1996.................................................   $  10,893      $     490      $     262     $  11,645
1997.................................................       9,388            469         --             9,857
1998.................................................       7,057            206         --             7,263
1999.................................................       5,122            110         --             5,232
2000.................................................       2,878             50         --             2,928
Thereafter...........................................       3,806         --             --             3,806
                                                       -----------        ------     -----------  -------------
Total................................................   $  39,144      $   1,325      $     262     $  40,731
                                                       -----------        ------     -----------  -------------
                                                       -----------        ------     -----------  -------------

NOTE 5--VALUATION AND QUALIFYING ACCOUNTS:

    Information regarding valuation and qualifying accounts for fiscal year 1995 were as follows:

                                                                                      ALLOWANCE
                                                                                         FOR
                                                                                      DOUBTFUL
                                                                                      ACCOUNTS
                                                                                     -----------
Balance at December 31, 1994.......................................................   $   2,151
Additions, charged to expense......................................................         653
Recoveries.........................................................................          84
                                                                                     -----------
Balance at December 30, 1995.......................................................   $   2,888
                                                                                     -----------
                                                                                     -----------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Summary...................................................................    3
Risk Factors..............................................................   10
Use of Proceeds...........................................................   14
The Acquisition...........................................................   14
Capitalization............................................................   15
Selected Financial Data...................................................   16
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   19
The Exchange Offer........................................................   27
Business..................................................................   33
Management................................................................   43
Ownership of Voting Securities............................................   47
Certain Transactions......................................................   48
Capital Structure.........................................................   49
Description of Notes......................................................   53
Certain Federal Income Tax Considerations.................................   78
Plan of Distribution......................................................   79
Legal Matters.............................................................   79
Experts...................................................................   79
Index to Consolidated Financial Statements................................  F-1

                            ------------------------

    UNTIL OCTOBER 11, 1998 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE NOTES, WHETHER OR NOT PARTICIPATING IN THE ORIGINAL DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                  $20,000,000

                             CARTER HOLDINGS, INC.

                                  12% SERIES B
                           SENIOR SUBORDINATED NOTES
                                    DUE 2008

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                 JULY 13, 1998

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